Exhibit 99.1

POSCO HOLDINGS INC.

and Subsidiaries

Consolidated Financial Statements

December 31, 2023 and 2022

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Opinion

We have audited the consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising summary of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (“KSAs“), the Company’s internal control over financial reporting (“ICFR”) for consolidation purposes as of December 31, 2023 based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 13, 2024 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting for consolidation purposes.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs“). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2023. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(a) POSCO Eco & Challenge CO., LTD (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD)—Estimation of percentage-of-completion by the input method As described in notes 3 (“Revenue from contracts with customers”), 29 and 30 to the consolidated financial statements, revenue from construction contract amounted to ~~W~~8,201,881 million, which was approximately 10.6% of consolidated revenue for the year ended December 31, 2023. Such revenue is primarily related to POSCO Eco & Challenge CO., LTD (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD), a subsidiary of the Company. In connection with the Company’s production-to-order revenue transactions, when the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenues and contract costs over time based on the percentage-of-completion method. The percentage-of-completion is calculated based on the ratio of contract costs incurred for work performed to date excluding costs incurred that do not contribute to the progress in satisfying the Company’s performance obligation over the estimated total contract costs.

Construction contracts generally have a long-term duration, and the total contract costs are estimated based on estimated future expenditures for materials, labor, outsourcing costs and others which are expected to be incurred during the construction period. Considering the impact on revenue recognition from the uncertainty in connection with the long-term contracts and changes in estimated costs, we identified estimation of percentage-of-completion by the input method related to POSCO Eco & Challenge CO., LTD (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD) as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Testing certain internal controls over the Company’s estimation and review on the estimated total contract costs, and review on cost allocation among projects;

•	Inspecting the documents prepared by the person in charge of construction field regarding rationale and reliability of the estimated total contract costs for major construction projects;

•

Inquiring and inspecting the documents regarding rationale and reliability of the estimates such as material costs, labor costs and outsourcing costs included in the estimated total contract costs on major new construction projects;

•	For contracts with significant changes in total contract costs during the current year, inquiring the person in charge of construction field and inspecting documents as to the cause of such changes;

•

Inquiring the person in charge of construction field and inspecting documents as to the cause of significant differences between estimated total cost and the actual total cost for projects completed during the current year; and

•

For selected samples, testing the existence of contract costs incurred during the year, and whether they were aggregated or allocated to the corresponding projects for calculating percentage-of-completion through inspection of supporting documentation.

(b) Cut-off of export sales

Export sales represent a significant portion of the consolidated revenues for the Company’s products and merchandise which, are shipped to other countries via vessels and other logistics. The timing of revenue recognition for export sales may vary in accordance with the “International Commercial Terms”. Due to the extended period of time between shipment to and arrival of products and merchandise at their destination, there is a high risk of misstatement of the timing of revenue recognition due to fraud.

Considering the inherent risks and significance of export sales of individual subsidiaries to consolidated revenue, we have identified the appropriateness of the recognition period for export sales of POSCO, POSCO International Corporation, and POSCO FUTURE M CO., LTD (formerly, POSCO Chemical CO., LTD) as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•	Understanding the Company’s policies, processes, and internal controls related to export sales;

•	Assessing the Company’s internal controls related to verification of the appropriateness of timing of revenue recognition;

•	Inspecting the supporting documentation to assess the adequacy of timing of recognition for each type of transactions based on the terms of trade; and

•	For selected samples for sales transactions during the periods close to and after year-end, inspecting the supporting documentation to assess the appropriateness of timing of revenue recognition.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Jae Nam Hwang.

Seoul, Korea

March 13, 2024

This report is effective as of March 13, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

(in millions of Won)	Notes	December 31, 2023		December 31, 2022
Assets
Cash and cash equivalents	4,5,23	~~W~~	6,670,879	8,053,108
Trade accounts and notes receivable, net	6,17,23,30,38		11,015,303	9,769,553
Other receivables, net	7,23,38		1,947,529	2,112,697
Other short -term financial assets	8,23		11,403,166	10,909,920
Inventories	9		13,825,514	15,472,417
Current income tax assets	36		101,979	243,829
Assets held for sale	10		406,945	12,003
Other current assets	16		840,984	1,075,939

Total current assets			46,212,299	47,649,466

Long-term trade accounts and notes receivable, net	6,23		42,516	24,033
Other receivables, net	7,23,38		1,452,445	1,520,331
Other long-term financial assets	8,23		2,708,325	2,332,538
Investments in associates and joint ventures	11		5,020,264	4,996,551
Investment property, net	13		1,616,294	1,074,031
Property, plant and equipment, net	14		35,206,248	31,781,195
Intangible assets, net	15		4,714,784	4,838,451
Defined benefit assets, net	21		464,758	520,659
Deferred tax assets	36		3,334,266	3,502,152
Other non-current assets	16		173,195	167,374

Total non-current assets			54,733,095	50,757,315

Total assets		~~W~~	100,945,394	98,406,781

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2023 and 2022

(in millions of Won)	Notes	December 31, 2023		December 31, 2021
Liabilities
Trade accounts and notes payable	23,38	~~W~~	5,782,825	5,520,807
Short-term borrowings and current installments of long-term borrowings	4,17,23		10,959,217	11,915,994
Other payables	18,23,38		2,737,478	2,865,868
Other short-term financial liabilities	19,23		163,626	106,527
Current income tax liabilities	36		319,096	502,685
Liabilities directly associated with the assets held for sale			141,890	5
Provisions	20		419,744	515,988
Other current liabilities	22,29		1,337,642	1,760,316

Total current liabilities			21,861,518	23,188,190

Long-term trade accounts and notes payable	23,38		—	15
Long-term borrowings, excluding current installments	4,17,23		15,011,163	12,389,667
Other payables	18,23		873,565	790,402
Other long-term financial liabilities	19,23		153,782	87,052
Defined benefit liabilities, net	21		38,754	37,707
Deferred tax liabilities	36		2,760,234	2,924,552
Long-term provisions	20		468,009	579,918
Other non-current liabilities	22		114,472	151,877

Total non-current liabilities			19,419,979	16,961,190

Total liabilities			41,281,497	40,149,380

Equity
Share capital	24		482,403	482,403
Capital surplus	24,28		1,663,334	1,400,832
Reserves	26		67,256	(443,990)
Treasury shares	27		(1,889,658)	(1,892,308)
Retained earnings			53,857,514	52,965,179

Equity attributable to owners of the controlling company			54,180,849	52,512,116
Non-controlling interests	25		5,483,048	5,745,285

Total equity			59,663,897	58,257,401

Total liabilities and equity		~~W~~	100,945,394	98,406,781

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(in millions of Won, except per share information)	Notes	2023		2022
Revenue	29,30,38	~~W~~	77,127,197	84,750,204
Cost of sales	30,32,35,38		(70,710,293)	(77,100,912)

Gross profit			6,416,904	7,649,292
Selling and administrative expenses	31,35
Impairment loss on (reversal of) trade accounts and notes receivable	23		17,785	(24,791)
Other administrative expenses	28,32		(2,669,687)	(2,479,966)
Selling expenses			(233,579)	(294,482)

Operating profit			3,531,423	4,850,053
Share of profit of equity-accounted investees, net	11		269,678	676,260
Finance income and costs	23,33
Finance income			3,830,746	4,834,011
Finance costs			(4,202,996)	(5,804,466)
Other non-operating income and expenses	34
Impairment loss on other receivables	23		(283,699)	(9,824)
Other non-operating income			394,346	592,017
Other non-operating expenses	35		(904,343)	(1,123,685)

Profit before income tax			2,635,155	4,014,366
Income tax expense	36		(789,305)	(453,882)

Profit			1,845,850	3,560,484
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			28,745	946
Foreign currency translation differences			76,433	(48,702)
Remeasurements of defined benefit plans	21		(118,548)	105,769
Net changes in fair value of equity investments at fair value through other comprehensive income	23		257,725	(10,076)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			207,860	132,188
Foreign currency translation differences			34,118	52,726
Gains or losses on valuation of derivatives	23		(1,292)	1,023

Other comprehensive income, net of tax			485,041	233,874

Total comprehensive income		~~W~~	2,330,891	3,794,358

Profit attributable to:
Owners of the controlling company		~~W~~	1,698,092	3,144,087
Non-controlling interests			147,758	416,397

Profit		~~W~~	1,845,850	3,560,484

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	2,131,737	3,380,649
Non-controlling interests			199,154	413,709

Total comprehensive income		~~W~~	2,330,891	3,794,358

Earnings per share (in Won)	37
Basic earnings per share (in Won)			22,382	41,456
Diluted earnings per share (in Won)		~~W~~	22,382	39,126

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2023 and 2022

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2022	~~W~~	482,403	1,387,960	199,384	(666,985)	(2,508,294)	51,532,887	50,427,355	4,377,588	54,804,943
Comprehensive income:
Profit		—	—	—	—	—	3,144,087	3,144,087	416,397	3,560,484
Other comprehensive income
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	67,167	67,167	38,602	105,769
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	126,278	—	—	126,278	6,856	133,134
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	49,516	—	(59,576)	(10,060)	(16)	(10,076)
Foreign currency translation differences, net of tax		—	—	—	52,725	—	—	52,725	(48,701)	4,024
Gains or losses on valuation of derivatives, net of tax		—	—	—	452	—	—	452	571	1,023

Total comprehensive income		—	—	—	228,971	—	3,151,678	3,380,649	413,709	3,794,358

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(82,110)	(460,238)
Interim dividends		—	—	—	—	—	(758,492)	(758,492)	—	(758,492)
Changes in subsidiaries		—	—	—	—	—	—	—	422,424	422,424
Changes in ownership interest in subsidiaries		—	(7,827)	—	—	—	—	(7,827)	425,871	418,044
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(15,007)	(16,494)
Variation due to split		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury stock		—	9,491	—	—	48,512	—	58,003	—	58,003
Retirement of treasury stock		—	—	—	—	567,474	(583,485)	(16,011)	—	(16,011)
Share-based payment		—	12,115	—	—	—	—	12,115	—	12,115
Others		—	(907)	—	(5,976)	—	2,206	(4,677)	3,426	(1,251)

Total transactions with owners of the controlling company		—	12,872	(199,384)	(5,976)	615,986	(1,719,386)	(1,295,888)	953,988	(341,900)

Balance as of December 31, 2022	~~W~~	482,403	1,400,832	—	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2023 and 2022

(in millions of Won)	Attributable to owners of the controlling company							Non-
	Share		Capital		Treasury	Retained		controlling
	capital		surplus	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2023	~~W~~	482,403	1,400,832	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401
Comprehensive income:
Profit		—	—	—	—	1,698,092	1,698,092	147,758	1,845,850
Other comprehensive income
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(83,148)	(83,148)	(35,400)	(118,548)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	225,591	—	—	225,591	11,014	236,605
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	257,122	—	603	257,725	—	257,725
Foreign currency translation differences, net of tax		—	—	34,118	—	—	34,118	76,433	110,551
Gains or losses on valuation of derivatives, net of tax		—	—	(641)	—	—	(641)	(651)	(1,292)

Total comprehensive income		—	—	516,190	—	1,615,547	2,131,737	199,154	2,330,891

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)	(94,690)	(246,388)
Interim dividends		—	—	—	—	(569,072)	(569,072)	—	(569,072)
Changes in subsidiaries		—	—	—	—	—	—	5,805	5,805
Changes in ownership interest in subsidiaries		—	250,363	—	—	—	250,363	12,383	262,746
Interest of hybrid bonds		—	—	—	—	—	—	(8,925)	(8,925)
Repayment of hybrid bonds		—	—	—	—	—	—	(339,837)	(339,837)
Disposal of treasury stock		—	2,880	—	2,650	—	5,530	—	5,530
Share-based payment		—	6,783	—	—	—	6,783	17,324	24,107
Others		—	2,476	(4,944)	—	(2,442)	(4,910)	(53,451)	(58,361)

Total transactions with owners of the controlling company		—	262,502	(4,944)	2,650	(723,212)	(463,004)	(461,391)	(924,395)

Balance as of December 31, 2023	~~W~~	482,403	1,663,334	67,256	(1,889,658)	53,857,514	54,180,849	5,483,048	59,663,897

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(in millions of Won)	Notes	2023		2022
Cash flows from operating activities
Profit		~~W~~	1,845,850	3,560,484
Adjustments for:
Depreciation			3,346,461	3,204,744
Amortization			498,193	488,835
Finance income			(1,850,756)	(1,943,661)
Finance costs			2,179,233	2,532,735
Income tax expense			789,305	453,883
Impairment loss on property, plant and equipment			275,846	213,183
Gain on disposal of property, plant and equipment			(9,387)	(18,502)
Loss on disposal of property, plant and equipment			125,823	111,082
Impairment loss on goodwill and other intangible assets			129,907	370,663
Gain on disposal of investments in subsidiaries, associates and joint ventures			(197,088)	(13,904)
Loss on disposal of investments in subsidiaries, associates and joint ventures			18,843	12,400
Share of profit of equity-accounted investees			(269,678)	(676,260)
Gain on disposal of assets held for sale			(1,312)	(55,262)
Loss on disposal of assets held for sale			103,366	3,964
Expenses related to post-employment benefit			206,614	228,611
Impairment loss on trade and other receivables			265,914	34,615
Loss on valuation of inventories			309,317	259,678
Increase to provisions			160,880	289,915
Gain on insurance claim			(7,682)	(236,344)
Others, net			(43,817)	28,382

			6,029,982	5,288,757

Changes in operating assets and liabilities	40		(1,087,257)	(335,364)
Interest received			447,621	249,751
Interest paid			(1,038,005)	(560,766)
Dividends received			696,941	757,502
Income taxes paid			(727,437)	(2,773,599)

Net cash provided by operating activities		~~W~~	6,167,695	6,186,765

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2023 and 2022

(in millions of Won)	Notes	2023		2022
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(39,830,719)	(89,327,182)
Proceeds from disposal of short-term financial instruments			40,174,440	91,539,884
Increase in loans			(1,238,668)	(1,087,409)
Collection of loans			1,369,763	1,086,964
Acquisitions of securities			(380,744)	(493,054)
Proceeds from disposal of securities			142,791	332,724
Acquisitions of long-term financial instruments			(5,362)	(21,638)
Acquisitions of investment in associates and joint ventures			(417,603)	(518,158)
Proceeds from disposal of investment in associates and joint ventures			142,316	169,365
Acquisitions of investment property			(56,043)	(1,561)
Proceeds from disposal of investment property			707	23,401
Acquisitions of property, plant and equipment			(6,733,289)	(4,927,586)
Proceeds from disposal of property, plant and equipment			(11,895)	864
Acquisitions of intangible assets			(481,882)	(492,873)
Proceeds from disposal of intangible assets			30,328	7,748
Proceeds from disposal of assets held for sale			4,850	111,488
Collection of lease receivables			52,657	54,614
Cash outflows due to business combinations, net of cash acquired			(150,201)	(901,223)
Cash inflow from insurance claim			7,682	236,344
Others, net			(7,352)	(12,583)

Net cash used in investing activities		~~W~~	(7,388,224)	(4,219,871)

Cash flows from financing activities
Proceeds from borrowings			7,817,217	4,553,746
Repayment of borrowings			(4,461,114)	(4,138,054)
Proceeds from (repayment of) short-term borrowings, net			(2,524,077)	1,764,569
Capital contribution from non-controlling interests			299,342	577,330
Payment of cash dividends			(815,451)	(1,218,405)
Repayment of hybrid bonds			(340,000)	—
Payment of interest of hybrid bonds			(10,043)	(16,494)
Repayment of lease liabilities			(222,829)	(268,082)
Others, net			78,362	64,798

Net cash provided by (used in) financing activities	40	~~W~~	(178,593)	1,319,408

Effect of exchange rate fluctuation on cash held			16,719	(8,740)

Net increase(decrease) in cash and cash equivalents			(1,382,403)	3,277,562
Cash and cash equivalents at beginning of the period	5,10		8,053,282	4,775,720

Cash and cash equivalents at end of the period	5,10	~~W~~	6,670,879	8,053,282

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2023 and 2022

1. General Information

General information about POSCO HOLDINGS INC., its 52 domestic subsidiaries including POSCO, 139 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 119 associates and joint ventures are as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (The surviving company owns 100% of shares) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..

As of December 31, 2023, POSCO HOLDINGS INC.’s shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	5,393,999	6.38
BlackRock Fund Advisors(*1)	4,206,522	4.97
Nippon Steel Corporation	2,894,712	3.42
Pohang University of Science and Technology	1,981,047	2.34
The Government of Singapore(GIC)	1,759,571	2.08
Others	68,335,379	80.81

	84,571,230	100.00

(*1)	Includes shares held by subsidiaries and others.

As of December 31, 2023, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2023 and 2022 are as follows:

		Ownership (% )
		December 31, 2023			December 31, 2022
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Domestic]
POSCO	Steel, rolled products and plates	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Engineering and construction	52.80	—	52.80	52.80	—	52.80	Pohang
POSCO STEELEON Co., Ltd.	Coated steel manufacturing	—	56.96	56.96	—	56.87	56.87	Pohang
POSCO DX (formerly, POSCO ICT)	Computer hardware and software distribution	65.38	—	65.38	65.38	—	65.38	Pohang
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)	Business facility maintenance	100.00	—	100.00	47.17	52.83	100.00	Seoul
POSCO A&C	Architecture and consulting	—	100.00	100.00	45.66	54.34	100.00	Seoul
POSCO Venture Capital Co., Ltd.	Investment in venture companies	100.00	—	100.00	95.00	—	95.00	Pohang
eNtoB Corporation	Electronic commerce	—	69.32	69.32	—	69.32	69.32	Seoul
POSCO FUTURE M CO.,LTD. (formerly, POSCO CHEMICAL CO., LTD.)	Refractories, Anode/Cathode materials manufacturing and sales	59.75	—	59.75	59.76	—	59.76	Pohang
POSCO FLOW Co., Ltd.	Transporting and warehousing	100.00	—	100.00	100.00	—	100.00	Gwangyang
POSCO M-TECH	Packing materials manufacturing and sales	—	48.94	48.94	—	48.85	48.85	Pohang
POSCO ENERGY CO., LTD.(* 1)	Generation of electricity	—	—	—	100.00	—	100.00	Seoul
PNR	Steel by product manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Pohang
Future Creation Fund Postech
Early Stage account	Investment in venture companies	—	—	—	—	40.00	40.00	Seoul
POSCO WOMAN’S FUND	Investment in venture companies	—	40.00	40.00	—	40.00	40.00	Seoul
SPH Co., Ltd.	House manufacturing and management	—	—	—	—	100.00	100.00	Incheon
POSCO Group University	Education service and real estate business	100.00	—	100.00	100.00	—	100.00	Incheon
Growth Ladder POSCO K-Growth Global Fund	Investment in venture companies	—	50.00	50.00	—	50.00	50.00	Pohang
POSCO IH (formerly, POSCO Research & Technology)	Intellectual Property Services and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
TANCHEON E&E	Refuse derived fuel and power generation	—	100.00	100.00	—	100.00	100.00	Seoul
POSCO Humans	Business assistance service	—	100.00	100.00	—	100.00	100.00	Pohang
Mapo Hibroad Parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Busan E&E Co., Ltd.	Refuse derived fuel and power generation	70.00	—	70.00	70.00	—	70.00	Busan
POSCO INTERNATIONAL Corporation	Trading, power generation, energy & resource development and others	73.21	—	73.21	62.92	—	62.92	Incheon
Pohang Scrap Recycling Distribution Center Co., Ltd.	Steel processing and sales	—	51.00	51.00	—	51.00	51.00	Pohang
Songdo Development PMC (Project Management Company) LLC.	Housing business agency	—	100.00	100.00	—	100.00	100.00	Incheon
Korea Fuel Cell	Fuel cell	—	100.00	100.00	—	100.00	100.00	Pohang
POSCO GEM 1st Fund	Investment in venture companies	98.81	1.19	100.00	98.81	1.19	100.00	Pohang
POSCO MOBILITY SOLUTION	STC, TMC, Plate manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
P&O Chemical Co., Ltd.	Chemical production	—	51.00	51.00	—	51.00	51.00	Gwangyang
Posco New Growth	Investment in venture companies	99.86	0.14	100.00	99.67	0.18	99.85	Seoul
IMP Fund I	Investment in venture companies	98.04	—	98.04	98.04	—	98.04	Pohang
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Lithium manufacturing and sales	82.00	—	82.00	82.00	—	82.00	Gwangyang
POSCO-HY Clean Metal Co., Ltd.	Non-ferrous metal smelting	—	65.00	65.00	—	65.00	65.00	Gwangyang
Consus Pf Private Real Estate Fund	REITs	—	66.67	66.67	—	66.67	66.67	—
New Energy Hub	Electricity and gas supply	—	100.00	100.00	50.00	50.00	100.00	Gwangyang
Posco Busan Newdeal Fund	Investment in venture companies	—	32.00	32.00	—	32.00	32.00	Pohang
Shinan Green Energy Co., LTD	Electricity production	—	54.53	54.53	—	54.53	54.53	Shinahn
eSteel4U	Wholesales and retail	—	61.12	61.12	—	61.12	61.12	Seoul
POSCO Social Investment Fund	Investment in venture companies	20.00	50.00	70.00	20.00	50.00	70.00	Pohang
POSCO Silicon Solution Co., Ltd	Other engineering R&D industries	100.00	—	100.00	100.00	—	100.00	Sejong
Consus Pf Private Real Estate Fund No.2	Real estate development	—	66.67	66.67	—	66.67	66.67	—
POSCO GS Eco Materials Co., Ltd	Rechargeable battery	51.00	—	51.00	100.00	—	100.00	Seoul
POSCO Lithium Solution Co., Ltd.	Lithium manufacturing and sales	100.00	—	100.00	100.00	—	100.00	Gwangyang
QSONE Co.,Ltd.(* 3)	Real estate rental	100.00	—	100.00	—	—	—	Seoul
POSCO PS Tech	Maintenance service	—	100.00	100.00	—	—	—	Pohang
POSCO PR Tech	Maintenance service	—	100.00	100.00	—	—	—	Pohang
POSCO PH Solution	Maintenance service	—	100.00	100.00	—	—	—	Pohang
POSCO GYS Tech	Maintenance service	—	100.00	100.00	—	—	—	Gwangyang
POSCO GYR Tech	Maintenance service	—	100.00	100.00	—	—	—	Gwangyang
POSCO GY Solution	Maintenance service	—	100.00	100.00	—	—	—	Gwangyang
PCC Facilities Component Fund	Investment Association	—	60.00	60.00	—	—	—	Pohang
POSCO HOLDINGS CVC 2nd Fund	Investment in new technologies business	98.80	1.20	100.00	—	—	—	Pohang
International Energy Expansion for Technology Innovation Fund	Investment in new technologies business	—	60.00	60.00	—	—	—	Pohang

		Ownership (%)
		December 31, 2023			December 31, 2022
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Research&Consulting	99.45	0.54	99.99	99.45	0.55	100.00	USA
POSCO AUSTRALIA PTY LTD	Raw material sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	100.00	—	100.00	100.00	—	100.00	Canada
POSCO Asia Co., Ltd.	Finance	100.00	—	100.00	100.00	—	100.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POSCO E&C Vietnam Co., Ltd.	Steel structure manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	Stainless steel manufacturing and sales	58.60	23.88	82.48	58.60	23.88	82.48	China
POSCO (Thailand) Company Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO-MKPC SDN BHD	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing and sales	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-China Qingdao Processing Center Co.Ltd.	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	China
POS-ORE PTY LTD	Iron ore development and sales	—	100.00	100.00	—	100.00	100.00	Australia

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

		Ownership (%)
		December 31, 2023			December 31, 2022
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Foreign]
POSCO-China Holding Corp.	Holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO JAPAN Co., Ltd.	Steel Marketing, demand development and technology research	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD PTY LTD	Coal sales	—	—	—	—	100.00	100.00	Australia
POS-GC PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Limited	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO-India Pune Processing Center. Pvt. Ltd.	Steel manufacturing and sales	65.00	—	65.00	65.00	—	65.00	India
POSCO Japan PC CO.,LTD	Steel manufacturing and sales	—	86.12	86.12	—	86.12	86.12	Japan
POSCO-CFPC Co., Ltd.	Steel manufacturing and sales	44.66	55.34	100.00	44.66	55.34	100.00	China
POSCO E&C CHINA Co., Ltd.	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	China
POSCO MPPC S.A. de C.V.	Steel manufacturing and sales	21.02	75.29	96.31	21.02	75.29	96.31	Mexico
Zhangjigang Pohang Port Co., Ltd.	Loading and unloading service	—	100.00	100.00	—	100.00	100.00	China
POSCO-VIETNAM Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO MEXICO S.A. DE C.V.	Automotive steel sheet manufacturing and sales	—	98.16	98.16	83.28	14.88	98.16	Mexico
POSCO-Poland Wroclaw Processing Center Sp. z o. o.	Steel manufacturing and sales	—	60.00	60.00	60.00	—	60.00	Poland
POS-NP PTY LTD	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
DAEWOO INTERNATIONAL SHANGHAI WAIGAOQIAO CO., LTD	Intermediary trade & bonded warehouse operation	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO ENGINEERING AND CONSTRUCTION AUSTRALIA (POSCO E&C AUSTRALIA) PTY LTD	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (JILIN) PROCESSING CENTER Co., Ltd.	Steel manufacturing and sales	50.00	10.00	60.00	50.00	10.00	60.00	China
POSCO Thainox Public Company Limited	STS cold-rolled steel manufacturing and sales	—	74.56	74.56	—	74.56	74.56	Thailand
HUNCHUN POSCO HMM INTERNATIONAL LOGISTICS CO., LTD.	Logistics	—	81.55	81.55	—	81.55	81.55	China
POSCO INTERNATIONAL VIETNAM CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO(Chongqing) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
SUZHOU POSCO-CORE TECHNOLOGY CO., LTD.	Component manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
PT.KRAKATAU POSCO FUTUREM (formerly, PT.Krakatau Posco Chemical Calcination)	Quicklime manufacturing and sales	—	80.00	80.00	—	80.00	80.00	Indonesia
POSCO AFRICA (PROPRIETARY) LIMITED	Mine development	100.00	—	100.00	100.00	—	100.00	South Africa
POSCO DX BRASIL	IT service and engineering	—	—	—	—	100.00	100.00	Brazil
POSCO Center Beijing	Real estate development, rental and management	—	100.00	100.00	—	100.00	100.00	China
POSCO-Malaysia SDN. BHD.	Steel manufacturing and sales	—	95.42	95.42	—	95.42	95.42	Malaysia
PT KRAKATAU BLUE WATER	Wastewater treatment facilities operation and maintenance	—	67.00	67.00	—	67.00	67.00	Indonesia
POSCO INTERNATIONAL MYANMAR CO.,LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
POSCO-Italy Processing Center	Stainless steel sheet manufacturing and sales	88.89	11.11	100.00	88.89	11.11	100.00	Italy
Myanmar POSCO C&C Company,Limited.	Steel manufacturing and sales	—	70.00	70.00	—	70.00	70.00	Myanmar
POSCO DX VIETNAM	IT service and electric control engineering	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE.LTD.	Real estate development	—	75.00	75.00	—	75.00	75.00	Singapore
Myanmar POSCO Engineering & Construction Company, Limited.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Myanmar
POS-Minerals Corporation	Mine development management and sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO(Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO Engineering and Construction India Private Limited	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	India
POSCO COATED STEEL (THAILAND) CO., LTD.	Vehicle steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL AMARA Co., Ltd.	Real estate development	—	85.00	85.00	—	85.00	85.00	Myanmar
POSCO WIDE-CHINA CO., LTD	Business facility maintenance	—	100.00	100.00	—	100.00	100.00	China
POSCO-Mexico Villagran Wire-rod Processing Center	Steel manufacturing and sales	—	66.75	66.75	56.75	10.00	66.75	Mexico
POSCO ChengDu Processing Center	Steel manufacturing and sales	—	43.00	43.00	—	43.00	43.00	China
POSCO(Suzhou) Steel Processing Center CO., LTD.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	China
POSCO E&C SMART S DE RL DE CV	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO Philippine Manila Processing Center, Inc.	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Philippines
POSCO E&C HOLDINGS CO.,Ltd.	Holding company	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO INTERNATIONAL POWER (PNGLAE) LTD.	Electricity production	—	100.00	100.00	—	100.00	100.00	Papua New Guinea
PT.KRAKATAU POSCO SOCIAL ENTERPRISE SERVICES INDONESIA	Social enterprise	—	99.91	99.91	—	100.00	100.00	Indonesia
Ventanas Philippines Construction Inc	Construction	—	100.00	100.00	—	100.00	100.00	Philippines
SANPU TRADING Co., Ltd.	Raw material trading	—	70.04	70.04	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	China
POSCO RU Limited Liability Company	Trade and business development	100.00	—	100.00	100.00	—	100.00	Russia
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Rice processing	—	60.00	60.00	—	60.00	60.00	Myanmar
POSCO DX China CO.,LTD	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
Pos-Sea Pte Ltd	Steel Intermediate trade	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO Europe Steel Distribution Center	Logistics & Steel sales	—	70.00	70.00	—	70.00	70.00	Slovenia
POSCO ENGINEERING (THAILAND) CO., LTD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Thailand
POSCO VST CO., LTD.	Stainless steel sheet manufacturing and sales	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO INTERNATIONAL UKRAINE, LLC.	Grain sales	—	100.00	100.00	—	100.00	100.00	Ukraine
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory materials sales & furnace maintenance	—	51.00	51.00	—	51.00	51.00	China
POSCO Maharashtra Steel Private Limited	Steel manufacturing and sales	100.00	—	100.00	100.00	—	100.00	India

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

		Ownership (%)
		December 31, 2023			December 31, 2022
	Principal operations	POSCO HOLDINGS	Subsidiaries	Total	POSCO HOLDINGS	Subsidiaries	Total	Region
[Foreign]
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	Steel manufacturing and sales	93.34	1.98	95.32	93.34	1.98	95.32	India
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	Turkiye
POSCO Vietnam Processing Center Joint Stock Company	Steel manufacturing and sales	84.04	15.96	100.00	94.05	5.95	100.00	Vietnam
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing and sales	—	92.20	92.20	70.51	21.69	92.20	Indonesia
PT.MOTTA RESOURCES INDONESIA	Mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCO TMC INDIA PRIVATE LIMITED	Steel manufacturing and sales	—	100.00	100.00	—	100.00	100.00	India
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Steel manufacturing and sales	—	97.80	97.80	—	97.80	97.80	USA
POSCO(Yantai) Automotive Processing Center Co., Ltd.	Steel manufacturing and sales	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	Steel manufacturing and sales	—	51.00	51.00	—	51.00	51.00	Vietnam
PT.POSCO DX INDONESIA	IT service and electric control engineering	—	66.99	66.99	—	66.99	66.99	Indonesia
POSCO NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA PTY LTD	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO AUSTRALIA GP PTY LIMITED	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
PT. KRAKATAU POSCO ENERGY	Electricity production construction and operation	—	55.00	55.00	—	90.00	90.00	Indonesia
POSCO INTERNATIONAL AMERICA CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
POSCO INTERNATIONAL Deutschland GMBH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO INTERNATIONAL JAPAN CORP.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
POSCO INTERNATIONAL ITALIA S.R.L.	Trading business	—	100.00	100.00	—	100.00	100.00	Italy
POSCO INTERNATIONAL (CHINA) CO., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	China
POSCO INTERNATIONAL TEXTILE LLC.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY. LTD.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO MAURITIUS LIMITED	Coal development and sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing and sales	—	50.00	50.00	50.00	—	50.00	Indonesia
POSCO INTERNATIONAL MEXICO, S.A de C.V	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO INTERNATIONAL MALAYSIA SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
PT.POSCO INDONESIA INTI	Consulting	100.00	—	100.00	100.00	—	100.00	Indonesia
POSCO INTERNATIONAL SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, L.P.	Investment in bio tech Industry	—	—	—	—	100.00	100.00	USA
POSCO INTERNATIONAL INDIA PVT., LTD	Trading business	—	100.00	100.00	—	100.00	100.00	India
POSCO(Dalian) IT Center Development Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	China
PT. POSCO E&C INDONESIA	Civil engineering and construction	—	100.00	100.00	—	100.00	100.00	Indonesia
HUME COAL PTY LTD	Raw material manufacturing	—	100.00	100.00	—	100.00	100.00	Australia
Brazil Sao Paulo Steel Processing Center	Steel manufacturing and sales	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO ASSAN TST STEEL INDUSTRY Inc	Steel manufacturing and sales	60.00	10.00	70.00	60.00	10.00	70.00	Turkiye
HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Real estate development and investment	—	100.00	100.00	—	100.00	100.00	Hongkong
JB CLARK HILLS	Apartment construction	—	70.00	70.00	—	70.00	70.00	Philippines
POS-LT Pty Ltd	Lithium mining investment	—	100.00	100.00	—	100.00	100.00	Australia
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Anode material manufacturing	14.67	45.33	60.00	18.70	41.30	60.00	China
POSCO Argentina S.A.U.	Mineral exploration/manufacturing/sales	100.00	—	100.00	100.00	—	100.00	Argentina
GRAIN TERMINAL HOLDING PTE. LTD.	Trading business	—	75.00	75.00	—	75.00	75.00	Singapore
Mykolaiv Milling Works PJSC.	Grain trading	—	100.00	100.00	—	100.00	100.00	Ukraine
Yuzhnaya Stevedoring Company Limited LLC.	Cargo handling	—	100.00	100.00	—	100.00	100.00	Ukraine
Posco International (Thailand) Co., Ltd.	Trade	—	100.00	100.00	—	100.00	100.00	Thailand
PT POSCO INTERNATIONAL INDONESIA	Trade	—	100.00	100.00	—	100.00	100.00	Indonesia
PEC POWERCON SDN. BHD.	Construction and engineering service	—	100.00	100.00	—	100.00	100.00	Malaysia
Poland Legnica Sourcing Center Sp. z o.o	Non-ferrous metal Smetling	100.00	—	100.00	100.00	—	100.00	Poland
POSCO INTERNATIONAL E&P MALAYSIA SDN.
BHD.	Extraction of Crude petroleum and Natural gas	—	100.00	100.00	—	100.00	100.00	Malaysia
AGPA PTE. LTD.	Holding company	—	100.00	100.00	—	100.00	100.00	Singapore
Senex Holdings PTY LTD(*2)	Resource Development	—	50.10	50.10	—	50.10	50.10	Australia
Posco International Mexico e-Mobility S.A DE C.V.	Electric Vehicle Parts Manufacturing	—	100.00	100.00	—	100.00	100.00	Mexico
Posco Future Materials Canada Inc. (formerly, POSCO CHEMICAL CANADA INC)	Holding company	—	100.00	100.00	—	100.00	100.00	Canada
ULTIUM CAM GP INC.	Holding company	—	85.00	85.00	—	85.00	85.00	Canada
ULTIUM CAM LIMITED PARTNERSHIP	Anode material manufacturing	—	85.00	85.00	—	85.00	85.00	Canada
POSCO(Wuhan) Automotive Processing Center Co.,Ltd	Steel manufacturing and sales	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO BRAZIL LTDA	Office Administration, Management Consulting	—	100.00	100.00	—	100.00	100.00	Brazil
Port Hedland Green Steel Pty Ltd	Iron and steel manufacturing	—	100.00	100.00	—	—	—	Australia
PT AGPA REFINERY COMPLEX	Animal/vegetable oil manufacturing	—	60.00	60.00	—	—	—	Indonesia
POSCO MOBILITY SOLUTION POLAND Sp. z o.o.,	Manufacturing, automobile motor parts	—	100.00	100.00	—	—	—	Poland
PT POSCO INTERNATIONAL ENP INDONESIA	Crude oil and natural gas	—	100.00	100.00	—	—	—	Indonesia
POSCO INTERNATIONAL E&P USA Inc.	Carbon capture and storage, resource development	—	100.00	100.00	—	—	—	USA
POSCO FLOW CANADA INC.	Transporting and warehousing	—	100.00	100.00	—	—	—	Canada
POSCO FLOW (Shanghai) Co.,Ltd	Transporting	—	100.00	100.00	—	—	—	China

(*1)	POSCO ENERGY CO., LTD. was merged into POSCO INTERNATIONAL Corporation as of January 1, 2023.
(*2)	Senex Holdings PTY LTD includes 22 subsidiaries including Senex Energy Limited.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(*3)

During the year ended December 31, 2023, the Company acquired an additional 50% of the shares held by external shareholders of QSONE Co.,Ltd., which was previously classified as investment in associate. Accordingly, the entity was newly included in consolidated subsidiary due to obtaining control of the entity

The controlling company’s interests in the subsidiaries increased by ~~W~~250,363 million (POSCO INTERNATIONAL Corporation and others) and decreased ~~W~~7,827 million (POSCO FUTURE M CO.,LTD. and others) in 2023 and 2022, respectively, as a result of changes in the Company’s ownership investment in subsidiaries that did not result in a loss of control.

POSCO HOLDINGS INC. received dividends of ~~W~~441,113 million and ~~W~~122,838 million from its subsidiaries in aggregate in 2023 and 2022, respectively.

As of December 31, 2023, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

(c)	Summarized financial information of principal subsidiaries as of and for the years ended December 31, 2023 and 2022 are as follows:

1) December 31, 2023

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Domestic]
POSCO	45,825,529	12,716,600	33,108,929	38,971,567	1,179,665
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	7,861,704	4,455,205	3,406,499	9,534,592	198,203
POSCO STEELEON Co., Ltd.	529,525	174,724	354,801	1,132,510	32,276
POSCO DX (formerly, POSCO ICT)	871,343	418,446	452,897	1,445,326	88,527
eNtoB Corporation	164,228	97,127	67,101	1,110,222	8,491
POSCO FUTURE M CO.,LTD. (formerly, POSCO CHEMICAL CO., LTD.)	5,756,556	3,327,874	2,428,682	4,457,201	32,140
POSCO M-TECH	154,927	39,170	115,757	341,410	4,868
POSCO INTERNATIONAL Corporation	12,565,027	7,170,143	5,394,884	28,536,917	632,519
POSCO MOBILITY SOLUTION	1,036,342	448,319	588,023	1,432,416	(24,265)
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	898,301	558,449	339,852	4,673	(34,198)
QSONE Co.,Ltd.(* 1)	232,848	53,646	179,202	18,044	6,037

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Foreign]
POSCO America Corporation	153,900	7,980	145,920	12,231	16,690
POSCO AUSTRALIA PTY LTD(* 2)	1,322,381	133,612	1,188,769	224,985	152,896
POSCO Asia Co., Ltd.	1,130,637	862,642	267,995	83,539	16,275
POSCO-CTPC Co., Ltd.	113,805	59,166	54,639	250,167	1,093
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	936,933	459,269	477,664	3,359,087	(169,873)
POSCO (Thailand) Company Limited	185,280	82,456	102,824	440,532	(3,621)
Qingdao Pohang Stainless Steel Co., Ltd.	128,820	23,453	105,367	296,883	(13,362)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	371,734	198,451	173,283	729,700	6,364
POSCO-China Holding Corp.	986,501	515,610	470,891	31,329	(22,326)
POSCO JAPAN Co., Ltd.	201,184	5,300	195,884	16,453	3,705
POSCO-India Pune Processing Center. Pvt. Ltd.	222,439	175,594	46,845	436,248	1,576
POSCO Japan PC CO.,LTD	335,780	254,557	81,223	623,375	9,079
POSCO-CFPC Co., Ltd.	296,489	229,961	66,528	843,934	1,900
POSCO MPPC S.A. de C.V.	521,303	415,819	105,484	934,346	(278)
POSCO-VIETNAM Co., Ltd.	309,476	299,054	10,422	737,530	(5,594)
POSCO MEXICO S.A. DE C.V.	726,121	500,597	225,524	846,600	(8,530)
POSCO Thainox Public Company Limited	433,638	100,506	333,132	551,000	(4,170)
POSCO Center Beijing	427,898	246,190	181,708	37,028	5,623
POSCO COATED STEEL (THAILAND) CO., LTD.	307,619	220,259	87,360	386,992	1,459
POSCO INTERNATIONAL AMARA Co., Ltd.	306,105	400,124	(94,019)	33,288	(21,723)
POSCO VST CO., LTD.	251,525	196,382	55,143	547,889	(36,723)
POSCO Maharashtra Steel Private Limited	1,319,232	791,431	527,801	1,763,374	58,669
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	344,678	251,870	92,808	896,860	13,268
POSCO Vietnam Processing Center Joint Stock Company	238,694	127,038	111,656	577,064	7,003
POSCO(Liaoning) Automotive Processing Center Co., Ltd.	99,186	48,858	50,328	229,524	3,718
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	434,496	127,087	307,409	395,261	8,993
PT. KRAKATAU POSCO ENERGY	263,986	94,202	169,784	34,158	13,895
POSCO INTERNATIONAL AMERICA CORP.	629,533	473,572	155,961	2,282,133	29,445
POSCO INTERNATIONAL Deutschland GMBH	400,762	384,113	16,649	946,974	3,413
POSCO INTERNATIONAL JAPAN CORP.	895,043	744,065	150,978	2,939,318	27,022
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	294,527	280,090	14,437	3,025,822	7,452
POSCO INTERNATIONAL ITALIA S.R.L.	226,148	209,374	16,774	777,756	1,498
PT. KRAKATAU POSCO	3,475,929	2,747,948	727,981	3,130,551	65,827

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Foreign]
POSCO ASSAN TST STEEL INDUSTRY Inc	471,071	456,913	14,158	416,096	(73,032)
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	152,896	135,087	17,809	251,884	(3,025)
POSCO Argentina S.A.U.	1,658,879	542,525	1,116,354	—	(73,807)
POSCO-MKPC SDN BHD	132,043	59,916	72,127	244,754	8,770
Senex Holdings PTY LTD(* 2)	1,623,493	802,259	821,234	246,493	14,239

(*1)	The sales and net income occurred after the inclusion as a subsidiary.
(*2)

Summarized financial information of POSCO AUSTRALIA PTY LTD and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

2) December 31, 2022

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Domestic]
POSCO	44,644,744	12,148,120	32,496,624	35,152,358	503,076
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	7,065,745	3,814,041	3,251,704	8,124,502	130,657
POSCO STEELEON Co., Ltd.	531,890	201,053	330,837	1,181,625	17,480
POSCO DX (formerly, POSCO ICT)	795,602	388,531	407,071	1,108,702	43,463
eNtoB Corporation	192,658	128,012	64,646	988,417	10,548
POSCO FUTURE M CO.,LTD. (formerly, POSCO CHEMICAL CO., LTD.)	4,276,626	1,849,501	2,427,125	3,041,287	114,853
POSCO M-TECH	147,012	32,170	114,842	342,176	5,176
POSCO ENERGY CO., LTD.	4,298,692	2,638,807	1,659,885	3,605,965	190,704
POSCO INTERNATIONAL Corporation	9,186,552	5,837,152	3,349,400	32,566,135	289,472
POSCO MOBILITY SOLUTION	966,837	350,253	616,584	1,420,467	19,246
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	404,338	30,418	373,920	12,566	(6,737)

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Foreign]
POSCO America Corporation	135,502	8,296	127,206	11,380	20,379
POSCO AUSTRALIA PTY LTD(* 1)	1,144,012	145,830	998,182	265,615	216,924
POSCO Asia Co., Ltd.	1,544,639	1,291,250	253,389	41,863	9,904
POSCO-CTPC Co., Ltd.	130,536	76,730	53,806	266,938	657
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	1,164,609	518,106	646,503	4,208,952	(77,395)
POSCO (Thailand) Company Limited	166,117	62,382	103,735	504,806	3,662
Qingdao Pohang Stainless Steel Co., Ltd.	132,871	13,999	118,872	380,792	(13,525)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	455,662	288,070	167,592	959,115	514
POSCO-China Holding Corp.	1,094,494	600,058	494,436	38,601	(34,522)
POSCO JAPAN Co., Ltd.	223,947	27,259	196,688	269,717	24,344
POSCO-India Pune Processing Center. Pvt. Ltd.	161,519	116,774	44,745	521,504	7,354
POSCO Japan PC CO.,LTD	386,553	311,011	75,542	635,651	8,868
POSCO-CFPC Co., Ltd.	328,843	263,965	64,878	1,124,718	14
POSCO MPPC S.A. de C.V.	546,916	442,970	103,946	881,066	8,365
POSCO-VIETNAM Co., Ltd.	321,430	305,758	15,672	885,599	(39,726)
POSCO MEXICO S.A. DE C.V.	726,081	496,146	229,935	785,821	(8,832)
POSCO Thainox Public Company Limited	419,425	83,801	335,624	900,653	7,411
POSCO Center Beijing	440,329	263,555	176,774	44,183	8,668
POSCO COATED STEEL (THAILAND) CO., LTD.	319,379	235,672	83,707	458,059	(1,305)
POSCO INTERNATIONAL AMARA Co., Ltd.	308,643	379,974	(71,331)	34,000	(12,626)
POSCO VST CO., LTD.	319,010	229,180	89,830	843,998	17,071
POSCO Maharashtra Steel Private Limited	1,353,120	888,574	464,546	1,901,490	(41,471)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(in millions of Won)
					Net income
Company	Assets	Liabilities	Equity	Sales	(loss)
[Foreign]
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	334,723	255,895	78,828	916,943	14,296
POSCO Vietnam Processing Center Joint Stock Company	260,014	168,843	91,171	783,750	4,930
POSCO(Liaoning) Automotive
Processing Center Co., Ltd.	112,033	64,894	47,139	276,169	2,682
POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	446,881	153,467	293,414	461,530	355
PT. KRAKATAU POSCO ENERGY	282,988	114,371	168,617	34,599	16,634
POSCO INTERNATIONAL AMERICA CORP.	536,696	411,978	124,718	2,658,298	31,244
POSCO INTERNATIONAL Deutschland GMBH	403,283	390,779	12,504	979,225	5,398
POSCO INTERNATIONAL JAPAN CORP.	928,656	798,617	130,039	2,921,851	26,410
POSCO INTERNATIONAL SINGAPORE PTE. LTD.	257,492	250,532	6,960	4,955,151	(2,985)
POSCO INTERNATIONAL ITALIA S.R.L.	221,860	207,405	14,455	930,000	3,539
POSCO INTERNATIONAL (CHINA) CO., LTD	61,065	34,772	26,293	255,863	2,327
PT. KRAKATAU POSCO	3,973,061	3,321,182	651,879	3,006,300	137,787
POSCO INTERNATIONAL MALAYSIA SDN BHD	4,742	1,739	3,003	243,764	248
POSCO ASSAN TST STEEL INDUSTRY Inc	574,280	489,503	84,777	880,462	48,827
POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	158,116	137,677	20,439	238,131	(1,638)
POSCO Argentina S.A.U.	766,020	15,395	750,625	59	(669)
POSCO-MKPC SDN BHD	153,081	85,891	67,190	244,967	14,472
POSCO INTERNATIONAL VIETNAM CO.,LTD.	14,283	6,792	7,491	280,690	788
POSCO INTERNATIONAL SHANGHAI CO.,LTD.	49,752	39,951	9,801	228,844	(525)
Senex Holdings PTY LTD(* 1)	1,386,504	604,124	782,380	186,794	24,621

(*1)

Summarized financial information of POSCO AUSTRALIA PTY LTD and Senex Holdings PTY LTD, a subsidiary of POSCO HOLDINGS INC., are based on its consolidated financial information. The financial information of the other entities is based on separate financial statements of each entity.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(d)	Details of non-controlling interests by entity as of and for the years ended December 31, 2023 and 2022 are as follows:

1) December 31, 2023

(in millions of Won)	POSCO INTERNATIONAL Corporation	PT. KRAKATAU POSCO	POSCO FUTURE M CO., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX CO., LTD.	Others	Total
Current assets	5,717,154	810,988	2,049,879	5,577,527	561,725	10,280,517	24,997,790
Non-current assets	5,787,515	2,664,861	3,056,029	2,019,351	184,667	8,086,165	21,798,588
Current liabilities	(4,379,238)	(1,318,286)	(1,221,829)	(3,866,258)	(328,558)	(8,445,386)	(19,559,555)
Non-current liabilities	(2,938,204)	(1,429,590)	(2,228,191)	(522,622)	14,841	(2,680,943)	(9,784,709)
Equity	4,187,227	727,973	1,655,888	3,207,998	432,675	7,240,353	17,452,114
Non-controlling interests	1,121,823	363,987	666,420	1,514,203	149,812	2,600,462	6,416,707
Sales	28,542,084	3,130,551	4,457,201	9,536,262	1,439,715	29,630,513	76,736,326
Profit (loss) for the period	528,592	72,609	63,024	188,436	88,104	(400,634)	540,131
Profit (loss) attributable to non-controlling interests	141,618	36,304	25,365	88,943	30,506	(143,784)	178,952
Cash flows from operating activities	258,910	182,199	(193,324)	(168,120)	7,257	95,392	182,314
Cash flows from investing activities	53,876	(13,992)	(389,075)	192,970	6,832	(334,276)	(483,665)
Cash flows from financing activities (before dividends to non-controlling interest)	(324,134)	(154,212)	577,158	63,164	(319)	330,622	492,279
Dividends to non-controlling interest	(47,765)	—	(9,344)	(9,867)	(3,941)	(19,963)	(90,880)
Effect of exchange rate fluctuation on cash held	651	46	(1)	260	(63)	864	1,757
Net increase (decrease) in cash and cash equivalents	(58,462)	14,041	(14,586)	78,407	9,766	72,639	101,805

2) December 31, 2022

(in millions of Won)	POSCO INTERNATIONAL Corporation	PT. KRAKATAU POSCO	POSCO FUTURE M CO., LTD	POSCO Eco & Challenge CO., LTD.	POSCO DX CO., LTD.	Others	Total
Current assets	5,289,899	1,125,123	1,832,804	4,732,474	585,766	10,305,149	23,871,215
Non-current assets	3,470,861	3,062,378	2,261,649	2,012,038	226,598	7,264,540	18,298,064
Current liabilities	(3,809,495)	(2,486,616)	(920,656)	(3,125,795)	(419,452)	(8,680,121)	(19,442,135)
Non-current liabilities	(2,203,923)	(834,456)	(938,447)	(642,951)	(4,431)	(2,094,774)	(6,718,982)
Equity	2,747,342	866,429	2,235,350	2,975,766	388,481	6,794,794	16,008,162
Non-controlling interests	1,018,764	433,214	899,416	1,404,588	134,484	2,480,625	6,371,091
Sales	32,532,465	3,006,300	3,041,287	8,123,147	1,101,037	34,933,760	82,737,996
Profit for the period	323,749	140,967	114,365	148,588	42,832	269,926	1,040,427
Profit attributable to non-controlling interests	120,052	70,483	46,016	70,135	14,828	106,091	427,605
Cash flows from operating activities	480,927	342,484	(27,009)	(54,506)	(594)	68,906	810,208
Cash flows from investing activities	(389,092)	(372,345)	(26,492)	160,750	3,973	(619,072)	(1,242,278)
Cash flows from financing activities (before dividends to non-controlling interest)	136,954	(115,046)	107,266	154,946	(561)	614,001	897,560
Dividends to non-controlling interest	(36,585)	—	(9,360)	(14,800)	(2,628)	(16,921)	(80,294)
Effect of exchange rate fluctuation on cash held	853	12,690	(2,469)	(450)	(35)	(1,412)	9,177
Net increase (decrease) in cash and cash equivalents	193,057	(132,217)	41,936	245,940	155	45,502	394,373

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(e)	Details of associates and joint ventures

1) Associates

Details of associates as of December 31, 2023 and 2022 are as follows:

		Ownership (%)
Investee	Category of business	2023	2022	Region
[Domestic]
New Songdo International City Development, LLC	Real estate rental	29.90	29.90	Incheon
Gale International Korea, LLC	Real estate rental	29.90	29.90	Incheon
SNNC	Raw material manufacturing and sales	49.00	49.00	Gw angyang
KONES, Corp.	Technical service	27.41	26.72	Gyeongju
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	Real estate development	29.53	29.53	Chungju
DAEHO GLOBAL MANAGEMENT CO., LTD.	Investment advisory service	35.82	35.82	Pohang
Mokpo Deayang Industrial Corporation(* 3)	Real estate development and rental	—	27.40	Mokpo
Gunggi Green Energy(* 1)	Electricity generation	19.00	19.00	Hw aseong
Pohang Special Welding Co.,Ltd.	Welding material and tools manufacturing and sales	50.00	50.00	Pohang
EQP POSCO Global NO1 Natural Resources Private Equity Fund	Investment in new technologies	27.23	27.23	Seoul
KC Chemicals CORP.(* 1)	Machinery manufacturing	18.76	18.76	Hw aseong
POSTECH Social Enterprise Fund(* 3)	Investment in new technologies	—	9.17	Seoul
QSONE Co.,Ltd.(* 5)	Real estate rental	—	50.00	Seoul
Chun-cheon Energy Co., Ltd	Electricity generation	49.10	49.10	Chuncheon
Noeul Green Energy(* 1)	Electricity generation	10.00	10.00	Seoul
Posco-IDV Grow th Ladder IP Fund(* 1)	Investment in new technologies	17.86	17.86	Seoul
DaeSung SnM Co., Ltd.(* 1) (formerly, Daesung Steel)	Steel sales	17.54	17.54	Busan
Pohang E&E Co., LTD	Investment in w aste energy	30.00	30.00	Pohang
POSCO Energy Valley Fund	Investment in new technologies	22.08	20.00	Pohang
Hyundai Invest Guggenheim CLO Qualified Private Special Asset Trust No.2(* 4)	Investment in new technologies	—	38.57	Seoul
Posco Agri-Food Export Fund	Investment in new technologies	30.00	30.00	Seoul
Posco Culture Contents Fund	Investment in new technologies	31.67	31.67	Seoul
PCC Amberstone Private Equity Fund 1(* 1)	Investment in new technologies	8.80	8.80	Seoul
UITrans LRT Co., Ltd.	Transporting	38.19	38.19	Seoul
POSCO Advanced Technical Staff Fund(* 1)	Investment in new technologies	15.87	15.86	Seoul
POSCO 4th Industrial Revolution Fund(* 1)	Investment in new technologies	19.05	19.05	Seoul
Pureun Tongyeong Enviro Co., Ltd.	Sew erage treatment	20.40	20.40	Tongyeong
Pure Gimpo Co., Ltd.	Construction	28.79	28.79	Gimpo
Posgreen Co., Ltd.(* 1)	Lime and plaster manufacturing	19.00	19.00	Gw angyang
Clean Iksan Co., Ltd.	Construction	23.50	23.50	Iksan
Innovalley Co., Ltd.	Real estate development	29.48	28.77	Yongin
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
Pocheon-Hw ado Highw ay Corp.	Investment in Expressw ay	27.89	27.64	Incheon
INNOPOLIS Job Creation Fund II(* 1)	Investment in new technologies	6.13	6.13	Seoul
Samcheok Blue Pow er Co.,Ltd.	Generation of electricity	34.00	34.00	Samcheok
INKOTECH, INC.(* 1)	Electricity generation and sales	10.00	10.00	Seoul
PCC Social Enterprise Fund II(* 1)	Investment in new technologies business	16.67	16.67	Seoul
PCC Amberstone Private Equity Fund II(* 4)	Private equity trust	—	19.91	Seoul
PCC-Conar No.1 Fund(* 1)	Investment in new technologies business	15.49	15.34	Pohang
HYOCHUN Co., Ltd(* 1)	Screen door operation and other	18.00	18.00	Seoul
IBKC-PCC 1st Fund(* 1)	Investment in new technologies business	18.18	18.18	Pohang
2019 PCC Materials and Parts Fund(* 3)	Investment in new technologies business	—	8.70	Pohang
PCC-Woori LP secondary Fund(* 1)	Investment in new technologies business	18.85	18.85	Pohang
CURO CO.,LTD.(* 4)	Manufacturing, construction	—	0.53	Ulsan
Link City PFV Inc.	Contruction, housing construction and sales	44.00	44.00	Uijeongbu
BNH-POSCO Bio Healthcare Fund(* 1)	Investment in new technologies business	18.14	18.14	Pohang
PCC-BM Project Fund(* 1)	Investment in new technologies business	8.77	8.77	Pohang

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

		Ownership (%)
Investee	Category of business	2023	2022	Region
[Domestic]
Energy Innovation Fund I(* 1)	Investment in new technologies business	10.11	10.11	Pohang
Consus PS development Professional Private Real Estate Fund	Real estate development	50.00	50.00	Seoul
POSTECH Holdings 4th Fund	Private Investment Association	40.00	40.00	Pohang
SNU STH IP Fund	Private Investment Association	33.33	33.33	Seoul
PCC-BM Project Fund 2(* 1)	Investment in new technologies business	13.70	13.70	Pohang
G&G Technology Innovation Fund No.1(* 1)	Investment in new technologies business	13.97	13.97	Seongnam
NPX-PCC Edutech Fund(* 3)	Investment in new technologies business	—	19.96	Pohang
C&-PCC I Fund(* 3)	Investment in new technologies business	—	0.68	Pohang
2020 POSCO-MOORIM Bio New Technology Fund(* 3)	Investment in new technologies business	—	5.00	Pohang
PCC-KAI Secondary I Fund(* 1)	Investment in new technologies business	19.12	19.12	Seoul
2021 PCC Bio New Technology Fund(* 1)	Investment in new technologies	5.45	5.45	Pohang
Consus BG Private Real Estate Fund No.2	Real estate development	50.00	50.00	Seoul
Consus OS Private Real Estate Fund(* 3)	Real estate development	—	50.00	Seoul
Consus NewDeal Infra Development Specialized Private Special Asset Investment Trust 1	Investment Association	40.00	40.00	Seoul
Hybrid ESG Secondary Venture No.1(* 1)	Investment Association	18.27	18.27	Pohang
PCC-Bailey Project Fund(* 1)	Investment in new technologies business	7.27	7.27	Pohang
CR Inotech Co., Ltd.(* 1)	Manufacturing	19.00	19.00	Gwangyang
Posco JK Solid Solution Co., ltd.	Material manufacturing for rechargeable battery	40.00	40.00	Yangsan
PCC-Xinova PRE-IPO Fund(* 1)	Investment in new technologies business	9.09	9.09	Pohang
Erae Ams Co.,Ltd.(* 4)	Automotive parts manufacturing	—	16.66	Daegu
Consus OS Private Real Estate Fund 2(* 2)	Real estate development	50.00	—	Seoul

		Ownership (%)
Investee	Category of business	2023	2022	Region
[Foreign]
POSCHROME (PROPRIETARY) LIMITED	Raw material manufacturing and sales	50.00	50.00	South Africa
CAML RESOURCES PTY LTD	Raw material manufacturing and sales	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sales	49.00	49.00	New Caledonia
PT. Wampu Electric Pow er	Construction and civil engineering	20.00	20.00	Indonesia
POSK(Pinghu) Steel Processing Center Co., Ltd.	Steel processing and sales	20.00	20.00	China
PT.INDONESIA POS CHEMTECH CHOSUN Ref	Refractory manufacturing and sales	30.19	30.19	Indonesia
NS-Thainox Auto Co., Ltd.	Stainless sales and transporting	49.00	49.00	Thailand
PT. Tanggamus Electric Pow er(* 1)	Construction and civil engineering	17.50	17.50	Indonesia
LLP POSUK Titanium	Titanium manufacturing and sales	35.30	35.30	Kazakhstan
IMFA ALLOYS FINLEASE LTD	Raw material manufacturing and sales	24.00	24.00	India
KRAKATAU POS-CHEM DONG-SUH CHEMICAL(* 1)	Chemical by-product manufacturing and sales	19.00	19.00	Indonesia
9404-5515 Quebec Inc.	Investments management	25.85	25.85	Canada
Hamparan Mulya	Resource development	45.00	45.00	Indonesia
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd.	Steel manufacturing and sales	25.00	25.00	China
Eureka Moly LLC	Raw material manufacturing and sales	20.00	20.00	USA
KIRIN VIETNAM CO., LTD(* 1)	Panel manufacturing	19.00	19.00	Vietnam
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sales	25.00	25.00	China
POS-SeAH Steel Wire (Thailand) Co., Ltd.	Steel manufacturing and sales	25.00	25.00	Thailand
Jupiter Mines Limited(* 1)	Resource development	6.89	6.89	Australia
SAMHWAN VINA CO., LTD(* 1)	Steel manufacturing and sales	17.26	19.00	Vietnam
Saudi-Korean Company for Maintenance Properties Management LLC(* 1)	Building management	19.00	19.00	Saudi Arabia
NCR LLC	Coal sales	22.05	22.05	Canada
AMCI (WA) PTY LTD	Iron ore sales & mine development	49.00	49.00	Australia
SHANGHAI LANSHENG DAEWOO CORP.	Trading	49.00	49.00	China
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Trading	49.00	49.00	China
General Medicines Company Ltd.	Medicine manufacturing and sales	33.00	33.00	Sudan
KOREA LNG LTD.	Gas production and sales	20.00	20.00	England
AES-VCM Mong Duong Pow er Company Limited	Electricity generation	30.00	30.00	Vietnam
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction and management	25.04	25.04	Myanmar
GLOBAL KOMSCO Daew oo LLC	Cotton celluloid manufacturing and sales	35.00	35.00	Uzbekistan
POSCO-Poggenamp Electrical Steel Pvt. Ltd.	Steel processing and sales	26.00	26.00	India
Qingdao Pohang DGENX Stainless SteelPipeCo., Ltd	Exhaust meter manufacturing	40.00	40.00	China
SHINPOONG DAEWOO PHARMA VIETNAM CO.,LTD(* 1)	Medicine production	3.42	3.42	Vietnam
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	Anode material Production	40.00	40.00	China
MONG DUONG FINANCE HOLDINGS B.V.	Financial Holdings	30.00	30.00	Netherlands
FQM Australia Holdings Pty Ltd	Non-ferrous metal Mining	24.32	30.00	Australia
Qingdao ZhongShou New Energy Technology Co.,Ltd(* 1)	Artificial Graphite manufacturing	13.00	13.01	China
Black Rock Mining LTD(* 1)	Mining	11.72	12.90	Australia
Inner Mongolia Sinuo New Material Technology Co.,Ltd(* 1)	Artificial Graphite manufacturing	12.85	12.85	China
ZHANGJIAGANG XIAO-SHA COIL SERVICE CENTER CO.,LTD(* 1)	Steel processing and sales	17.50	17.50	China
TMK Gulf International Pipe Industry L.L.C.(* 4)	Manufacturing	—	6.77	Oman

(*1)	The Company has determined that it has significant influence even though the Company’s percentage of ownership is less than 20% considering the composition of board of directors.
(*2)	During the year ended December 31, 2023, the entity was newly included as an associates.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(*3)	During the year ended December 31, 2023 the entities were excluded from associates due to liquidation.
(*4)	During the year ended December 31, 2023, the entities were excluded from associates due to sale of interest, etc.
(*5)	During the year ended December 31, 2023, the entities were excluded from associates and classified as a subsidiary due to the whole acquisition of external shareholders.

2) Joint ventures

Details of joint ventures as of December 31, 2023 and 2022 are as follows:

	Category of business	Ownership (%)
Investee		2023	2022	Region
[Domestic]
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)	Steel processing and sales	60.00	60.00	Gwangyang
POSCO-KB Shipbuilding Restructuring Fund	Investment in new technologies	18.75	18.75	Seoul
POSCO-NSC Venture Fund	Investment in new technologies	16.67	16.67	Seoul
PoscoPlutus Project 3rd Project fund	Investment in new technologies	5.96	5.96	Seoul
PCC Bio 2nd Fund	Investment in new technologies	19.72	19.72	Seoul
Union PCC Portfolio Fund	Investment in new technologies	14.12	14.12	Seoul
Eco Energy Solution Co., ltd.	Service	50.00	50.00	Seoul
[Foreign]
KOBRASCO	Steel materials manufacturing and sales	50.00	50.00	Brazil
CSP - Compania Siderurgica do Pecem(* 1)	Steel manufacturing and sales	—	20.00	Brazil
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Steel processing and sales	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sales	30.00	30.00	Slovakia
YULCHON MEXICO S.A. DE C.V.	Tube for automobile manufacturing	11.85	11.85	Mexico
Hyunson Engineering & Construction HYENCO	Construction	4.89	4.89	Algeria
POSCO E&C Saudi Arabia	Civil engineering and construction	40.00	40.00	Saudi Arabia
Pos-Austem Suzhou Automotive Co., Ltd	Automotive parts manufacturing	19.90	19.90	China
POS-InfraAuto (Suzhou) Co., Ltd	Automotive parts manufacturing	16.20	16.20	China
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD	Automotive parts manufacturing	11.10	11.10	China
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD	Automotive parts manufacturing	7.43	7.43	China
DMSA/AMSA	Energy & resource development	3.89	3.89	Madagascar
Roy Hill Holdings Pty Ltd	Energy & resource development	12.50	12.50	Australia
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
HBIS-POSCO Automotive Steel Co., Ltd	Steel manufacturing and sales	50.00	50.00	China
PT NICOLE METAL INDUSTRY(* 2)	Nickel smelting	49.00	—	Indonesia

(*1)	During the year ended December 31, 2023, the entity was excluded from joint ventures due to sales of interest.
(*2)	During the year ended December 31, 2023, the entity was newly included as a joint venture.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(f)	New subsidiaries

Consolidated subsidiaries acquired or newly established during the year ended December 31, 2023 are as follows:

Company	Date of addition	Ownership (%)	Reason
QSONE Co.,Ltd.	March 2023	100.00	Reclassification from associate
POSCO PS Tech	April 2023	100.00	New establishment
POSCO PR Tech	April 2023	100.00	New establishment
POSCO PH Solution	April 2023	100.00	New establishment
POSCO GYS Tech	April 2023	100.00	New establishment
POSCO GYR Tech	April 2023	100.00	New establishment
POSCO GY Solution	April 2023	100.00	New establishment
PT AGPA REFINERY COMPLEX	May 2023	100.00	New establishment
Port Hedland Green Steel Pty Ltd	June 2023	100.00	New establishment
POSCO MOBILITY SOLUTION POLAND Sp. z o.o.,	July 2023	100.00	New establishment
PCC Facilities Component Fund	July 2023	60.00	New establishment
PT POSCO INTERNATIONAL ENP	September 2023	100.00	New establishment
POSCO INTERNATIONAL E&P USA Inc.	October 2023	100.00	New establishment
POSCO FLOW CANADA INC.	November 2023	100.00	New establishment
POSCO FLOW (Shanghai) Co.,Ltd	December 2023	100.00	New establishment
POSCO HOLDINGS CVC 2nd Fund	December 2023	100.00	New establishment
International Energy Expansion for Technology Innovation Fund	December 2023	60.00	New establishment

(g)	Loss of control

Subsidiaries for which the Company has lost control during the year ended December 31, 2023 are as follows:

Company	Date of exclusion	Reason
POSCO ENERGY CO., LTD.	January 2023	Merged into POSCO INTERNATIONAL Corporation(* 1)
POS-CD PTY LTD	January 2023	Liquidation
POSCO ICT BRASIL	August 2023	Divestiture
PGSF, L.P.	September 2023	Liquidation
Future Creation Fund Postech Early Stage account	December 2023	Liquidation
Songdo Posco family Housing	December 2023	Liquidation

(*1)	As a result of the merger transaction, the ownership of the Company in POSCO INTERNATIONAL Corporation increased from 62.92% to 73.21%.

2. Statement of Compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on January 31, 2024 and will be submitted for approval at the shareholders’ meeting to be held on March 21, 2024.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments measured at fair value

(b)	Financial instruments measured at fair value through profit or loss

(c)	Financial instruments measured at fair value through other comprehensive income

(d)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

The financial statements of POSCO HOLDINGS INC. and subsidiaries are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean Won, which is POSCO HOLDINGS INC.’s functional currency which is the currency of the primary economic environment in which POSCO HOLDINGS INC. operates.

Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 1 - Subsidiaries, associates and joint ventures

•	Note 11 - Investments in associates and joint ventures

•	Note 12 - Joint operations

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next fiscal year is included in the following notes:

•	Note 15 - Goodwill and other intangible assets, net

•	Note 20 - Provisions

•	Note 21 - Employee benefits

•	Note 23 - Financial instruments

•	Note 30 - Revenue – contract balances

•	Note 36 - Income taxes

•	Note 39 - Commitments and contingencies

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 - inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair values is included in the following note:

•	Note 23 - Financial instruments

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2023 described below, the accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2022.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

From January 1, 2023, the Company has applied the amendments related to deferred tax arising from assets and liabilities in a single transaction under K-IFRS No. 1012 “Income Tax”. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The Company recognized deferred tax assets for lease liabilities and deferred tax liabilities for right-of-use assets, respectively, and there is no impact on the statement of financial position as the requirements for offsetting are met in accordance with K-IFRS No. 1012 “Income Tax”.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” – Disclosure of Accounting Policies

Material accounting policy information is defined as information that is expected to influence the decision-making of primary users of financial statements considering with other information included in the financial statements, and is required to be disclosed. Therefore, the Company selectively disclosed material accounting policies in the annual consolidated financial statements for the year ended December 31, 2023. For further information, refer to note 3.

(c)	K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates

For accounting estimates defined as monetary amounts in the financial statements, a change in measurement methods or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is applied prospectively to the changes in accounting estimates that occur after the effective date. The amendments did not have any impact on the consolidated financial statements.

(d)	K-IFRS No. 1012 “Income Tax” – Global Minimum Top-Up Tax

The amendments include a temporary mandatory exception from accounting for deferred tax arising from global minimum top-up tax, and new disclosure requirements of the exposure information of the Company in relation to the Pillar Two taxes in the annual consolidated financial statements. Refer to note 36 for information on the new disclosure requirements provided by revised accounting standards

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

3. Summary of Material Accounting Policy Information

The material accounting policy information applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for those as disclosed in note 2.

Basis of consolidation

(a)	Business combinations

The Company accounts for business combinations applying the acquisition method.

(b)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

(c)	Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(d)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e)	Business combination of entities or businesses under common control

In a business combination of entities or businesses under common control, the assets acquired and liabilities acquired are recognized at their carrying amounts in the consolidated financial statements of the Company. The difference between the consideration transferred and the carrying amount of the net assets acquired is adjusted in capital surplus.

Foreign operations

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(a)	Financial assets measured at amortized cost

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(b)	Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

(c)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(e)	Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

Inventories

Inventory costs, except materials-in-transit in which costs are determined by using specific identification method, are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use and are highly probable for immediate sale in their present condition are classified as held for sale.

Investment property

Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses. Depreciation methods, useful lives and residual values are identical to those applied for property, plant and equipment.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a) it is probable that future economic benefits associated with the item will flow to the Company, and

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Land is not depreciated.

The estimated useful lives of property, plant and equipment are as follows:

Buildings	5-50 years
Structures	4-50 years
Machinery and equipment	4-25 years
Vehicles	3-20 years
Tools	3-20 years
Furniture and fixtures	3-20 years
Lease assets	2-45 years
Bearer plants	20 years

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	4-25 years
Development expense	3-5 years
Port facilities usage rights	4-75 years
Other intangible assets	2-15 years

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Exploration for and evaluation of mineral resources

POSCO HOLDINGS INC. is engaged in exploration projects for mineral resources through subsidiaries, associates and joint ventures or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified commercially viable mineral deposit.

(b)	Development assets

When proved reserves are determined and development is sanctioned, development expenditures incurred are capitalized. These expenditures include evaluation of oil fields, construction of oil and gas wells, drilling for feasibility and other related activities. Upon completion of development and inception of extraction for commercial production of developed proved reserves, the development assets are reclassified as either property, plant and equipment or as intellectual property rights (mining rights) under intangible assets based on the nature of the capitalized expenditure.

The respective property, plant and equipment and intellectual property (mining rights) are each depreciated and amortized based on proved reserves on a unit of production basis.

Government grants

(a)	Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

(b)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Leases

1)	As a lessee

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

The Company presents right-of-use assets in the same line item as is presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the consolidated statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. The Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

The Company leases out its investment properties. The Company classifies these leases as operating leases. The Company recognize lease payments received under lease agreements as revenue on a straight-line basis over the lease term.

The Company provides subleases certain leased vessels and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Impairment for financial assets

The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	lease receivables, contractual assets, loan commitments, and financial guarantee contracts

(a)	Judgments on credit risk

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held). The Company considers a debt security to have low credit risk when its credit risk rating is equivalent to investment grade defined by reliable credit rating agencies

(b)	Expected credit losses

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from contract assets, contract assets recognized in accordance with revenue from contracts with customers, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company determined that individual operating entities are CGUs.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Derivative financial instruments, including hedge accounting

Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized as describe below.

(a) Hedge accounting

The Company holds forward exchange contracts, currency swaps and commodity future contracts to manage foreign exchange risk and commodity fair value risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities measured at fair value through profit or loss or financial liabilities measured at amortized cost in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Construction work in progress

The gross amount due from customers for contract work is presented for all contracts in which profits multiply cumulative percentage-of-completion exceed progress billings. If progress billings exceed profits multiply cumulative percentage-of-completion, then the gross amount due to customers for contract work is presented. The amount received from the customer before the construction work is performed is recognized as an advanced received. The amount billed for completed construction work is recognized as accounts receivable (a receivable).

The Company accounts for the remaining rights and performance obligation on the contract with the customers on a net basis. Due from customers for contract work and due to customers for contract work for same contract are offset and presented on a net basis.

Employee benefits

The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods.

Provisions

A Provision for warranties is recognized when the underlying products or services are sold, based on historical warranty data and a weighting of possible outcomes against their associated probabilities.

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

If the estimated total contract cost of the construction contract exceeds the total contract revenue, the estimated contract cost exceeding the contract revenue is recognized as a provision for construction losses in the remaining contract for which construction has not proceeded.

A provision for restoration regarding contamination of land is recognized in accordance with the Company’s announced Environment Policy and legal requirement as needed.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as follows pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in Korea in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge and those purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and initially measured at cost and subsequently carried at cost less accumulated impairment losses.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government when the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligations for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emission liability is derecognized when submitted to the government.

Hybrid Bonds

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and an equity instrument. When the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the instruments are classified as equity instruments.

Revenue from contracts with customers

Revenue is measured based on the consideration promised in the contract with the customer. The Company recognizes revenue when the control over a good or service is transferred to the customer. The following are the revenue recognition policies for performance obligations in the contracts with customers in accordance with K-IFRS No. 1115.

(a) Sale of good

The goods sold by the Company consist mainly of steel products from the steel segment and products such as steel, chemicals, auto parts and machinery in the trade segment.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

For domestic sales, the control of the product is usually transferred to the customer when the product is delivered to the customer, at which point in time revenue is recognized. Invoices are generally due within 10 to 90 days. When a customer makes payment prior to the due date, they are offered a discount at certain percentage of the invoice amount.

For export sales, revenue is recognized at the time when control of the product is transferred to the customer based on the “International Incoterms for Interpretation of Trade Terms” prescribed in the respective contracts, and the Company’s export contract generally transfers control to the customer at the shipping of the product. Invoices are usually issued at the date of bill of lading and revenues are recognized based on the terms of Letter of Credit (L / C), Acceptance Condition (D / A), Payment Condition (D / P), Telegraphic Transfer (T / T) and others.

The Company provides certain discount when the customer prepays according to the payment terms. The Company recognized revenue only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when discount period expires.

(b) Transportation service

For the performance obligation for transportation services included in the Company’s product sales contracts, revenue is recognized over the period when in which the services are provided and the revenue is measured by reference to examining the degree to which the service has been completed so far. The billing date and payment terms for the service charge are the same as the billing date and payment terms for sale of goods.

(c) Construction contracts

In the case of construction contracts where the Company renders construction services for plants, etc., the customer controls the assets as they are being constructed. This is because under those contracts, the Company is able to perform construction or design services to meet the customer’s specifications, and if a contract is terminated by the customer, the Company is entitled to reimbursement of all costs incurred to date, including a reasonable margin. When the contract can be reliably estimated, the Company recognizes the contract revenue and contract cost as revenue and costs based on the progress of the contract activity as of the end of the reporting period. The percentage of completion is determined based on the proportion that contract costs incurred for work performed excluding contract cost incurred that do not reflect the stage of completion to date bear to the estimated total contract costs.

If the outcome of the contract cannot be reliably estimated, the revenue is recognized only to the extent of the contract costs that are probable to be recovered. If the total contract cost is likely to exceed the total contract revenue, expected losses are immediately recognized as a cost.

The Company issues an invoice when the customer has completed a progress confirmation and generally the payment is due within 45 days from the invoice date.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(d) Certain construction contracts for apartments

For certain construction service contracts for apartments where the criterion of an enforceable right to payment for performance is met under K-IFRS No. 1115, even if the legal ownership or physical occupancy of the incomplete construction is not transferred to the customer during the construction period, revenue is recognized based on percentage of completion by considering the terms and conditions described in the relevant law and contracts such as the guarantee for sale policy, government approval on business plan, payment and termination terms. For certain construction contracts for apartments and shopping centers where the criterion of an enforceable right to payment for performance is not met during the construction period, the Company recognizes revenue upon completion of construction when the control of the apartments and shopping centers are transferred to customers.

In the meantime, the billing point and settlement terms of the pre-sale contract differ depending on the contract terms.

Finance income and finance costs

The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	hedge ineffectiveness recognized in profit or loss; and

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method. Dividend income is recognized in profit or loss on the date on which the Company’s right to receive payment is established.

Income taxes

The Company recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Company applies K-IFRS No. 1012 “Income Taxes”, if it is not applicable to the income taxes, the Company applies K-IFRS No. 1037 “Provisions Contingent Liabilities and Contingent Assets”.

Segment Reporting

Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 41). Operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Joint arrangements

Joint arrangements in which two or more parties have joint control are classified as joint operations or joint ventures. Participants in a joint operation retain rights and obligations for the joint operation’s assets and liabilities and recognizes its share of the joint operation’s assets and liabilities, income and expenses. Participants in a joint venture have rights to the net assets of the joint venture, and the equity method is applied.

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” – Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2024. Early application is permitted. The Company does not expect the effect of the amendments to the consolidated financial statements to be significant.

(b)	K-IFRS No. 1007 “Statements of Cash Flows”, No. 1107 “Financial Instruments: Disclosure” – Supplier Finance Arrangements

The amendments require disclosure of notes on supplier finance arrangements to inform users of financial statements the impact of supplier finance arrangements on the Company’s liabilities and exposure to cash flow and liquidity risks. The amendments are effective for the fiscal years beginning on or after January 1, 2024. Early application permitted. The Company is analyzing the effect of the amendments to the consolidated financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the Board of Directors.

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company has performed currency risk management specific to various characteristics of different segments. The entities in the steel segment reduces the foreign currency exposure by repayment of foreign currency borrowings subjected to investment in overseas when its maturities come. The entities in the engineering and construction segment have hedged foreign currency risks by using forward exchange contracts. Entities in the trading segment have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting of borrowing structure ratio between borrowings at fixed interest rate and variable interest rate. The Company monitors interest rate risks regularly in order to avoid exposure to interest rate risk on borrowings at variable interest rate.

③	Interest rate benchmark reform risk

A fundamental reform of major interest rate benchmark is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as “IBOR reform”). The publication of overnight and 1, 3, 6, and 12 months USD LIBOR has ceased on June 30, 2023 and all other LIBOR publication has ceased on December 31, 2021. Meanwhile, as announced by the UK Financial Conduct Authority in early 2023, the publication of 1, 3, and 6 months synthetic USD LIBOR will cease on September 30, 2024. As a result of the reform, Korea Overnight Financing Repo Rate (KOFR) has been selected as the benchmark for the domestic CD rate which has been published by Korea Securities since November 26, 2021. The details of when and how to KOFR are unclear.

As of December 31, 2023, WIBOR and CD floating rate borrowings are exposed to interest rate benchmark reform risk. For all USD LIBOR floating rate financial instruments, the Company completed the modification of contracts by June 30, 2023.

In July, 2019, changes related to the methodologies to determine Euribor were made and Belgium Financial Services and Markets Authority granted the continuity of Euribor usage based on the European Union Benchmark Regulation. The Company did not make a transition from Euribor to alternative benchmark rate, and expects to continue to use Euribor.

The Company manages the alternative benchmark rate transition by modifying the clause, IBOR related to uncompleted interest rate benchmark reform. The progress of transition is managed by comparing the financial instruments with transition not yet completed and financial instruments with modification of clause completed. The Company classifies the financial instruments, with IBOR as the benchmark rate, as transition not yet completed even if the clause in the contract has been modified.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Financial instruments classified as transition not yet completed as of December 31, 2023 are as follows:

(in millions of Won)	WIBOR
Category(* 2)	Transition not yet completed		Modification of clause completed
Non-derivative financial liabilities(* 1)
Borrowings	~~W~~	67,943	—

(*1)	Based on nominal amount.
(*2)	Financial instruments that are not obliged to be transitioned to alternative benchmark rate as of December 31, 2023 are excluded.

The transition to alternative benchmark rate is not needed for the financial instruments above as the WIBOR publishment will continue until their maturity.

④	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (after deducting cash and cash equivalents) and current financial instruments from borrowings. The Company applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2023 and 2022 is as follows:

(in millions of Won)	2023		2022
Total borrowings	~~W~~	25,970,379	24,305,662
Less: Cash and cash equivalents		6,670,879	8,053,108

Net borrowings		19,299,500	16,252,554
Total equity		59,663,897	58,257,401
Net borrowings-to-equity ratio		32.35%	27.90%

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Cash	~~W~~	12,312	7,510
Demand deposits and checking accounts		2,537,545	2,826,227
Time deposits		1,473,081	2,638,838
Other cash equivalents		2,647,941	2,580,533

	~~W~~	6,670,879	8,053,108

As of December 31, 2023 and 2022, cash and cash equivalents of subsidiaries of the Company, such as POSCO INTERNATIONAL CO., LTD, amounting to ~~W~~85,163 million and ~~W~~36,182 million, respectively, are restricted.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

6. Trade Accounts and Notes Receivable

Trade	accounts and notes receivable as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Trade accounts and notes receivable	~~W~~	9,382,640	8,696,067
Due from customers for contract work		1,916,238	1,407,278
Less: Allowance for doubtful accounts		(283,575)	(333,792)

	~~W~~	11,015,303	9,769,553

Non-current
Trade accounts and notes receivable	~~W~~	89,839	68,342
Less: Allowance for doubtful accounts		(47,323)	(44,309)

	~~W~~	42,516	24,033

The Company sold trade accounts and notes receivable with recourse to financial institutions. This transaction has a right of recourse because the Company has an obligation to pay the amount to financial institutions if the relevant receivables are not collected at maturity, so the transaction was recognized as secured borrowings. As of December 31, 2023 and December 31, 2022, the carrying amounts of such secured borrowings are ~~W~~132,942 million and ~~W~~215,133 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

7. Other Receivables

(a)	The details of other receivables as of December 31, 2023 and 2022, are as follows:

(in millions of Won)	2023		2022
Current
Short-term loans	~~W~~	223,011	278,346
Other accounts receivable		1,433,423	1,381,804
Accrued income(* 1)		237,154	334,741
Deposits		125,854	131,468
Others		15,349	23,201
Lease receivables		23,948	46,764
Less: Allow ance for doubtful accounts		(111,210)	(83,627)

	~~W~~	1,947,529	2,112,697

Non-current
Long-term loans(* 1)	~~W~~	1,204,645	1,082,139
Other accounts receivable		186,492	237,161
Accrued income		184,739	121,783
Deposits		308,185	292,722
Lease receivables		78,994	55,312
Less: Allow ance for doubtful accounts		(510,610)	(268,786)

	~~W~~	1,452,445	1,520,331

(*1)

Due to the continuous operating losses and deteriorating business environment of FQM Australia Holdings Pty Ltd, an associate, the Company assessd the recoverability of the related loans and accrued interest and recognized a full allowance for doubtful accounts of ~~W~~257,500 million.

(b)	The details of lease receivables are as follows:

(in millions of Won)
Customer	Leased items	2023		2022
Pohang University of Science and Technology	Lease contract	~~W~~	7,586	7,738
Korea Business Angels Association	Lease contract		2,339	2,621
HEUNG-A SHIPPING CO., LTD., HEUNG-A LINE CO., LTD.	4 Container Ships, 4 Tankers		50,429	88,573
Executive Offshore, PT Wintermar, COHC, Myanma Port Authority	Helicopter, Ship, Jetty		42,588	3,144

		~~W~~	102,942	102,076

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	As of December 31, 2023 and 2022, total lease investment and net lease investment are as follows :

(in millions of Won)	2023		2022
Less than 1 year	~~W~~	24,965	48,127
1 year - 3 years		31,840	19,861
3 years - 5 years		20,820	5,371
Over 5 years		63,583	64,811

Undiscounted lease payments		141,208	138,170
Unrealized interest income		(38,266)	(36,094)

Present value of minimum lease payment	~~W~~	102,942	102,076

8. Other Financial Assets

Other financial assets as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Derivatives assets	~~W~~	166,873	223,771
Debt securities		295,619	121,122
Deposit instruments(* 1)		4,400,267	2,558,946
Short-term financial instruments(* 1)		6,540,407	8,006,081

	~~W~~	11,403,166	10,909,920

Non-current
Derivatives assets	~~W~~	134,269	136,224
Equity securities(* 2)		1,793,531	1,462,088
Debt securities		87,778	78,901
Other securities(* 2)		669,687	632,469
Deposit instruments(* 1)		23,060	22,856

	~~W~~	2,708,325	2,332,538

(*1)	As of December 31, 2023 and 2022, financial instruments amounting to ~~W~~101,888 million and ~~W~~73,192 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)	As of December 31, 2023 and 2022, ~~W~~181,617 million and ~~W~~153,640 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

9. Inventories

(a)	Inventories as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Finished goods	~~W~~	2,615,009	2,508,370
M erchandise		1,049,467	1,237,203
Semi-finished goods		3,039,516	3,453,150
Raw materials		3,237,691	4,171,049
Fuel and materials		921,742	1,109,100
Construction inventories		256,558	470,790
M aterials-in-transit		2,965,306	2,738,439
Others		87,802	100,873

		14,173,091	15,788,974

Less: Allowance for inventories valuation		(347,577)	(316,557)

	~~W~~	13,825,514	15,472,417

(b)	The changes of allowance for inventories valuation for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Beginning	~~W~~	316,557	161,929
Loss on valuation of inventories(* 1)		309,317	259,678
Utilization on sale of inventories		(256,969)	(97,749)
Others		(21,328)	(7,301)

Ending	~~W~~	347,577	316,557

(*1)

During the year ended December 31, 2022, in addition to loss on valuation of inventories, ~~W~~95,278 million of damage caused by the flooding of the Naengcheon stream in Pohang was included in cost of sales.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

10. Assets Held for Sale

Details of assets held for sale as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023(* 1)		2022
Asset
Cash and cash equivalents(* 2)	~~W~~	—	174
Account reveivables and other receivables		728	648
Inventories		39,054	—
Other financial assets		119,881	—
Investment in joint ventures(* 3)		—	—
Property, plant and equipment(* 4)		149,612	10,552
Intangible assets		97,372	—
Others		298	629

	~~W~~	406,945	12,003

Liability
Other receivables	~~W~~	22,180	5
Provisions		119,710	—

	~~W~~	141,890	5

(*1)

POSCO Canada Ltd., a subsidiary of the Company, made investment in kind the assets and liabilities of Greenhills Mine and the shares of Elkview Mine Limited Partnership, which were classified as joint operation and financial assets at fair values through profit or loss, respectively, to a newly established partnership by Teck Coal Partnership which is the principal operator and majority shareholder. As a result, the Company recognized ~~W~~401,804 million of asset held for sale and ~~W~~141,890 million of liability held for sale.

(*2)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of December 31, 2022.
(*3)

During the year ended December 31, 2022, the Company decided to dispose of CSP - Compania Siderurgica do Pecem and recognized full impairment loss of ~~W~~160,415 million, which is the difference between carrying amount and recoverable amount. The Company reclassified the investment to assets held for sale. Meanwhile, during the year ended December 31, 2023, the Company disposed of CSP - Compania Siderurgica do Pecem, and recognized ~~W~~103,366 million of loss on disposal of assets held for sale. The loss on disposal of assets held for sale recognized as profit or loss includes ~~W~~102,470 million, which was reclassified from accumulated other comprehensive loss arising from translating the financial statements of foreign operation.

(*4)

During the past period, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as assets held for sale for ~~W~~10,305 million. Meanwhile, during the year ended December 31, 2023, the Company disposed of the assets held for sale for ~~W~~9,599 million and reclassified the remaining amount ~~W~~706 million to property, plant and equipment.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

11. Investments in Associates and Joint ventures

(a)	Investments in associates and joint ventures as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Investments in associates	~~W~~	2,292,253	2,518,906
Investments in joint ventures		2,728,011	2,477,645

	~~W~~	5,020,264	4,996,551

(b)	Details of investments in associates as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023						2022
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00	~~W~~	429,904	~~W~~	323,521	352,500
SNNC	18,130,000	49.00		90,650		100,692	182,414
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		15,040	9,513
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		23,998	27,165
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	1,181,160	29.53		5,906		13,967	14,605
DaeSung SnM Co., Ltd (formerly, Daesung Steel)(*2)	108,038	17.54		14,000		20,296	20,469
PCC Amberstone Private Equity Fund 1(*2)	7,636,948,293	8.80		7,519		8,904	9,326
Others (49 companies)(*1)						122,366	238,086

						628,784	854,078

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		287,282	290,318
AES Mong Duong Power Company Limited(*1)	—	30.00		164,303		230,699	209,594
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		346,724	331,261
FQM Australia Holdings Pty Ltd	186,000,030	24.32		109,568		—	98,103
Eureka Moly LLC	—	20.00		240,123		—	14,574
AMCI (WA) PTY LTD	49	49.00		209,664		60,225	57,830
NCR LLC	—	22.10		247,077		253,121	187,372
KOREA LNG LTD.	2,400	20.00		135,205		58,759	29,124
Nickel Mining Company SAS	3,234,698	49.00		157,585		87,967	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	648,530,000	40.00		120,072		105,300	98,933
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		15,632	16,659
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		8,642	8,590
Others (28 companies)(*1)						209,118	231,834

						1,663,469	1,664,828

					~~W~~	2,292,253	2,518,906

(*1)	As of December 31, 2023 and 2022, investments in associates amounting to ~~W~~650,116 million and ~~W~~628,573 million, respectively, are provided as collateral in relation to the associates’ borrowings.
(*2)

As of December 31, 2023, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Details of investments in joint ventures as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023						2022
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)	11,568,000	60.00	~~W~~	115,680	~~W~~	155,748	161,465
Others (6 companies)						8,323	8,845

						164,071	170,310

[Foreign]
Roy Hill Holdings Pty Ltd(* 1)	13,117,972	12.50		1,528,672		1,400,009	1,418,022
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		419,192	412,002
KOBRASCO	2,010,719,185	50.00		32,950		99,768	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		111,001	111,219
DMSA/AMSA(* 1)	—	3.89		346,880		16,572	23,740
PT NICOLE METAL INDUSTRY(*2)	76,382,353	49.00		292,780		284,351	—
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		208,765	216,138
Others (9 companies)						24,282	23,170

						2,563,940	2,307,335

					~~W~~	2,728,011	2,477,645

(*1)	As of December 31, 2023 and 2022, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.
(*2)	During the year ended December 31, 2023, the Company acquired 49% shares of PT NICOLE METAL INDUSTRY, for ~~W~~292,780 million and classified as investments in joint ventures.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(d)	The movements of investments in associates and joint ventures for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won) Company	December 31, 2022 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2023 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	352,500	—	(10,020)	(18,802)	(157)	323,521
SNNC		182,414	—	—	(81,803)	81	100,692
QSONE Co.,Ltd.(*2)		86,378	—	—	245	(86,623)	—
Chun-cheon Energy Co., Ltd		9,513	—	—	4,990	537	15,040
Pocheon-Hwado Highway Corp.		27,165	636	—	(3,803)	—	23,998
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		14,605	—	—	(638)	—	13,967
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		20,469	—	—	75	(248)	20,296
PCC Amberstone Private Equity Fund 1		9,326	—	(622)	562	(362)	8,904
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		161,465	—	(9,000)	3,176	107	155,748
Others (55 companies)		160,553	16,439	(4,292)	1,966	(43,977)	130,689

		1,024,388	17,075	(23,934)	(94,032)	(130,642)	792,855

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		290,318	—	(59,295)	50,340	5,919	287,282
AES Mong Duong Power Company Limited		209,594	—	(33,839)	38,782	16,162	230,699
9404-5515 Quebec Inc.(*2)		331,261	—	(14,251)	16,494	13,220	346,724
FQM Australia Holdings Pty Ltd		98,103	—	—	(111,783)	13,680	—
Eureka Moly LLC		14,574	—	—	(15,020)	446	—
AMCI (WA) PTY LTD		57,830	—	—	(503)	2,898	60,225
NCR LLC		187,372	65,542	—	(6,999)	7,206	253,121
KOREA LNG LTD.		29,124	—	(21,106)	21,060	29,681	58,759
Nickel Mining Company SAS		90,636	—	—	(8,358)	5,689	87,967
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		98,933	15,640	—	(8,435)	(838)	105,300
PT. Wampu Electric Power		16,659	—	(1,624)	1,890	(1,293)	15,632
POS-SeAH Steel Wire(Nantong) Co., Ltd.		8,590	—	—	98	(46)	8,642
Roy Hill Holdings Pty Ltd		1,418,022	—	(367,445)	292,478	56,954	1,400,009
POSCO-NPS Niobium LLC		412,002	—	(35,543)	35,148	7,585	419,192
KOBRASCO		103,044	—	(36,471)	21,795	11,400	99,768
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,219	—	(12,386)	12,669	(501)	111,001
DMSA/AMSA		23,740	—	—	(7,681)	513	16,572
PT NICOLE METAL INDUSTRY		—	292,780	—	39	(8,468)	284,351
HBIS-POSCO Automotive Steel Co., Ltd		216,138	—	—	(6,765)	(608)	208,765
Others (37 companies)		255,004	—	(52,444)	38,461	(7,621)	233,400

		3,972,163	373,962	(634,404)	363,710	151,978	4,227,409

	~~W~~	4,996,551	391,037	(658,338)	269,678	21,336	5,020,264

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2023.

(*2)

During the year ended December 31, 2023, the Company additionally acquired 50% of the shares held by external shareholders of QSONE Co.,Ltd., which was previously classified as an investment in associate. Accordingly, the entity was newly included in consolidated subsidiary due to obtaining control of the entity.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	For the year ended December 31, 2022

(in millions of Won)
Company	December 31, 2021 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2022 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund(*3)	~~W~~	176,136	—	(143,170)	145,822	(178,788)	—
Samcheok Blue Power Co.,Ltd.		382,887	—	(9,992)	(19,354)	(1,041)	352,500
SNNC		171,332	—	(5,348)	15,484	946	182,414
QSONE Co.,Ltd.		86,058	—	(1,100)	1,420	—	86,378
Chun-cheon Energy Co., Ltd		9,571	—	—	(802)	744	9,513
Western Inland highway CO.,LTD.		53,563	—	—	(125)	(53,438)	—
Pocheon-Hwado Highway Corp.		28,813	5,519	—	(4,683)	(2,484)	27,165
CHUNGJU ENTERPRISE CITY
DEVELOPMENT Co.,Ltd		19,191	—	—	(453)	(4,133)	14,605
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		19,073	—	—	1,396	—	20,469
PCC Amberstone Private Equity Fund 1		9,251	—	(652)	1,104	(377)	9,326
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		169,838	—	(24,000)	15,604	23	161,465
Others (64 companies)		113,711	45,563	(4,368)	(3,931)	9,578	160,553

		1,239,424	51,082	(188,630)	151,482	(228,970)	1,024,388

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		238,601	—	(14,541)	50,143	16,115	290,318
AES Mong Duong Power Company Limited		182,639	—	(33,174)	45,382	14,747	209,594
9404-5515 Quebec Inc.(*2)		135,738	172,316	(31,949)	25,195	29,961	331,261
FQM Australia Holdings Pty Ltd		91,052	—	—	166	6,885	98,103
Eureka Moly LLC		13,633	—	—	—	941	14,574
AMCI (WA) PTY LTD		67,972	—	—	(3,964)	(6,178)	57,830
NCR LLC		102,319	82,798	—	(2,338)	4,593	187,372
KOREA LNG LTD.		31,340	—	(21,161)	21,027	(2,082)	29,124
Nickel Mining Company SAS		48,249	—	—	42,169	218	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,769	82,010	—	(1,302)	(4,544)	98,933
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,099	—	—	213	(19,312)	—
PT. Wampu Electric Power		15,851	—	(2,474)	823	2,459	16,659
POS-SeAH Steel Wire(Nantong) Co., Ltd.		9,140	—	—	(220)	(330)	8,590
Roy Hill Holdings Pty Ltd		1,346,712	—	(233,592)	273,084	31,818	1,418,022
POSCO-NPS Niobium LLC		393,793	—	(34,909)	25,884	27,234	412,002
KOBRASCO		68,296	—	(21,287)	48,267	7,768	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		107,650	—	—	6,527	(2,958)	111,219
DMSA/AMSA		24,144	—	—	(2,108)	1,704	23,740
CSP - Compania Siderurgica do Pecem		52,257	—	—	(90,395)	38,138	—
HBIS-POSCO Automotive Steel Co., Ltd		110,769	126,195	—	(10,515)	(10,311)	216,138
Others (37 companies)		193,200	29,975	(56,527)	96,740	(8,384)	255,004

		3,275,223	493,294	(449,614)	524,778	128,482	3,972,163

	~~W~~	4,514,647	544,376	(638,244)	676,260	(100,488)	4,996,551

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2022.

(*2)

During the year ended December 31, 2022, it was additionally acquired due to the in-kind dividend of EQP POSCO Global NO1 Natural Resources Private Equity Fund, and the Company classify it as other increase or decrease.

(*3)

During the year ended December 31, 2022, dividends were declared prior to liquidation. The Company recognized full impairment loss of ~~W~~10,065 million considering the low asset quality and assessment of recoverable amount.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(e)	Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2022 are as follows:

1)	December 31, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	4,228,568	3,669,074	559,494	14,002	(28,880)
SNNC		612,992	388,715	224,277	766,011	(168,553)
Chun-cheon Energy Co., Ltd		571,495	453,390	118,105	502,879	10,453
Pocheon-Hwado Highway Corp.		583,935	462,900	121,035	—	(1,824)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		19,995	2,998	16,997	5,595	(2,160)
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		178,251	93,930	84,321	108,660	430
PCC Amberstone Private Equity Fund 1		105,145	3,923	101,222	12,134	6,391
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		431,090	170,518	260,572	194,238	2,998
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,758,765	611,484	1,147,281	434,358	201,031
AES Mong Duong Power Company Limited		1,612,793	889,424	723,369	449,807	129,274
9404-5515 Quebec Inc.		1,430,295	—	1,430,295	—	63,809
FQM Australia Holdings Pty Ltd		180,931	1,219,922	(1,038,991)	453,626	(1,480,586)
KOREA LNG LTD.		94,661	136	94,525	108,081	105,300
Nickel Mining Company SAS		520,209	272,567	247,642	296,130	(26,786)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		297,683	33,927	263,756	34,372	(21,081)
PT. Wampu Electric Power		206,942	131,822	75,120	20,166	9,452
POS-SeAH Steel Wire(Nantong) Co., Ltd.		82,568	48,727	33,841	117,208	522
Roy Hill Holdings Pty Ltd		10,929,518	3,007,919	7,921,599	8,146,546	2,826,424
POSCO-NPS Niobium LLC		838,180	—	838,180	—	64,687
KOBRASCO		224,406	25,475	198,931	63,338	43,591
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		659,704	242,566	417,138	1,647,395	50,675
DMSA/AMSA		3,058,209	2,632,239	425,970	1,106,369	(197,482)
HBIS-POSCO Automotive Steel Co., Ltd		826,886	398,751	428,135	340,341	(12,584)
PT NICOLE METAL INDUSTRY		389,077	2,237	386,840	—	79

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	December 31, 2022

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	9,471	480	8,991	—	425,366
Samcheok Blue Power Co.,Ltd.		3,515,861	2,885,218	630,643	—	(8,447)
SNNC		667,440	274,801	392,639	986,557	10,273
QSONE Co.,Ltd.		253,078	80,322	172,756	18,753	2,840
Chun-cheon Energy Co., Ltd		634,842	527,190	107,652	585,610	20,224
Pocheon-Hwado Highway Corp.		366,163	244,455	121,708	—	(1,175)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		24,926	5,769	19,157	17,189	(1,521)
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		175,429	90,126	85,303	128,401	7,957
PCC Amberstone Private Equity Fund 1		106,024	—	106,024	13,877	12,546
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		447,604	175,229	272,375	252,246	27,628
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,705,670	546,262	1,159,408	447,696	200,246
AES Mong Duong Power Company Limited		1,701,272	1,019,227	682,045	417,021	151,022
9404-5515 Quebec Inc.		1,397,061	—	1,397,061	—	182,708
FQM Australia Holdings Pty Ltd		1,458,318	1,131,628	326,690	493,202	(22,768)
KOREA LNG LTD.		145,845	225	145,620	107,295	105,135
Nickel Mining Company SAS		539,318	279,291	260,027	379,922	91,008
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		305,740	57,932	247,808	45,771	(3,176)
PT. Wampu Electric Power		209,815	129,520	80,295	21,760	4,115
POS-SeAH Steel Wire(Nantong) Co., Ltd.		79,116	45,677	33,439	136,663	(992)
Roy Hill Holdings Pty Ltd		9,859,888	2,152,428	7,707,460	7,706,908	2,542,223
POSCO-NPS Niobium LLC		823,800	—	823,800	—	49,341
KOBRASCO		262,724	57,242	205,482	147,843	96,534
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		663,509	245,499	418,010	1,881,946	26,106
DMSA/AMSA		3,022,659	2,412,377	610,282	1,368,730	(54,212)
CSP - Compania Siderurgica do Pecem		4,422,752	3,678,956	743,796	3,101,132	500,082
HBIS-POSCO Automotive Steel Co., Ltd		712,633	270,668	441,965	473,494	(15,515)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(f)	Changes in accumulated losses of equity-accounted investees that were not recognized since the Company discontinues the use of the equity method for the year ended December 31, 2023 were as follows:

(in millions of Won}
Company	Beginning balance		Increase or decrease	Ending balance
New Songdo International City Development. LLC	~~W~~	134,495	(17,780)	116,715
UITrans LRT Co. Ltd.		43,872	2,583	46.455
Clean Lksan Co. Ltd.		703	(217)	486
HYOCHUN Co,Ltd.		4,396	713	5,1 09
KIRIN VIETNAM CO, LTD		103	(1)	102
INKOTECH, INC.		540	453	993
POSCO-Poggenamp Electrical Steel Pvt. Ltd.		557	239	796
Gunggi Green Energy		4,296	6,893	11.189
Link City PFV Inc.		5.452	18,396	23,848
Noeul Green Energy Co, Ltd.		1,886	726	2,612
Pohang E& E Co. Ltd.		6,391	5,755	12,146
FOM Australia Holdings Pty Ltd		—	252,727	252,727

	~~W~~	202,691	270.487	473,178

12. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of December 31, 2023 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills Mine(* 1)	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (Unit 1,2) Construction Work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	36.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2* 600 MW Matarbari Ultra Super Critical Coal-Fired Pow er construction work	Construction	67.00	Bangladesh
Yangsan Sasong 2nd Apartment Project (B5,6,7,9 Block) Construction work	Construction	49.00	Korea
Yongmun 123 Construction work Reconstruction Maintenance Project	Construction	70.00	Korea
Songdo B5 Block office Complex Project Construction work	Construction	80.00	Korea
Particle Accelerator Facility Construction work	Construction	55.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

(*1)	As of December 31, 2023, the joint operation is classified as assets and liablities held for sale.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

13. Investment Property, Net

(a)	Investment property as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023				2022
	Acquisition cost		Accumulated depreciation and impairment loss	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Book value
Land	~~W~~	804,022	(16,718)	787,304	325,241	(16,718)	308,523
Buildings		905,649	(249,863)	655,786	825,183	(231,678)	593,505
Structures		3,384	(1,511)	1,873	3,569	(2,213)	1,356
Right of use assets		208,036	(36,705)	171,331	206,166	(35,519)	170,647

	~~W~~	1,921,091	(304,797)	1,616,294	1,360,159	(286,128)	1,074,031

As of December 31, 2023, the fair value of investment property is ~~W~~2,477,766 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	308,523	54,891	473,301	(60)	—	(49,351)	787,304
Buildings		593,505	1,006	83,739	(303)	(28,902)	6,741	655,786
Structures		1,356	—	—	—	(1,049)	1,566	1,873
Right of use assets		170,647	216	—	(78)	(5,635)	6,181	171,331

	~~W~~	1,074,031	56,113	557,040	(441)	(35,586)	(34,863)	1,616,294

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.
(*2)	Represents increases in investment property due to business combination upon reclassification of QSONE Co.,Ltd. into a subsidiary during the year ended December 31, 2023.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	332,308	—	(2,921)	—	(20,864)	308,523
Buildings		584,549	1,661	(34)	(28,336)	35,665	593,505
Structures		753	—	—	(797)	1,400	1,356
Right of use assets		168,467	—	(21,151)	(6,888)	30,219	170,647

	~~W~~	1,086,077	1,661	(24,106)	(36,021)	46,420	1,074,031

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

14. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023					2022
	Acquisition cost		Accumulated depreciation and	Government grants	Book value	Acquisition cost	Accumulated depreciation and	Government grants	Book value
Land	~~W~~	3,295,768	(5,524)	—	3,290,244	3,103,218	(53)	—	3,103,165
Buildings		10,671,833	(6,237,883)	(6,318)	4,427,632	10,102,634	(5,922,285)	(5,455)	4,174,894
Structures		7,159,034	(4,077,472)	(38)	3,081,524	6,989,634	(3,826,658)	(49)	3,162,927
Machinery and equipment		54,184,134	(37,630,472)	(14,470)	16,539,192	52,198,121	(35,767,810)	(7,481)	16,422,830
Vehicles		383,891	(302,246)	(2,050)	79,595	337,932	(284,897)	(904)	52,131
Tools		557,394	(428,215)	(314)	128,865	497,173	(405,844)	(368)	90,961
Furniture and fixtures		840,366	(650,424)	(55)	189,887	796,405	(622,944)	(116)	173,345
Lease assets		1,468,295	(469,990)	—	998,305	1,299,779	(378,581)	—	921,198
Bearer plants		186,723	(49,392)	—	137,331	180,486	(38,766)	—	141,720
Construction-in-progress		6,421,533	(76,357)	(11,503)	6,333,673	3,621,269	(73,267)	(9,978)	3,538,024

	~~W~~	85,168,971	(49,927,975)	(34,748)	35,206,248	79,126,651	(47,321,105)	(24,351)	31,781,195

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2023 and 2022 were as follows:

1) For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(* 2)	Disposals	Depreciation	Impairment loss(* 3,4)	Others(* 1)	Ending
Land	~~W~~	3,103,165	83,489	32,565	(7,502)	—	(5,471)	83,998	3,290,244
Buildings		4,174,894	53,344	5,770	(14,619)	(326,280)	(28,614)	563,137	4,427,632
Structures		3,162,927	16,498	3,651	(6,915)	(261,970)	(28,483)	195,816	3,081,524
Machinery and equipment		16,422,830	211,181	—	(63,195)	(2,401,947)	(202,885)	2,573,208	16,539,192
Vehicles		52,131	34,004	—	(782)	(26,322)	—	20,564	79,595
Tools		90,961	40,170	—	(607)	(52,444)	(77)	50,862	128,865
Furniture and fixtures		173,345	36,975	655	(1,516)	(61,947)	(63)	42,438	189,887
Lease assets		921,198	243,433	—	(15,095)	(170,386)	—	19,155	998,305
Bearer plants		141,720	—	—	—	(9,579)	—	5,190	137,331
Construction-in-progress		3,538,025	6,388,837	—	(2,269)	—	(8,420)	(3,582,500)	6,333,673

	~~W~~	31,781,196	7,107,931	42,641	(112,500)	(3,310,875)	(274,013)	(28,132)	35,206,248

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)

Represents increases in property, plant and equipment upon reclassification of QSONE Co.,Ltd., which was previously an associate, into a subsidiary by acquiring additional shares during the year ended December 31, 2023.

(*3)

The Company terminated operations of certain portions of the lithium production facilities and others located in Gwangyang and Argentina due to changes in operation plans. The Company estimated the recoverable amount of these assets at the net fair value, and recognized an impairment loss of ~~W~~196,207 million since recoverable amounts are less than their carrying amounts.

(*4)

The Company identified impairment indications for the hydrogen peroxide production facilities located in Gwangyang due to fluctuations in raw material prices and changes in production plans. The Company estimated the recoverable amount of these assets at the net fair value, and recognized an impairment loss of ~~W~~46,535 million since recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(* 3)	Others(* 1)	Ending
Land	~~W~~	2,702,715	89,357	248,858	(1,247)	—	—	63,482	3,103,165
Buildings		4,204,450	127,837	37,741	(9,957)	(317,350)	(11,230)	143,403	4,174,894
Structures		3,131,795	82,130	38,535	(3,274)	(253,996)	(5,084)	172,821	3,162,927
Machinery and equipment		16,420,156	597,172	1,216	(33,511)	(2,303,917)	(184,706)	1,926,420	16,422,830
Vehicles		46,030	15,592	902	(1,017)	(18,717)	(123)	9,464	52,131
Tools		77,795	32,386	203	(187)	(37,170)	(351)	18,285	90,961
Furniture and fixtures		166,162	33,936	1,963	(1,175)	(59,359)	(1,990)	33,808	173,345
Lease assets		867,746	184,260	193,572	(22,029)	(168,521)	—	(133,830)	921,198
Bearer plants		154,682	—	—	—	(9,691)	—	(3,271)	141,720
Construction-in-progress		1,825,167	3,947,703	11,111	(383)	—	(9,699)	(2,235,875)	3,538,024

	~~W~~	29,596,698	5,110,373	534,101	(72,780)	(3,168,721)	(213,183)	(5,293)	31,781,195

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)	Represents increases in property, plant and equipment due to business combination upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(*3)

The Company estimated the recoverable amount of damaged assets due to the flooding of Naengcheon stream in Pohang at the net fair value, and recognized an impairment loss of ~~W~~207,072 million since recoverable amounts are less than their carrying amounts.

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Weighted average expenditure	~~W~~	3,585,047	1,657,425
Borrowing costs capitalized		126,260	44,264
Capitalization rate (%)		1.53 ~ 6.91	2.39 ~ 3.85

(d)	Property, plant and equipment and investment property pledged as collateral as of December 31, 2023 and 2022 are as follows:

		Book value
(in millions of Won)	Collateral right holder	2023		2022
Land	Korean Development Bank and others	~~W~~	1,100,811	1,161,696
Buildings and structures	Korean Development Bank and others		1,410,864	1,449,066
Machinery and equipment	Korean Development Bank and others		2,014,210	2,123,621

		~~W~~	4,525,885	4,734,383

As of December 31, 2023, assets pledged as collateral related to the Company’s borrowings and others amounting to ~~W~~6,643,746 million include investment properties and other assets such as right to use land.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(e)	Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	368,167	10,470	(15,582)	734	363,789
Buildings and structures		163,648	49,929	(52,697)	(9,514)	151,366
Machinery and equipment		319,021	73,761	(55,481)	18,303	355,604
Vehicles		18,652	38,410	(16,456)	7,622	48,228
Ships		215,496	28,178	(22,920)	—	220,754
others		6,862	42,901	(12,885)	(6,983)	29,895

	~~W~~	1,091,846	243,649	(176,021)	10,162	1,169,636

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Depreciation	Others	Ending
Land	~~W~~	391,446	18,077	—	(16,843)	(24,513)	368,167
Buildings and structures		143,854	74,454	6,714	(50,397)	(10,977)	163,648
Machinery and equipment		256,205	43,088	175,795	(56,333)	(99,734)	319,021
Vehicles		14,753	12,467	98	(12,015)	3,349	18,652
Ships		210,056	23,793	—	(18,355)	2	215,496
others		19,899	12,381	10,965	(21,467)	(14,916)	6,862

	~~W~~	1,036,213	184,260	193,572	(175,410)	(146,789)	1,091,846

(*1)	Represents increases in right-in-use assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.

(f)	The amount recognized in profit or loss related to leases for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Interest on lease liabilities	~~W~~	41,109	34,936
Expenses related to short-term leases		52,486	29,931
Expenses related to leases of low -value assets		20,103	17,877

	~~W~~	113,698	82,744

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

15. Goodwill and Other Intangible Assets, Net,

(a)	Goodwill and other intangible assets as of December 31, 2023 and 2022 are as follows:

	2023					2022
(in millions of Won)	Acquisition cost		Accumulated amortization and impairment loss	Government grants	Book value	Acquisition cost	Accumulated amortization and impairment loss	Government grants	Book value
Goodwill	~~W~~	1,720,753	(1,317,581)	—	403,172	1,723,974	(1,281,487)	—	442,487
Intellectual property rights		5,167,677	(2,138,026)	—	3,029,651	4,944,973	(1,808,901)	—	3,136,072
Membership		141,306	(3,122)	—	138,184	135,905	(2,963)	—	132,942
Development expense		758,878	(631,974)	(86)	126,818	687,437	(571,266)	—	116,171
Port facilities usage rights		681,530	(499,119)	—	182,411	681,530	(484,319)	—	197,211
Exploration and evaluation assets		324,324	(160,878)	—	163,446	260,548	(159,557)	—	100,991
Development assets		10,235	—	—	10,235	78,970	—	—	78,970
Customer relationships		865,753	(668,858)	—	196,895	865,691	(624,380)	—	241,311
Other intangible assets		1,260,067	(796,052)	(43)	463,972	1,175,409	(783,088)	(25)	392,296

	~~W~~	10,930,523	(6,215,610)	(129)	4,714,784	10,554,437	(5,715,961)	(25)	4,838,451

(b)	The changes in carrying amount of goodwill and other intangible assets for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss(* 3)	Others(* 2)	Ending
Goodwill	~~W~~	442,487	—	—	—	(36,093)	(3,222)	403,172
Intellectual property rights		3,136,072	208,874	(5)	(321,752)	(89,986)	96,448	3,029,651
Membership(* 1)		132,942	7,360	(1,920)	(170)	11	(39)	138,184
Development expense		116,171	13,130	(97)	(73,319)	—	70,933	126,818
Port facilities usage rights		197,211	—	—	(14,800)	—	—	182,411
Exploratation and evaluation assets		100,991	67,000	—	—	(1,204)	(3,341)	163,446
Development assets		78,970	27,831	—	—	—	(96,566)	10,235
Customer relationships		241,311	—	—	(44,478)	—	62	196,895
Other intangible assets		392,296	139,100	(625)	(43,674)	(2,055)	(21,070)	463,972

	~~W~~	4,838,451	463,295	(2,647)	(498,193)	(129,327)	43,205	4,714,784

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible asset and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)

During the year ended December 31, 2023, POSCO Canada Ltd., a subsidiary, decided to make an investment in kind the Greenhills Mine, which is recognized as a joint operation, to a new partnership established by Teck Coal Partnership, the main operator. POSCO Canada Ltd. estimated the recoverable amount considering the fair value and acquired shares of the new partnership, and recognized an impairment loss of ~~W~~88,518 million since recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination (* 3,4)	Disposals	Amortization	Impairment loss(* 5)	Others(*2)	Ending
Goodwill	~~W~~	735,969	—	66,206	—	—	(369,337)	9,649	442,487
Intellectual property rights		2,225,808	354,179	912,971	(582)	(326,494)	379	(30,189)	3,136,072
Membership(* 1)		142,370	9,230	—	(2,082)	(145)	854	(17,285)	132,942
Development expense		153,973	1,800	—	(13)	(67,446)	(1,046)	28,903	116,171
Port facilities usage rights		216,021	—	—	—	(14,800)	—	(4,010)	197,211
Exploratation and evaluation assets		61,957	24,583	21,266	—	—	—	(6,815)	100,991
Development assets		—	6,607	76,591	—	—	—	(4,228)	78,970
Customer relationships		285,720	—	—	—	(44,478)	—	69	241,311
Other intangible assets		344,491	99,388	26,649	(145)	(35,472)	(232)	(42,383)	392,296

	~~W~~	4,166,309	495,787	1,103,683	(2,822)	(488,835)	(369,382)	(66,289)	4,838,451

(*1)	Economic useful life of membership is indefinite.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)	Represents increases in intangible assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(*4)	Represents increases in intangible assets upon acquisition of POSCO Silicon Solution Co., Ltd during the year ended December 31, 2022.
(*5)

During the year ended December 31, 2022, impairment loss of ~~W~~337,953 million on goodwill of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment of green infrastructure, was recognized as the recoverable amount is less than the carrying amount of the CGU.

(c)

For the purpose of impairment testing, goodwill is allocated to individually operating entities each of which is determined to be a CGU. The goodwill amounts as of December 31, 2023 and 2022 are as follows:

(in millions of Won)
		Total number of CGUs
Reporting segments		2023	2022	CGUs	2023		2022
Steel		10	10	POSCO VST CO., LTD.	~~W~~	36,955	36,955
				POSCO Center Beijing		173	173
				Others		13,806	13,741
Green infrastructure	Trading	4	4	POSCO INTERNATIONAL Corporation - Global Business Division(* 1)		240,092	240,092
				POSCO INTERNATIONAL Corporation - Energy Division		26,471	26,471
				Others		7,513	7,270
	E&C	2	2	POSCO Eco & Challenge Co., Ltd.		—	24,868
				POSCO WIDE Co., Ltd		32,585	35,728
	Logistics,etc	1	1	Shinan Green Energy Co.,LTD.		9,722	17,804
Green Materials		3	3	POSCO FUTURE M CO., LTD		8,800	8,800
				POSCO Silicon Solution Co., Ltd		26,947	30,477
				Zhangjiagang Pohang Refractories Co., Ltd.		108	108

		20	20		~~W~~	403,172	442,487

(*1)

The recoverable amount of POSCO INTERNATIONAL Corporation – Global Business Division, a subsidiary in trading segment of the green infrastructure business, is determined based on its value in use. As of December 31, 2023, the value in use is estimated by applying an 7.73% (2022: 8.97%) post-tax discount rate to the future cash flows estimated based on management’s 5-year business plan and terminal growth rate of 1.0% (2022: 1.7%) thereafter. The terminal growth rate does not exceed long-term growth rate of its industry. No impairment loss on goodwill was recognized for the year ended December 31, 2023 as the recoverable amount exceeded the carrying amount of the CGU.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

The Company calculated the value in use by discounting the post-tax cash flows at the post-tax discount rate, which is materially the same as applying pre-tax discount rate of 10.38% (2022: 11.54%) to pre-tax cash flows.

The value in use of the CGU is sensitive to assumptions such as discount rate, terminal growth and estimated revenue used in discount cash flow model. If the discount rate increases by 0.5%, the value in use would have decreased by ~~W~~304,741 million or 7.96%. If the terminal growth rate decreases by 0.5%, the value in use would have decreased by ~~W~~106,403 million or 2.78%.

16. Other Assets

Other current assets and other non-current assets as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Advance payments	~~W~~	593,300	782,439
Prepaid expenses		226,960	263,536
Firm commitment asset		3,418	9,674
Other current assets		17,306	20,290

	~~W~~	840,984	1,075,939

Non-current
Long-term advance payments	~~W~~	46,989	23,429
Long-term prepaid expenses		30,232	53,803
Others(* 1)		95,974	90,143

	~~W~~	173,195	167,375

(*1)

As of December 31, 2023, there is no estimated tax amounts to be refunded as the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification. As of December 31, 2022, the Company recognized tax assets amounting to ~~W~~6,764 million, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

17. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2023 and 2022 are as follows:

(in millions of Won)
	Lenders	Issuance date	M aturity date	Interest rate (%)	2023		2022
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2023~ December, 2023	January, 2024~ December, 2024	3.65 ~ 7.72	~~W~~	69,160	197,718
Short-term borrowings	HSBC and others	December, 2022~ December, 2023	January, 2024~ December, 2024	0.22 ~ 49.69		4,890,120	6,635,402

						4,959,280	6,833,120

Current portion of long-term liabilities Current portion of long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ March, 2023	April, 2024~ December, 2024	0.25 ~ 8.69		990,088	2,302,592
Current portion of debentures	KB Securities co.,Ltd. and others	March, 2019~ October, 2021	January, 2024~ October, 2024	1.51 ~ 2.52		3,255,375	2,782,049
Less: Current portion of discount on debentures issued						(2,217)	(1,767)
Current portion of exchangable bonds	Foreign currency exchangable bonds	September, 2021	September, 2026			1,756,691	—

						5,999,937	5,082,874

					~~W~~	10,959,217	11,915,994

(b) Long-term borrowings, excluding current portion as of December 31, 2023 and 2022 are as follows:

(in millions of Won)
	Lenders	Issuance date	Maturity date	Interest rate (%)	2023		2022
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ December, 2023	January, 2025~ March, 2040	0.19 ~ 8.69	~~W~~	4,590,541 (9,414)	2,718,212 (8,951)
Less: Present value discount Bonds	KB Securities co.,Ltd. and others	July, 2015~ November, 2023	January, 2025~ January, 2033	1.68 ~ 6.85		10,478,394 (48,358)	8,351,006 (28,894)
Less: Discount on debentures issued Exchangeable bonds(*1,2)	Foreign currency exchangeable bonds	September, 2021	September, 2026			—	1,358,294

					~~W~~	15,011,163	12,389,667

(*1)	As of December 31, 2023, exchangeable bonds were reclassified as current liabilities because the bondholders’ put option for redemption is exercisable within 12 months.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(*2)	The issuance conditions of the exchangeable bonds issued by the Company are as follows :

Foreign currency exchangable bonds
Type of bond	Exchangable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -
- Yield to Maturity : (0.78%)

Maturity date	September 1, 2026

1) Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call
Redemption	option is not exercised on, is repaid at maturity as a lump sum 2) Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	449,066(*)

Underlying shares exchange	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjusting the exchange price according to the terms and conditions of the bond in the events of

Adjustments for exchange price	reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuannce of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price. - 3 years(September 1, 2024) from the closing date
Put option by bondholders	- In the event of a change of control of the Company - Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days) - Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.
Call option by the Issuer	- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean-Up Call) - Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

(*)	The exchange value has changed due to cash dividends during the year ended December 31, 2023.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value valuation, and changes in fair value are recognized in profit or loss.

(c)	Assets pledged as collateral with regard to the borrowings as of December 31, 2023 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	4,391,431	5,925,533
Trade accounts and notes receivable	Korea Development Bank and others		132,942	132,942
Financial instruments	Woori Bank and others		36,018	36,018

		~~W~~4,560,391		6,094,493

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

18. Other Payables

Other payables as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Accounts payable	~~W~~	1,174,097	1,423,402
Accrued expenses		1,046,891	981,609
Dividend payable		3,261	4,371
Lease liabilities		163,952	149,384
Withholdings		349,277	307,102

	~~W~~	2,737,478	2,865,868

Non-current
Accounts payable	~~W~~	14,143	15,713
Accrued expenses		8,073	8,102
Lease liabilities		760,368	674,098
Long-term withholdings		90,981	92,489

	~~W~~	873,565	790,402

19. Other Financial Liabilities

Other financial liabilities as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Derivative liabilities	~~W~~	38,631	95,157
Financial guarantee liabilities		5,114	11,370
Others(* 1)		119,881	—

	~~W~~	163,626	106,527

Non-current
Derivative liabilities	~~W~~	81,291	79,984
Financial guarantee liabilities		7,858	7,068
Others		64,633	—

	~~W~~	153,782	87,052

(*1)

The Company recognized other financial liabilities in connection with the put option agreement which POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.), a subsidiary, entered into with GM Battery Raw Materials Corporation.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

20. Provisions

(a)	Provisions as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	146,277	38,114	136,275	33,157
Provision for construction warranties		50,222	146,536	35,702	170,272
Provision for legal contingencies and claims(* 1)		20,893	52,169	46,823	59,518
Provision for the restoration(* 2,3)		14,567	161,253	6,049	185,097
Others(* 4,5,6)		187,785	69,937	291,139	131,874

	~~W~~	419,744	468,009	515,988	579,918

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~45,712 million and ~~W~~52,530 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of December 31, 2023 and 2022, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery amounting to ~~W~~17,005 million as provisions for restoration as of December 31, 2023. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 3.77%~3.89% to measure present value of these costs.

(*3)

During the year ended December 31, 2023, due to contamination of river water quality near Greenhills Mine owned as joint operation by POSCO Canada Ltd., the Company calculated present value of estimated costs for recovery amounting to ~~W~~119,710 million as provisions for improvement and reclassified as liabilities held for sale as of December 31, 2023.

(*4)

As of December 31, 2023 and December 31, 2022, POSCO INTERNATIONAL Corporation and Korea Fuel Cell, recognized ~~W~~23,224 million and ~~W~~97,928 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*5)

As of December 31, 2023 and December 31, 2022, the Company has recognized emission liabilities amounting to ~~W~~9,065 million and ~~W~~14,178 million respectively, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

(*6)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of December 31, 2023 and December 31, 2022, the Company recognized ~~W~~64,166 million and ~~W~~123,073 million, respectively, as provision liabilities.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainties at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance and service provided

Provision for construction warranties	Estimations based on historical warranty data

Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficient reliable estimate of the amount of loss

(c)	Changes in provisions for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(* 1)	Ending
Provision for bonus payments	~~W~~	169,432	181,221	(158,529)	(6,063)	(1,670)	184,391
Provision for construction warranties		205,974	42,653	(49,117)	(8,350)	5,598	196,758
Provision for legal contingencies and claims		106,341	16,327	(48,144)	(3,599)	2,137	73,062
Provision for the restoration		191,146	104,227	(9,887)	(80)	(109,586)	175,820
Others		423,013	189,227	(255,001)	(112,909)	13,392	257,722

	~~W~~	1,095,906	533,655	(520,678)	(131,001)	(90,129)	887,753

(*1)	Includes transfer to liabilities held for sale and adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(* 1)	Ending
Provision for bonus payments	~~W~~	138,533	176,677	(137,092)	(5,813)	(2,873)	169,432
Provision for construction warranties		236,660	52,438	(73,853)	(8,287)	(984)	205,974
Provision for legal contingencies and claims		93,491	47,344	(33,175)	(8,654)	7,335	106,341
Provision for the restoration		159,531	45,130	(43,168)	(1,299)	30,952	191,146
Others		360,861	317,621	(203,985)	(60,738)	9,254	423,013

	~~W~~	989,076	639,210	(491,273)	(84,791)	43,684	1,095,906

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

21. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	70,394	62,467

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Present value of funded obligations	~~W~~	2,445,797	2,200,127
Fair value of plan assets(*1)		(2,902,714)	(2,703,639)
Present value of non-funded obligations		30,912	20,560

Net defined benefit liabilities	~~W~~	(426,005)	(482,952)

(*1)

As of December 31, 2023 and 2022, the Company recognized net defined benefit assets amounting to ~~W~~464,758 million and ~~W~~520,659 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Defined benefit obligations at the beginning of period	~~W~~	2,220,687	2,415,031
Current service costs		235,340	235,007
Interest costs		97,660	71,348
Remeasurements :		178,649	(192,339)
- Loss (gain) from change in financial assumptions		165,919	(381,800)
- Loss (gain) from change in demographic assumptions		(16,094)	(621)
- Loss (gain) from change in others		28,824	190,082
Benefits paid		(263,547)	(300,353)
Others		7,920	(8,007)

Defined benefit obligations at the end of period	~~W~~	2,476,709	2,220,687

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

3)	Changes in fair value of plan assets for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Fair value of plan assets at the beginning of period	~~W~~	2,703,639	2,620,046
Interest on plan assets		126,386	77,745
Remeasurement of plan assets		22,400	(57,335)
Contributions to plan assets		279,225	346,773
Benefits paid		(233,689)	(287,312)
Others		4,753	3,722

Fair value of plan assets at the end of period	~~W~~	2,902,714	2,703,639

The Company expects to make an estimated contribution of ~~W~~281,169 million to the defined benefit plan assets in 2024.

4)	The fair value of plan assets as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Equity instruments	~~W~~	6,867	5,949
Debt instruments		529,313	758,250
Deposits		2,155,063	1,813,863
Others		211,471	125,577

	~~W~~	2,902,714	2,703,639

5)	The amounts recognized in consolidated statement of comprehensive income for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Current service costs	~~W~~	235,340	235,007
Net interest costs(* 1)		(28,726)	(6,397)

	~~W~~	206,614	228,610

(*1)	The actual return on plan assets amounted to ~~W~~148,786 million and ~~W~~20,410 million for the years ended December 31, 2023 and 2022, respectively.

The above expenses by function were as follows:

(in millions of Won)	2023		2022
Cost of sales	~~W~~	135,687	156,576
Selling and administrative expenses		70,746	71,060
Others		181	974

	~~W~~206,614		228,610

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

6)	Accumulated actuarial gains (losses), net of tax recognized in other comprehensive income for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Beginning	~~W~~	(396,296)	(502,065)
Remeasurements of defined benefit plans		(118,548)	105,769

Ending	~~W~~	(514,844)	(396,296)

7)	The principal actuarial assumptions as of December 31, 2023 and 2022 are as follows:

(%)	2023	2022
Discount rate	0.92 ~ 7.60	2.00 ~ 7.60
Expected future increase in salaries(* 1)	2.30 ~ 28.11	1.50 ~ 12.20

(*1)	The expected future increase in salaries is based on the average salary increase rate for the past 5 years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage(%)	Amount	Percentage(%)
Discount rate	~~W~~	(151,746)	(6.1)	172,840	7.0
Expected future increase in salaries		171,615	6.9	(153,433)	(6.2)

9)	As of December 31, 2023 the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 years - 5 year	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	~~W~~	305,269	1,000,746	743,159	1,018,133	404,773	3,472,080

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

22. Other Liabilities

Other liabilities as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Current
Due to customers for contract work	~~W~~	624,632	761,393
Advances received		304,441	535,885
Unearned revenue		69,062	62,030
Withholdings		297,442	369,067
Firm commitment liability		20,136	7,566
Others(*1)		21,929	24,375

	~~W~~	1,337,642	1,760,316

Non-current
Unearned revenue	~~W~~	8,889	22,203
Others(*1)		105,583	129,674

	~~W~~	114,472	151,877

(*1)

As of December 31, 2023 and December 31, 2022, the Company recognized the acquired liability amounted to ~~W~~56,325 million and ~~W~~71,248 million, respectively related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

23. Financial Instruments

(a) Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2023 and 2022 are as follows:

① December 31, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	291,541	—	291,541	—	291,541
Short-term financial instruments		6,540,407	—	6,540,407	—	6,540,407
Equity securities		99,254	61,665	—	37,589	99,254
Debt securities		88,196	—	75,183	13,013	88,196
Other securities		669,687	—	270	669,417	669,687
Derivative hedging instruments(*2)		9,601	—	9,601	—	9,601
Fair value through other comprehensive income
Equity securities		1,694,277	1,539,205	—	155,072	1,694,277
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,670,879	—	—	—	—
Trade accounts and notes receivable		9,155,853	—	—	—	—
Other receivables		2,750,036	—	—	—	—
Debt securities		295,201	—	—	—	—
Deposit instruments		4,423,327	—	—	—	—

	~~W~~	32,688,259	1,600,870	6,917,002	875,091	9,392,963

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	116,748	—	116,748	—	116,748
Borrowings		1,756,691	1,756,691	—	—	1,756,691
Other financial Liabilities		119,258	—	—	119,258	119,258
Derivative hedging instruments(*2)		3,174	—	3,174	—	3,174
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,782,825	—	—	—	—
Borrowings		24,213,689	—	24,310,166	—	24,310,166
Financial guarantee liabilities		12,972	—	—	—	—
Others		3,241,459	—	—	—	—
Other financial Liabilities		65,256	—	—	—	—

	~~W~~	35,312,072	1,756,691	24,430,088	119,258	26,306,037

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

② December 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	350,149	—	350,149	—	350,149
Short-term financial instruments		8,006,081	—	8,006,081	—	8,006,081
Debt securities		75,876	—	69,926	5,950	75,876
Other securities		632,469	29,687	1,022	601,760	632,469
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		9,846	—	9,846	—	9,846
Fair value through other comprehensive income
Equity securities		1,462,088	1,210,124	—	251,964	1,462,088
Financial assets measured at amortized cost(*1)
Cash and Cash Equivalents		8,053,108	—	—	—	—
Trade accounts and notes receivable		8,414,946	—	—	—	—
Other receivables		2,458,227	—	—	—	—
Debt securities		124,147	—	—	—	—
Deposit instruments		2,581,802	—	—	—	—

	~~W~~	32,170,739	1,239,811	8,437,024	861,674	10,538,509

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	157,036	—	157,036	—	157,036
Borrowings		1,358,294	1,358,294	—	—	1,358,294
Derivative hedging instruments		18,105	—	18,105	—	18,105
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,520,821	—	—	—	—
Borrowings		22,947,368	—	22,331,771	—	22,331,771
Financial guarantee liabilities		18,438	—	—	—	—
Others		2,789,195	—	—	—	—

	~~W~~	32,809,257	1,358,294	22,506,912	—	23,865,206

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of derivatives are measured using the derivatives instrument valuation models such as discounted cash flow method. Inputs of the financial instrument valuation model include forward rate, interest rate and others. The fair value of derivatives may change depending on the type of derivatives and the nature of the underlying assets.

3)	Financial assets classified as fair value hierarchy Level 3

①	Value measurement method and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2023 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	~~W~~	104,529	Discounted cash flows	Growth rate	0% ~ 1.00%	As growth rate increases, fair value increases
				Discount rate	9.64% ~ 26.60%	As discount rate increases, fair value decreases
		113,626	Proxy firm valuation method	Price multiples	0.695 ~ 3.343	As price multiples increases, fair value increases
		656,936	Asset value approach	—	—	—

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

②	Sensitivity analysis of financial assets classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2023 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	~~W~~	1,511	(1,308)
	Fluctuation 0.5% of discount rate		2,125	(1,938)

③	Changes in fair value of financial assets classified as Level 3 for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)
	2023		2022
Beginning	~~W~~	861,674	620,914
Acquisition		100,442	182,217
Gain (loss) on valuations of financial assets		39,621	24,613
Other comprehensive income (loss)		22,526	126,510
Disposal and others		(149,172)	(92,580)

Ending	~~W~~	875,091	861,674

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

4)	Finance income and costs by category of financial instrument for the years ended December 31, 2023 and 2022 were as follows:

①	For the year ended December 31, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	520,884	—	190,531	560	711,975	—
Derivative assets		—	167,997	—	289,423	—	457,420	—
Financial assets at fair value through other comprehensive income		—	—	—	—	49,586	49,586	257,725
Financial assets measured at amortized cost		502,147	—	211,077	(84,649)	(6,347)	622,228	—
Financial liabilities at fair value		—	(305,562)	(92,835)	—	—	(398,397)	—
Derivative liabilities		—	(44,323)	—	(276,600)	—	(320,923)	(1,292)
Financial liabilities measured at amortized cost		(1,001,290)	—	(466,244)	11	(26,616)	(1,494,139)	—

	~~W~~	(499,143)	338,996	(348,002)	118,716	17,183	(372,250)	256,433

②	For the year ended December 31, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	20,421	(599,777)	—	237,771	545	(341,040)	—
Derivative assets		—	232,246	—	797,211	—	1,029,457	—
Financial assets at fair value through other comprehensive income		—	—	—	—	38,837	38,837	(10,076)
Financial assets measured at amortized cost		226,584	—	414,944	(64,244)	(42,433)	534,851	—
Financial liabilities at fair value		—	85,790	(8,891)	—	—	76,899	—
Derivative liabilities		—	(162,649)	—	(647,418)	—	(810,067)	1,023
Financial liabilities measured at amortized cost		(607,458)	—	(893,377)	—	1,443	(1,499,392)	—

	~~W~~	(360,453)	(444,390)	(487,324)	323,320	(1,608)	(970,455)	(9,053)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Cash and cash equivalents	~~W~~	6,670,879	8,053,108
Derivative assets		301,142	359,995
Short-term financial instrument		6,540,407	8,006,082
Debt securities		383,397	200,023
Other securities		669,687	632,469
Other receivables		2,750,036	2,460,227
Trade accounts and notes receivable		11,057,819	9,822,224
Deposit instruments		4,423,327	2,581,802

	~~W~~	32,796,694	32,115,930

The Company provided financial guarantee for the repayment of loans of associates, joint ventures and third parties. As of December 31, 2023 and 2022, the maximum exposure to credit risk related to the financial guarantee amounted to ~~W~~3,939,463 million and ~~W~~3,982,288 million, respectively.

2)	Impairment losses on financial assets and contract assets

The Company assesses expected credit losses by estimating the default rate based on the credit loss experience of prior periods and overdue conditions and considers the credit default swap (CDS) premium to reflect changes in credit risk by sector. For credit-impaired assets and significant receivables where the credit risk is significantly increased, credit losses are individually assessed.

①	Allowance for doubtful accounts as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Trade accounts and notes receivable	~~W~~	330,898	378,100
Other accounts receivable		185,987	178,264
Loans		417,725	165,051
Others		18,119	9,098

	~~W~~	952,729	730,513

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

②	Impairment losses on financial assets for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Bad debt expenses	~~W~~	(17,785)	24,791
Other bad debt expenses(*1)		291,340	14,968
Less: Recovery of allowance for other bad debt accounts		(7,641)	(5,144)

	~~W~~	265,914	34,615

(*1)	Other bad debt expenses are mainly related to loans and other accounts receivable.

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
Not due	~~W~~	9,886,572	13,155	7,955,929	20,752
Over due less than 1 month		681,782	5,448	864,391	63,311
1 month - 3 months		131,267	3,521	388,151	10,337
3 months - 12 months		291,774	27,248	517,171	12,645
Over 12 months		397,322	281,526	446,045	271,055

	~~W~~	11,388,717	330,898	10,171,687	378,100

④	The aging and allowance for doubtful accounts of other receivables as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Loans and other account receivable		Allowance for doubtful accounts	Loans and other account receivable	Allowance for doubtful accounts
Not due	~~W~~	2,948,838	347,108	2,049,908	53,070
Over due less than 1 month		29,653	40	141,718	2,987
1 month - 3 months		56,574	1,812	108,152	16,408
3 months - 12 months		133,081	91,621	24,912	930
Over 12 months		203,712	181,240	487,950	279,018

	~~W~~	3,371,858	621,821	2,812,640	352,413

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Beginning	~~W~~	730,513	717,365
Bad debt expenses		(17,785)	24,791
Other bad debt expenses		283,699	9,824
Others(*1)		(43,708)	(21,467)

Ending	~~W~~	952,719	730,513

(*1)	Others for the years ended December 31, 2023 and 2022, included decreases mainly due to write-off amounting to ~~W~~51,831 million and ~~W~~20,855 million, respectively.

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 1 year	1 year - 5 years	After 5 years
Trade accounts and notes payable	~~W~~	5,782,825	5,782,825	5,782,825	—	—
Borrowings(*1)		25,970,379	28,112,630	11,535,464	14,940,495	1,636,671
Financial guarantee liabilities(*2)		12,972	3,939,463	3,939,463	—	—
Lease liabilities		924,320	1,107,761	163,952	506,381	437,428
Other financial liabilities		2,317,139	2,317,510	2,204,034	113,476	—

	~~W~~	35,007,635	41,260,189	23,625,738	15,560,352	2,074,099

(*1)	For exchangeable bonds, cash flow is allocated to the period in which the investor’s right to claim early redemption could be exercised.
(*2)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

2)	Contractual maturities for derivative financial liabilities are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	After 5 years	Total
Currency forward	~~W~~	33,367	4,984	—	38,351
Currency swap		1,983	5,074	10,651	17,708
Interest rate swap		—	16,278	—	16,278
Others		3,281	44,304	—	47,585

	~~W~~	38,631	70,640	10,651	119,922

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(d)	Currency risk

1)

The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	4,979,817	11,146,695	5,553,742	8,996,494
EUR		538,330	2,882,376	574,739	2,438,031
JPY		343,321	264,563	525,815	384,535
Others		1,108,650	461,634	1,614,928	807,876

2)

As of December 31, 2023 and 2022, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023			2022
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	(616,688)	616,688	(344,275)	344,275
EUR		(234,405)	234,405	(186,329)	186,329
JPY		7,876	(7,876)	14,128	(14,128)

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Fixed rate
Financial assets	~~W~~	19,118,092	21,394,764
Financial liabilities		(19,237,434)	(16,932,079)

		(119,342)	4,462,685

Variable rate
Financial liabilities	~~W~~	(7,657,266)	(8,197,066)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2023 and 2022, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023			2022
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(76,573)	76,573	(81,971)	81,971

24. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2023 and 2022 are as follows:

(Share, in Won)	2023		2022
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2023, total number of ADRs of 20,430,296 outstanding in overseas stock market are equivalent to 5,107,574 shares of common stock.
(*2)

As of December 31, 2023, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2023 and 2022 were as follows:

(share)	2023			2022
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	84,571,230	(8,722,053)	75,849,177	87,186,835	(11,561,263)	75,625,572
Disposal of treasury shares	—	27,030	27,030	—	223,605	223,605
Retirement of treasury shares	—	—	—	(2,615,605)	2,615,605	—

Ending	84,571,230	(8,695,023)	75,876,207	84,571,230	(8,722,053)	75,849,177

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Capital surplus as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	806,114
Other capital surplus		390,515	130,893

	~~W~~	1,663,334	1,400,832

25. Hybrid Bonds

(a)

As of December 31, 2022, POSCO, a subsidiary of the Company, held hybrid bonds, which were classified as non-controlling interests in the consolidated financial statements. During the year ended December 31, 2023, the call option on the hybrid bonds was exercised and redeemed. Hybrid bonds as of December 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2023		2022
Hybrid bond 1-2(*1,2)	2013-06-13	2043-06-13	4.60	~~W~~	—	200,000
Issuance cost					—	(616)

				~~W~~	—	199,384

(*1)	During the year ended December 31, 2023, call option on the hybrid bonds was exercised and redeemed by POSCO, a subsidiary of the Company.
(*2)	Details of issuance of hybrid bonds are as follows.

Hybrid bond 1-2

Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

• After 10 years : return on government bond of Republic of Korea (10 years) + 1.40%

• After 10 years : additionally +0.25% according to Step-up clauses

• After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(b)

As of December 31, 2022, POSCO INTERNATIONAL Corporation, a subsidiary of the Company, held hybrid bonds, which were classified as non-controlling interests in the consolidated financial statements. During the year ended December 31, 2023, the call option on the hybrid bonds was exercised and redeemed. POSCO ENERGY CO., LTD., which issued hybrid bonds, was merged with POSCO INTERNATIONAL Corporation during the year ended December 31, 2023. Hybrid bonds as of December 31, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	2023		2022
Hybrid bond 1-4(*1,2)	2013-08-29	2043-08-29	5.21	~~W~~	—	140,000
Issuance cost					—	(429)

				~~W~~	—	139,571

(*1)	During the year ended December 31, 2023, call option on the hybrid bonds was exercised and redeemed by POSCO INTERNATIONAL Corporation, a subsidiary of the Company.
(*2)	Details of issuance of hybrid bonds are as follows:

Hybrid bond 1-4

Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

• After 10 years : return on government bond of Republic of Korea (10 years) + 1.55%

• After 10 years : additionally +0.25% according to Step-up clauses

• After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

26. Reserves

(a)	Reserves as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(180,964)	(406,555)
Changes in fair value of equity investments at fair value through other comprehensive income		153,279	(103,843)
Foreign currency translation differences		94,605	60,487
Gains or losses on valuation of derivatives		(644)	(3)
Others		980	5,924

	~~W~~	67,256	(443,990)

(b)	Changes in fair value of equity investments at fair value through other comprehensive income for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Beginning balance	~~W~~	(103,843)	(153,359)
Changes in unrealized fair value of equity investments		260,603	37,068
Reclassification upon disposal		—	20,729
Others		(3,481)	(8,281)

Ending balance	~~W~~	153,279	(103,843)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

27. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2023 and 2022 were as follows:

(shares, in millions of Won)	2023			2022
	Number of shares	Amount		Number of shares	Amount
Beginning	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294
Disposal of treasury shares	(27,030)		(2,650)	(223,605)		(48,513)
Retirement of treasury shares	—		—	(2,615,605)		(567,473)

Ending	8,695,023	~~W~~	1,889,658	8,722,053	~~W~~	1,892,308

28. Share-Based Payments

The Company is operating a share-based payment program, under which the Company will pay treasury shares to executives of the Company and its subsidiaries based on performance evaluation. Total quantity of treasury shares to be paid in 2024, based on performance evaluation of 2023, is 19,288 shares for executives of POSCO HOLDINGS INC., and 41,378 shares for executives of subsidiaries including POSCO. As of December 31, 2023, the Company recognized ~~W~~18,898 million as other capital surplus.

Subsidiaries of the Company including POSCO INTERNATIONAL Corporation is operating a share-based payment program, under which the Company will pay treasury shares of the subsidiaries to executives and employees based on performance evaluation. Total quantity of treasury shares to be paid in 2024, based on performance evaluation of 2023, is 385,542 shares. As of December 31, 2023, the Company recognized ~~W~~17,324 million as non-controlling interests.

The fair value of the treasury shares expected to be paid to the Company’s executives and employees as of the date of pay is accounted for as other administrative expenses. Meanwhile, the shares to be paid by the controlling company was accounted for as other capital surplus, and the shares to be paid by subsidiaries including POSCO INTERNATIONAL Corporation, was accounted for as non-controlling interests. The actual quantity of treasury shares to be paid will be determined after the board of director’s resolution and performance evaluation.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

29. Revenue

(a)	Disaggregation of revenue

Details of revenue disaggregated by types of revenue and timing of revenue recognition for the years ended December 31, 2023 and 2022 were as follows:

①	For the year ended December 31, 2023

(in millions of Won)			Green Infrastructure
	Steel		Trading	Construction	Logistics and others	Green Materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	39,435,236	20,973,059	—	17,923	3,775,215	—	64,201,433
Revenue from services		807,142	3,056,272	142,902	397,421	4,415	13,082	4,421,234
Revenue from construction contract		—	—	8,140,768	—	36,404	—	8,177,172
Others		150,895	4,175	17,460	55,269	8	99,551	327,358

	~~W~~	40,393,273	24,033,506	8,301,130	470,613	3,816,042	112,633	77,127,197

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	39,586,131	20,977,234	99,249	73,192	3,775,223	99,551	64,610,580
Revenue recognized over time		807,142	3,056,272	8,201,881	397,421	40,819	13,082	12,516,617

	~~W~~	40,393,273	24,033,506	8,301,130	470,613	3,816,042	112,633	77,127,197

②	For the year ended December 31, 2022

(in millions of Won)			Green Infrastructure
	Steel		Trading	Construction	Logistics and others	Green Materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	43,508,308	24,824,117	—	84,168	2,418,796	—	70,835,389
Revenue from services		919,391	586,047	142,708	3,849,390	4,501	8,017	5,510,054
Revenue from construction contract		—	—	7,516,451	—	28,488	—	7,544,939
Others		119,267	545,294	8,537	65,401	—	121,323	859,822

	~~W~~	44,546,966	25,955,458	7,667,696	3,998,959	2,451,785	129,340	84,750,204

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	43,627,575	25,369,411	122,188	149,569	2,418,796	121,323	71,808,862
Revenue recognized over time		919,391	586,047	7,545,508	3,849,390	32,989	8,017	12,941,342

	~~W~~	44,546,966	25,955,458	7,667,696	3,998,959	2,451,785	129,340	84,750,204

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Receivables
Account receivables	~~W~~	9,155,853	8,414,946
Contract assets
Due from customers for contract work		1,901,966	1,378,640
Contract liabilities
Advance received		309,441	547,874
Due to customers for contract work		624,632	761,393
Unearned revenue		77,908	84,195

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

30. Revenue – Contract Balances

(a)	Details of outstanding contracts as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	28,663,723	272,321	30,239,570	110,414
Accumulated contract profit		2,499,061	36,954	2,664,024	17,916
Accumulated contract loss		(688,962)	(8,916)	(879,882)	(5,266)
Accumulated contract revenue		30,473,822	300,359	32,023,712	123,064

(b)	Details of due from customers for contract work and due to customers for contract work as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,873,681	42,557	1,321,160	86,118
Due to customers for contract work		(608,339)	(16,293)	(674,697)	(86,696)

	~~W~~	1,265,342	26,264	646,463	(578)

(c)	Details of the provisions of construction loss as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Construction segment	~~W~~	48,825	66,124
Others		1,749	11,342

	~~W~~	50,574	77,466

(d)

During the year ended December 31, 2023, the total contract revenues and the estimated total contract costs have changed. The impact of these changes on profit before income tax for the year ended December 31, 2023 and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total contract revenue		Changes in estimated total contract costs	Net income	Future income (loss)	Total
Construction segment	~~W~~	1,342,143	1,428,171	(119,442)	33,414	(86,028)
Others		22,631	16,329	6,654	(352)	6,302

	~~W~~	1,364,774	1,444,500	(112,788)	33,062	(79,726)

The effect on current and future profit is calculated based on the total estimated contract costs based on situations that occurred from the commencement date of the contract to December 31, 2023 and the total contract revenue as of December 31, 2023.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(e)	As of December 31, 2023, revenue expected to be recognized in the future in relation to performance obligations that have not been fulfilled (or partially fulfilled) is as follows:

(in millions of Won)	2024		2025	2026	After 2027	Total
Construction segment	~~W~~	6,763,571	4,587,532	2,625,985	1,051,981	15,029,069
Others		54,102	24,960	15,758	29,857	124,677

	~~W~~	6,817,673	4,612,492	2,641,743	1,081,838	15,153,746

(f)	Uncertainty of estimates

1) Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2) Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

31. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Wages and salaries	~~W~~	1,156,456	1,075,873
Expenses related to post-employment benefits		92,667	84,582
Other employee benefits		273,482	230,909
Travel		47,945	39,661
Depreciation		159,836	148,639
Amortization		96,004	90,069
Communication		11,956	10,890
Electricity		12,242	9,563
Taxes and public dues		100,639	95,976
Rental		48,243	36,732
Repairs		17,787	17,343
Entertainment		15,490	13,741
Advertising		107,223	103,551
Research & development		175,167	179,714
Service fees		234,815	225,072
Vehicles maintenance		7,660	7,102
Industry association fee		11,096	11,624
Conference		19,876	20,259
Others		81,103	78,667

	~~W~~	2,669,687	2,479,967

(b)	Selling expenses

Selling expenses for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Freight and custody expenses	~~W~~	55,531	77,427
Operating expenses for distribution center		4,534	2,507
Sales commissions		68,138	75,012
Sales advertising		4,083	5,782
Sales promotion		9,503	19,388
Sample		2,234	2,052
Sales insurance premium		31,622	39,018
Contract cost		46,140	57,661
Others		11,794	15,635

	~~W~~	233,579	294,482

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

32. Research and Development Expenditures Recognized as Expenses

Research and development expenditures recognized as expenses for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Administrative expenses	~~W~~	175,167	179,714
Cost of sales		343,242	356,560

	~~W~~	518,409	536,274

33. Finance Income and Costs

Details of other finance income and costs for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Finance income
Interest income(*1)	~~W~~	502,147	247,005
Dividend income		50,146	39,383
Gain on foreign currency transactions		1,660,713	2,284,126
Gain on foreign currency translations		292,581	703,627
Gain on derivatives transactions		333,197	840,265
Gain on valuations of derivatives		201,133	262,723
Gain on disposals of financial assets at fair value through profit of loss		203,795	256,016
Gain on valuations of financial assets at fair value through profit or loss		572,154	98,359
Gain on valuations of financial liabilities at fair value through profit or loss		—	85,790
Others		14,880	16,717

	~~W~~	3,830,746	4,834,011

Finance costs
Interest expenses	~~W~~	1,001,290	607,458
Loss on foreign currency transactions		1,595,430	2,505,862
Loss on foreign currency translations		705,866	969,215
Loss on derivatives transactions		320,374	690,471
Loss on valuation of derivatives		77,459	193,127
Loss on disposal of trade accounts and notes receivable		84,649	64,244
Loss on disposals of financial assets at fair value through profit or loss		13,264	18,245
Loss on valuations of financial assets at fair value through profit or loss		51,270	698,136
Loss on valuations of financial liabilities at fair value through profit or loss		305,562	—
Others		47,832	57,708

	~~W~~	4,202,996	5,804,466

(*1)	Interest income calculated using the effective interest method for the years ended December 31, 2023 and 2022 were ~~W~~502,147 million and ~~W~~226,584 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

34. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	1,312	55,262
Gain on disposals of investment in subsidiaries, associates and joint ventures(*1)		197,088	13,904
Gain on disposals of property, plant and equipment		9,387	18,502
Gain on valuation of firm commitment		11,499	181,645
Reversal of other provisions		8,578	5,245
Premium income		13,117	237,565
Gain on bargain purchase(*1)		41,072	—
Gain on disposals of emission rights		25,998	5,181
Others		86,295	74,713

	~~W~~	394,346	592,017

Other non-operating expenses
Loss on disposals of assets held for sale(*2)	~~W~~	103,366	3,964
Loss on disposals of investments in subsidiaries, associates and joint ventures		18,843	12,400
Loss on disposals of property, plant and equipment		125,823	111,082
Impairment loss on property, plant and equipment		275,846	213,183
Impairment loss on intangible assets		129,907	370,663
Loss on valuation of firm commitment		47,448	156,183
Idle tangible asset expenses		3,703	18,184
Increase to provisions		38,395	88,857
Donations		67,393	80,558
Others		93,619	68,611

	~~W~~	904,343	1,123,685

(*1)

During the year ended December 31, 2023, QSONE Co.,Ltd., which had been previously classified as an investment in associates was reclassified as consolidated subsidiaries. As a result, the Company recognized ~~W~~184,556 million of gain on disposals of investment in associates and ~~W~~41,072 million of gain on bargain purchase.

(*2)

During the year ended December 31, 2023, the Company dispose of CSP—Compania Siderurgica do Pecem, which was classified as assets held for sale during the year ended December 31, 2022, and recognized ~~W~~103,366 million of loss on disposals of assets held for sale. The loss on disposal of assets held for sale recognized as profit or loss includes ~~W~~102,470 million, which was reclassified from accumulated other comprehensive loss arising from translating the financial statements of foreign operation.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

35. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the years ended December 31, 2023 and 2022 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2023		2022
Raw material used, changes in inventories and others	~~W~~	46,249,994	54,450,080
Employee benefits expenses(*2)		4,660,771	4,330,946
Outsourced processing cost		10,377,087	8,641,448
Electricity and water expenses		1,099,970	936,360
Depreciation(*1)		3,325,088	3,204,744
Amortization		498,193	488,835
Freight and custody expenses		2,297,544	3,077,044
Sales commissions		68,138	75,012
Loss on disposal of property, plant and equipment		125,823	111,082
Impairment loss on property, plant and equipment		275,846	213,183
Impairment loss on intangible assets		129,907	370,663
Donations		67,393	80,558
Other expenses		5,615,703	5,058,849

	~~W~~	74,791,457	81,038,804

(*1)	Includes depreciation expense of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Wages and salaries	~~W~~	4,375,123	4,024,805
Expenses related to post-employment benefits		285,648	306,141

	~~W~~	4,660,771	4,330,946

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

36. Income Taxes

(a)	Income tax expense for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Current income taxes(*1)	~~W~~	802,998	932,085
Deferred income tax due to temporary differences		3,568	(415,609)
Items credited directly to equity		(17,261)	(62,593)

Income tax expense	~~W~~	789,305	453,883

(*1)	Refund (additional payment) of income taxes as a result of a final corporation tax return, tax audits and others credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Net changes in fair value of equity investments at fair value through other comprehensive income(*1)	~~W~~	(71,600)	(37,431)
Remeasurements of defined benefit plans(*1)		34,406	(16,971)
Others		19,933	(8,191)

	~~W~~	(17,261)	(62,593)

(*1)	Those amounts were recognized in other comprehensive income.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(c)

The following table reconciles the calculated income tax expense based on POSCO’s statutory rate (26.4%) to the actual amount of taxes recorded by the Company for the years ended December 31, 2023, and 2022.

(in millions of Won)	2023		2022
Profit before income tax expense	~~W~~	2,635,154	4,014,366
Income tax expense computed at statutory rate		685,319	1,093,589
Adjustments:
Tax credit		(82,233)	(133,727)
Additional income tax expense for prior years		152,656	22,929
Investment in subsidiaries, associates and joint ventures(*1)		146,498	(413,349)
Tax effect due to permanent differences		(3,011)	19,350
Carryforward of unused tax losses		(126,110)	(3,167)
Effect of tax rate change		4,998	(180,533)
Others		11,188	48,791

		103,986	(639,706)

Income tax expense	~~W~~	789,305	453,883

Effective tax rate (%)		29.95%	11.30%

(*1)

During the year ended December 31, 2022, POSCO HOLDINGS INC. sold certain of its subsidiaries and associates to POSCO, a subsidiary of POSCO Holdings, and classified CSP-Compania Siderurgica do Pecem, an investment in joint venture as assets held for sale. This amount includes ~~W~~451,352 million related to recognition of deferred tax assets which were previously not recognized.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023				2022
	Beginning		Increase (decrease)	Ending	Beginning	Increase (decrease)	Ending
Deferred income tax due to temporary differences
Allowance for doubtful account	~~W~~	130,501	26,107	156,608	143,358	(12,857)	130,501
PP&E and Intangible asset		382,838	(143,136)	239,702	(1,118,806)	1,501,644	382,838
Share of profit or loss of equity-accounted investees		269,638	21,281	290,919	224,566	45,072	269,638
Allowance for inventories valuation		47,565	15,622	63,187	22,983	24,582	47,565
Prepaid expenses		16,923	(3,370)	13,553	19,530	(2,607)	16,923
Gain or loss on foreign currency translation		(13,706)	156,945	143,239	(1,105)	(12,601)	(13,706)
Defined benefit liabilities		(40,417)	36,883	(3,534)	(148,341)	107,924	(40,417)
Provision for construction losses		17,949	(6,280)	11,669	10,190	7,759	17,949
Provision for construction warranty		70,271	(24,548)	45,723	74,360	(4,089)	70,271
Accured income		(39,762)	18,491	(21,271)	(50,452)	10,690	(39,762)
Provision for accelerated depreciation		(2,736,674)	75,944	(2,660,730)	(8,510)	(2,728,164)	(2,736,674)
Spin-off		1,543,628	(7,451)	1,536,177	—	1,543,628	1,543,628
Others		604,484	(328,655)	275,829	468,129	136,355	604,484

		253,238	(162,167)	91,071	(364,098)	617,336	253,238

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		36,028	(71,600)	(35,572)	73,459	(37,431)	36,028
Others		(7,051)	54,339	47,288	134,737	(141,788)	(7,051)

		28,977	(17,261)	11,716	208,196	(179,219)	28,977

Deferred tax from tax credit
Tax credit carry-forward and others		71,364	182,195	253,559	72,864	(1,500)	71,364
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures		224,021	(6,335)	217,686	245,029	(21,008)	224,021

	~~W~~	577,600	(3,568)	574,032	161,991	415,609	577,600

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(e)	Deferred tax assets and liabilities for the years ended December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023			2022
	Asset	Liabilities	Net	Asset	Liabilities	Net
Deferred income tax due to temporary differences
Allowance for doubtful account	156,681	(73)	156,608	130,700	(199)	130,501
PP&E and Intangible asset	337,094	(97,392)	239,702	437,245	(54,407)	382,838
Share of profit or loss of equity-accounted investees	304,225	(13,306)	290,919	284,568	(14,930)	269,638
Allowance for inventories valuation	63,187	—	63,187	47,565	—	47,565
Prepaid expenses	13,659	(106)	13,553	17,003	(80)	16,923
Gain or loss on foreign currency translation	205,170	(61,931)	143,239	75,235	(88,941)	(13,706)
Defined benefit liabilities	598,177	(601,711)	(3,534)	550,140	(590,557)	(40,417)
Provision for construction losses	11,669	—	11,669	17,949	—	17,949
Provision for construction warranty	45,723	—	45,723	70,271	—	70,271
Accured income	—	(21,271)	(21,271)	—	(39,762)	(39,762)
Provision for accelerated depreciation	—	(2,660,730)	(2,660,730)	—	(2,736,674)	(2,736,674)
Spin-off	1,536,177	—	1,536,177	1,543,628	—	1,543,628
Others	310,560	(34,731)	275,829	664,229	(59,745)	604,484

	3,582,322	(3,491,251)	91,071	3,838,533	(3,585,295)	253,238

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income	50,134	(85,706)	(35,572)	105,125	(69,097)	36,028
Others	76,604	(29,316)	47,288	30,370	(37,421)	(7,051)

	126,738	(115,022)	11,716	135,495	(106,518)	28,977

Deferred tax from tax credit
Tax credit carry-forward and others	253,559	—	253,559	71,364	—	71,364
Investments in subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures	499,326	(281,640)	217,686	463,133	(239,112)	224,021

	4,461,945	(3,887,913)	574,032	4,508,525	(3,930,925)	577,600

(f)

As of December 31, 2023, deductible temporary differences of ~~W~~6,282,636 million and taxable temporary differences of ~~W~~11,603,746 million related to investments in subsidiaries and associates were not recognized as deferred tax assets or liabilities, because it is not probable they will reverse in the foreseeable future.

(g)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

(h)

Global minimum top-up tax is a system in which multinational corporations with annual revenue of the consolidated financial statements over €750 million in at least two of the preceding four fiscal years. If the effective tax rate of the multinational corporation is less than 15%, the corresponding amount needs to be paid to the tax authorities of the country where the controlling company that meets specific requirement is located.

In 2023, the corporate income tax law related to the global minimum top-up tax in the Republic of Korea was amended and will be effective for fiscal years starting on or after January 1, 2024.

The Company expects to be subject to global minimum top-up tax, however, since the related corporate income tax law in the Republic of Korea will be effective on January 1, 2024, there is no impact on the Company’s income tax expense for the year ended December 31, 2023. Furthermore, as K-IFRS No. 1012 “Income Tax” temporarily exempts the Company from accounting for deferred income taxes related to global minimum top-up tax, the Company did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

The Company is closely monitoring the financial impact of the global minimum top-up tax. Considering transitional exemption provisions (Transitional CbCR SafeHarbour), even if it is assumed that Pillar Two corporate income tax law was applied to Republic of Korea in 2023, the Company does not expect the impact of the global minimum top-up tax on the Company’s current income tax would be significant.

37. Earnings Per Share

(a)	Basic earnings per share for the years ended December 31, 2023 and 2022 were as follows:

(in Won except per share information)	2023		2022
Profit attributable to controlling interest	~~W~~	1,698,092,001,648	3,144,086,508,618
Interests of hybrid bonds, net of tax		—	(1,078,164,383)
Weighted-average number of common shares outstanding(*1)		75,869,542	75,814,870

Basic earnings per share	~~W~~	22,382	41,456

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	2023	2022
Total number of common shares issued	84,571,230	84,571,230
Weighted-average number of treasury shares	(8,701,688)	(8,756,360)

Weighted-average number of common shares outstanding	75,869,542	75,814,870

(b)	Diluted earnings per share for the year ended December 31, 2022 are as follows:

(in Won, except share information)
	2022
Profit attributable to controlling interest	~~W~~	3,144,086,508,618
Interests of hybrid bonds, net of tax		(1,078,164,383)
Gain from exchange rate on and revaluation of exchangeable bonds		(55,751,463,819)
Adjusted weighted-average number of common shares(*1)		78,906,375
Diluted earnings per share	~~W~~	39,126

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(shares)	2022
Weighted-average number of common shares outstanding	75,814,870
Weighted-average number of potential common shares	3,091,505

Adjusted weighted-average number of common shares	78,906,375

The Company has potentially issuable common shares due to its exchangeable bonds and Share-based Payment Program as of December 31, 2023 and 2022. Diluted earnings per share is equal to basic earnings per share for the year ended December 31, 2023 due to anti-dilutive effect. Meanwhile, the effect from the Share-based Payment Program was excluded from the calculation of diluted earnings per share for year ended December 31, 2022 due to anti-dilutive effect.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

38. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	146,745	325,043	—	—	15,440
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		9,354	11,037	440	23,007	5,875
POSCO STEELEON CO., Ltd		1,772	—	—	—	105
POSCO DX(formerly, POSCO ICT)		3,040	7,455	—	4,017	9,037
eNtoB Corporation		—	—	40	158	3,326
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,902	13,878	—	—	—
POSCO Mobility Solution Corporation		1,035	—	55	—	—
POSCO INTERNATIONAL Corporation		9,278	77,616	—	—	48
POSCO Maharashtra Steel Private Limited		692	—	353	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		17	—	430	—	—
Others		12,021	6,084	5,347	9,634	46,596

		192,856	441,113	6,665	36,816	80,427

Associates and joint ventures(*2)
SNNC		629	—	55	—	—
Roy Hill Holdings Pty Ltd		—	293,956	—	—	—
Others		240	92,149	11,617	—	158

		869	386,105	11,672	—	158

	~~W~~	193,725	827,218	18,337	36,816	80,585

(*1)	Sales and others mainly consist of trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of December 31, 2023, the Company provided guarantees to related parties (Note 39)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	For the year ended December 31, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	87,165	—	2	—	—	—	10,446
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		7,502	16,555	7	—	80,306	—	13,086
POSCO STEELEON CO., Ltd		133,743	—	215	—	—	7,656	18
POSCO DX(formerly, POSCO ICT)(*3)		1,760	4,970	18	—	39,932	10,190	34,724
eNtoB Corporation		3	24	—	60,649	9,706	32	3,453
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		89,535	13,878	44	84,301	4,757	56,325	908
POSCO Mobility Solution Corporation		176,534	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,102,356	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,359	22,867	—	—	—	—	1
POSCO Canada Ltd.		—	—	—	77,225	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,584	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,840	—	513	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,776	—	562	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,806	—	1,130	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,475	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	179	379,823	—	—	—
POSCO ASSAN TST STEEL INDUSTRY Inc.		47,335	—	537	—	—	—	8
Others		208,200	2,452	6,574	68,139	18,844	53,139	227,147

		3,355,083	122,839	9,781	915,202	153,545	136,912	291,019

Associates and joint ventures(*3)
SNNC		3,242	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	186,813	—	210,455	—	—	—
Others		78,048	209,457	14,704	14,015	—	—	197

		106,904	401,618	14,712	372,709	—	—	197

	~~W~~	3,461,987	524,457	24,493	1,287,911	153,545	136,912	291,216

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(b)	The related account balances of significant transactions between the controlling company and related companies as of December 31, 2023 and 2022 are as follows:

1)	December 31, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	110,913	19,666	130,579	3,937	32,901	36,838
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		9,262	1,714	10,976	—	170	170
POSCO STEELEON CO., Ltd		1,063	—	1,063	—	—	—
POSCO DX(formerly, POSCO ICT)		1,574	—	1,574	1,434	423	1,857
eNtoB Corporation		—	—	—	1,391	3	1,394
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		14,299	463	14,762	—	31	31
POSCO Mobility Solution Corporation		981	—	981	—	—	—
POSCO INTERNATIONAL Corporation		6,449	25	6,474	—	163	163
PT. KRAKATAU POSCO		—	3,582	3,582	—	—	—
Others		3,345	11,152	14,497	9,022	151	9,173

		147,886	36,602	184,488	15,784	33,842	49,626

Associates and joint ventures
SNNC		334	—	334	—	—	—
Roy Hill Holdings Pty Ltd		—	88,008	88,008	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	218,900	218,900	—	—	—
Others		195	560	755	—	—	—

		529	307,468	307,997	—	—	—

	~~W~~	148,415	344,070	492,485	15,784	33,842	49,626

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. During the year ended December 31, 2023, the Company provided additional loan to its associates by ~~W~~6,448 million. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables amounting to ~~W~~218,900 million during the year ended December 31, 2023.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	75,343	6,600	81,943	5,678	14,663	20,341
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		3,808	660	4,468	—	—	—
POSCO STEELEON CO., Ltd		818	—	818	—	—	—
POSCO DX(formerly, POSCO ICT)		687	—	687	859	705	1,564
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,550	—	8,550	—	5,086	5,086
POSCO Mobility Solution Corporation		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY Inc.		—	513	513	104	—	104
PT. KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		5,318	6,080	11,398	11,874	4,928	16,802

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and joint ventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74

		23,684	203,323	227,007	74	—	74

	~~W~~	120,699	226,609	347,308	19,588	25,884	45,472

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the Company provided additional loan to its associates by ~~W~~12,116 million.

(c)	Significant transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2023 and 2022 were as follows:

1)	For the year ended December 31, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	208,536	—	1,484	—	279
SNNC		164,198	—	32	637,638	1,749
Noeul Green Energy Co., Ltd.		6,499	—	28	—	10,320
POS-SEAH STEEL WIRE(TIANJIN)CO.,Ltd		14,477	—	—	—	—
POS SeAH Steel Wire(Nantong) Co., Ltd.		43,811	—	—	73	—
South-East Asia Gas Pipeline Company Ltd.		—	59,295	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		113,542	9,000	—	6,861	1,564
Samcheok Blue Power Co., Ltd.		503,283	10,020	—	—	—
Pocheon-Hwado Highway Corp.		160,233	—	—	—	—
Roy Hill Holdings Pty Ltd		—	73,489	—	1,611,073	—
UITrans LRT Co., Ltd.		554	—	—	—	—
Others		474,052	120,429	3,353	590,717	101,909

	~~W~~	1,689,185	272,233	4,897	2,846,362	115,821

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	For the year ended December 31, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	270,465	—	—	—	148
SNNC		161,565	—	412	613,514	1,755
Noeul Green Energy Co., Ltd.		5,531	—	—	—	1,716
CSP - Compania Siderurgica do Pecem(*1)		7,173	—	—	126,123	22,663
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*2)		17,824	—	—	24,190	—
POS-SEAH STEEL WIRE(TIANJIN)CO.,Ltd		14,863	—	—	—	—
POS-SeAH Steel Wire(Nantong) Co., Ltd.		32,007	—	—	357	—
South-East Asia Gas Pipeline Company Ltd.		—	14,541	2,974	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		134,498	24,000	—	5,446	—
Samcheok Blue Power Co., Ltd.		502,259	9,992	26	—	—
Pocheon-Hwado Highway Corp.		93,428	—	—	—	—
Roy Hill Holdings Pty Ltd		—	46,780	—	1,463,383	—
Others		547,627	137,733	3,026	507,705	122,092

	~~W~~	1,787,240	233,046	6,438	2,740,718	148,374

(*1)	CSP - Compania Siderurgica do Pecem was excluded from the subsidiaries due to the sale of its shares during the year ended December 31, 2023.
(*2)	Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd was excluded from the association due to the sale of its shares during the year ended December 31, 2022.

(d)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of December 31, 2023 and 2022 are as follows:

1)	December 31, 2023

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	15,260	—	1,497	16,757	—	39,089	39,089
Samcheok Blue Power Co., Ltd.		162,759	—	213	162,972	—	9,605	9,605
Nickel Mining Company SAS		—	64,197	34	64,231	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		14,162	—	—	14,162	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		13,641	—	82	13,723	1,156	—	1,156
Pocheon-Hwado Highway Corp.		33,944	—	—	33,944	—	7,712	7,712
UITrans LRT Co., Ltd.		—	46,335	8,395	54,730	—	2,398	2,398
Roy Hill Holdings Pty Ltd		—	—	22,002	22,002	263,440	—	263,440
SNNC		14,738	—	60	14,798	25,482	1,731	27,213
POSCO(Guangdong) Automotive Steel Co., Ltd.		59,913	—	—	59,913	52,961	—	52,961
Others		54,211	167,368	134,795	356,374	6,642	14,585	21,227

	~~W~~	368,628	277,900	167,078	813,606	349,681	75,478	425,159

(*1)	As of December 31, 2023, the Company recognizes bad-debt allowance for receivables amounting to ~~W~~185,972 million.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	December 31, 2022

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	63,413	—	16,858	80,271	—	39,664	39,664
Chuncheon Energy Co., Ltd.		—	—	—	—	—	50	50
Samcheok Blue Power Co., Ltd.		107,119	—	—	107,119	—	18,224	18,224
Nickel Mining Company SAS		—	63,024	263	63,287	—	358	358
CSP - Compania Siderurgica do Pecem		3	—	—	3	—	—	—
POS-SeAH Steel Wire(Nantong) Co., Ltd.		7,096	—	—	7,096	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		12,589	—	52	12,641	1,198	4	1,202
Pocheon-Hwado Highway Corp.		16,297	—	—	16,297	—	—	—
UITrans LRT Co., Ltd.		—	36,510	—	36,510	—	1,999	1,999
Roy Hill Holdings Pty Ltd		—	—	7,110	7,110	571,084	—	571,084
SNNC		7,827	—	51	7,878	44,124	198	44,322
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	35,131	—	—	—
Others		98,920	185,022	112,538	396,480	54,708	25,241	79,949

	~~W~~	313,264	319,687	136,872	769,823	671,114	85,738	756,852

(*1)	As of December 31, 2022, the Company recognizes bad-debt allowance for receivables amounting to ~~W~~131,588 million.

(e)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the years ended December 31, 2023 and 2022 were as follows:

1)	December 31, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	36,510	9,825	—	—	46,335
PT. Tanggamus Electric Power		5,014	—	(270)	82	4,826
PT. Wampu Electric Power		3,988	—	(4,063)	75	—
Nickel Mining Company SAS		63,024	—	(2,322)	3,495	64,197
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		3,802	—	(1,323)	100	2,579
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	(7,828)	224	—
AMCI (WA) PTY LTD		104,281	6,620	—	1,276	112,177
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		10,138	—	(5,321)	341	5,158
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		12,673	—	(13,219)	546	—
FQM Australia Holdings Pty Ltd		35,040	2,637	—	923	38,600
POHANG E&E Co. , LTD		100	1,546	—	—	1,646
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	—	(35,131)	—	—

	~~W~~	319,687	20,628	(69,477)	7,062	277,900

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	December 31, 2022

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and jointventures
UITrans LRT Co., Ltd.	~~W~~	29,099	7,460	(5)	(44)	36,510
South-East Asia Gas Pipeline Company Ltd.		47,423	—	(45,639)	(1,784)	—
PT. Tanggamus Electric Power		4,690	—	—	324	5,014
PT. Wampu Electric Power		5,651	—	(1,876)	213	3,988
PT. POSMI Steel Indonesia		2,371	—	(2,371)	—	—
Nickel Mining Company SAS		62,611	—	—	413	63,024
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		4,742	—	(1,264)	324	3,802
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,113	—	—	491	7,604
AMCI (WA) PTY LTD		91,665	6,975	—	5,641	104,281
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,928	—	(6,548)	620	—
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,484	—	—	654	10,138
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		17,783	—	(6,069)	959	12,673
FQM Australia Holdings Pty Ltd		27,227	7,935	—	(122)	35,040
POHANG E&E Co. , LTD		—	100	—	—	100
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	—	35,131

	~~W~~	318,169	57,601	(63,772)	7,689	319,687

(*1)	Includes adjustments of foreign currency translation differences and others.

(f)	For the years ended December 31, 2023 and 2022, details of compensation to key management officers were as follows:

(in millions of Won)	2023		2022
Short-term benefits	~~W~~	199,608	174,629
Long-term benefits		9,641	9,182
Retirement benefits		38,934	22,106

	~~W~~	248,183	205,917

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

39. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for a provision, management considers whether the Company has an obligation as a result of a past event, whether it is probable that an outflow or cash or other resources embodying economic benefits will be required to settle the obligation and the ability to make a reliable estimate of the amount of the obligation.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees and others provided by the Company as of December 31, 2023 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	205,000,000	264,327	—	—
	POSCO Argentina S.A.U	HSBC and others	USD	411,900,000	531,104	319,895,483	412,472
POSCO	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	60,000,000	77,364	60,000,000	77,364
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	110,000,000	141,834	80,000,000	103,152
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,060,300,000	2,656,550	1,023,496,118	1,319,696
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	4,800,000,000	180,576	3,936,000,000	148,072
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	40,000,000	51,576	40,000,000	51,576
	POSCO ASSAN TST STEEL INDUSTRY Inc	SOCIETE GENERALE and others	USD	122,850,000	158,403	122,850,000	158,403
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	POSCO Asia Co., Ltd.	USD	180,000,000	232,092	150,000,000	193,410
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	20,880,000	26,923	13,400,000	17,278
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	POSCO Asia Co., Ltd.	USD	13,200,000	17,020	11,000,000	14,183
	PT. Bio Inti Agrindo	BTPN and others	IDR	1,232,000,000,000	102,995	1,160,000,000,000	96,976
	POSCO ASSAN TST STEEL INDUSTRY Inc	ING	USD	13,700,000	17,665	13,700,000	17,665
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	64,470	20,005,200	25,795
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL JAPAN Corp.					7,106,727	9,163
	POSCO INTERNATIONAL SINGAPORE PTE. LTD.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					17,250,570	22,243
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	34,814	27,000,000	34,814
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	6,000,000	7,736	6,000,000	7,736
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	88,903,407	114,632	53,201,703	68,598
	Posco International Mexico e-Mobility S.A DE C.V.	Export-Import Bank of Korea and others	USD	27,000,000	34,814	27,000,000	34,814
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	967	750,000	967
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	46,418	31,000,000	39,971
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	33,395	25,900,000	33,395
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	18,035	11,952,170	15,411
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)	ULTIUM CAM GP INC.	Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	291,966	—	—
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	65,623	46,000,000	65,623
POSCO	LLP POSUK Titanium	SMBC	USD	13,250,000	17,085	13,250,000	17,085
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	6,650,000	8,575	6,300,000	8,123
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)(*1)	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	137,500	137,500
[Others]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)(*2)	Subcontractors for maintenance projects, etc.	Kookmin Bank and others	KRW	1,535,263	1,535,263	674,016	674,016
POSCO DX(formerly, POSCO ICT)(*1)	Busan Sanseong Tunnel	Kookmin Bank	KRW	7,621	7,621	6,394	6,394
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)	Korea Electric Power Corporation and others	Seoul Guarantee Insurance	KRW	4,527	4,527	4,527	4,527
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	16,754,695	14,745	16,754,695	14,745
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	6,688	80,000,000,000	6,688
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	808,823,105	12,537	808,823,105	12,537

			USD	3,533,270,354	4,555,799	2,081,057,971	2,683,314
			KRW	1,696,611	1,696,611	822,437	822,437
			IDR	1,312,000,000,000	109,683	1,240,000,000,000	103,664
			INR	808,823,105	12,537	808,823,105	12,537
			THB	4,800,000,000	180,576	3,936,000,000	148,072
			EUR	46,000,000	65,623	46,000,000	65,623
			AUD	16,754,695	14,745	16,754,695	14,745
			CAD	299,562,500	291,966	—	—

(*1)	The contingencies include PF contracts, which provide credit enhancement through payment guarantee in relation to the SOC projects as of December 31, 2023.
(*2)	The contingencies include PF contracts, which guarantee the subcontractors progress payment loans in relation to the maintenance projects and others, as of December 31, 2023

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	The details of credit enhancements by types of the Company’s PF business as of December 31, 2023 are as follows:

①	Maintenance projects and others

a.	PF credit enhancements such as debt assumption, supplemental funding agreement etc., maturity of the related loans are as follows:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Other projects	JB CLARK HILLS	Main PF	Debt assumption	~~W~~	42,550	35,459	35,459	—	—	—	35,459	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		676,000	520,000	467,500	—	446,000	21,500	—	—	—
[Others]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption		922,476	730,020	404,799	—	38,354	134,861	121,945	13,100	96,539
	Other projects	Mastern 123 Yeoju Samgyo PFV co., Ltd.	Main PF	Debt assumption		175,500	135,000	133,700	45,000	—	49,000	—	39,700	—
	Other projects	Civic Center PFV	Bridge loan	Debt assumption		45,000	45,000	45,000	—	—	—	45,000	—	—
POSCO DX (formerly, POSCO ICT)	Other projects	Jeonnong schoo keeper co. and others	Main PF	Supplemental funding agreement		1,122,320	123,309	474,888	—	—	—	—	—	474,888

						2,265,296	1,033,329	1,058,387	45,000	38,354	183,861	166,945	52,800	571,427

					~~W~~	2,983,846	1,588,788	1,561,346	45,000	484,354	205,361	202,404	52,800	571,427

(*1)	The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects such as office buildings, retail spaces, warehouses, and educational facilities.

b.	The details of conditional debt assumption and principal and interest repayment contingencies in the event of non-compliance of responsibility completion as of December 31, 2023 are as follows:

(in millions of Won)	Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	23	~~W~~	6,327,707	3,478,950	1,834,196
Other projects	1		110,341	35,000	22,523

	24	~~W~~	6,438,048	3,513,950	1,856,719

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~132,300 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the responsibility completion.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

c.	The details of contingencies of claim for damages in the event of non-compliance of responsibility completion as of December 31, 2023 are as follows:

(in millions of Won)	Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	2	~~W~~	463,742	324,000	77,138
Other projects	53		10,797,925	8,648,087	6,270,750

	55	~~W~~	11,261,667	8,972,087	6,347,888

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~122,200 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the responsibility completion.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX	UITrans LRT Co., Ltd(*1)	Providing funds and debt assumption	1	~~W~~	81,883	32,952
	Pocheon-Hwado Highway Corp.(*2)	Providing funds	1		24,923	16,941
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	UITrans LRT Co., Ltd(*1)	Providing funds and debt assumption	1		205,051	165,045
	Pocheon-Hwado Highway Corp.(*2)	Providing funds	1		319,526	217,171
	POHANG E&E Co., LTD(*3)	Providing funds and supplemental funding agreement	1		71,930	50,946
	Pureun Tongyeong Enviro Co., Ltd.(*3)	Providing funds	1		22,714	12,251
	Pure Gimpo.Co.,Ltd(*3)	Providing funds	1		51,559	25,189
	Clean Iksan Co.,Ltd(*3)	Providing funds	1		44,054	` 25,650

			8		821,640	546,145

[Others]
POSCO DX	Western Inland highway CO.,LTD.	Providing funds	1		47,348	15,678
	SK Solar Energy Co., Ltd.	Debt assumption	1		5,850	3,114
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Western Seoul highway CO.,LTD. and others	Supplemental funding agreement	11		62,720	30,646
	Western Inland highway CO.,LTD. and others	Providing funds	44		2,884,686	1,266,872
	Pohang Youngil Bay New Port	Debt assumption	1		2,250	1,440
	Busan Sanseong Tunnel	Refinancing	1		35,296	26,750

			59		3,038,150	1344500
			59		3,038,150	1,344,500

			67	~~W~~	3,859,790	1,890,645

(*1)

The Company provides a funding obligation agreement of ~~W~~153,260 million (including other shares: ~~W~~385,000 million) equivalent to the Company’s share of the loan balance for the private investment project.

(*2)

The Company provides a funding obligation agreement of ~~W~~344,449 million (including other shares: ~~W~~623,079 million) equivalent to the Company’s share of the loan balance for the private investment project.

(*3)

The Company provides a funding obligation agreement of ~~W~~183,756 million (including other shares: ~~W~~354,092 million) equivalent to the Company’s share of the loan balance for the private investment project.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

3)	Other guarantees

①

As of December 31, 2023, the payment guarantees that the Company provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Ventanas Philippines Construction Inc	Guarantee on performance for contracts and others	~~W~~	14,601	14,601	Credit Agricole and others
	PT POSCO E&C INDONESIA	Guarantee on defects		1,805	1,805	Woori Bank and others

				16,406	16,406

[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	PT.Tanggamus Electric Power	Letter of credit		2,615	2,615	Hana Bank
(formerly, POSCO ENGINEERING &	PT. Wampu Electric Power	Letter of credit		2,837	2,837	Hana Bank
CONSTRUCTION CO.,LTD.)	Pocheon-Hwado Highway Corp. (formerly, Metropolitan Outer Ring Expressway co., ltd.)	Guarantee on performance for projects		23,315	23,315	Construction Guarantee Cooperative

				28,767	28,767

[Others]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd	Guarantee on performance for construction		8,381,876	6,686,305	Construction Guarantee Cooperative

			~~W~~	8,427,049	6,731,478

②	As of December 31, 2023, the primary payment guarantees, etc. that the Company provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	6,806,423	6,793,235
Engineering guarantee insurance	Guarantee on performance for EPC contracts and others		896,888	540,075
Seoul Guarantee Insurance	Construction performance guarantee and others		571,775	571,775
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		4,933,080	4,927,830
Korea software financial cooperative	Guarantee on performance for contracts
Woori Bank and others	Foreign currency guarantee		2,042,804	786,129

		~~W~~	15,358,838	13,724,120

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Other commitments

Details of other commitments of the Company as of December 31, 2023 are as follows:

Company	Description
POSCO HOLDINGS INC.	As of December 31, 2023, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2023, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 3,211,795 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2023.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2023, 43 million tons of iron ore and 15 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Due to decrease of purchase volume in 2023, the purchase volume will be 190 thousand tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of December 31, 2023, there are 36 vessels under contract, and the average remaining contract period is about 7 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years. Meanwhile, POSCO INTERNATIONAL Corporation has signed an LNG SPA with Cheniere Marketing, LLC for the purpose of supplying LNG to POSCO. As an actual buyer of LNG, POSCO provides performance guarantee for POSCO INTERNATIONAL Corporation’s SPA to producer, Cheniere Marketing, LLC. The performance guarantee contract period is from September 30, 2022 to the date of expiration of SPA contract which is September 30, 2046, or the date of termination of payment obligation under the guarantee contract.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of December 31, 2023, the amount which is exposed to the ship purchase agreements entered into is USD 31 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	As of December 31, 2023, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment. Among them, the remaining amount of the core capital investment obligation is ~~W~~43,189 million. Meanwhile, the Company invested ~~W~~25,700 million in January, 2024 and plans to invest ~~W~~17,489 million in March, 2024.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

Company	Description
POSCO FUTURE MATERIALS CANADA INC. (formerly, POSCO CHEMICAL CANADA INC.)	In accordance with the GP Shareholders Agreement between POSCO FUTURE MATERIALS CANADA INC. and GM Battery Raw Materials Corporation (hereinafter referred to as GM), if, POSCO FUTURE M Co., LTD. (POSCO FUTURE MATERIALS CANADA INC’s shareholders) fails to obtain approval for the export of national core technology under the ‘Act On Prevention Of Divulgence And Protection Of Industrial Technology’ in Korea within two years from the date of signing the agreement, GM may sell its shares of ULTIUM CAM GP INC. and ULTIUM CAM LIMITED PARTNERSHIP held by Posco Future Materials Canada Inc.. GM has the right to exercise this put option until the 27th month from the date of signing the agreement. When GM exercises the put option, Posco Future Materials Canada Inc. is required to immediately purchase GM’s shares at a price of the fair market value of GM’s shares or 125% of the total amount of capital contributions made by GM before the closing of the sale, whichever amount is greater. As of December 31, 2023, the Company recognized ~~W~~119,258 million as other financial liabilities related to the terms of this agreement.

(d)	Litigation in progress

As of December 31, 2023, litigations in progress that POSCO HOLDINGS INC. and certain subsidiaries are defendants in legal actions arising from the normal course of business are as follows:

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO HOLDINGS INC.	4	KRW	9,945	9,945	Lawsuit on claim for damages and others
POSCO	35	KRW	205,234	205,234	Lawsuit on claim for employee right and others
POSCO INTERNATIONAL Corporation	2	INR	4,469,396	69,276	Lawsuit on claim for payment on guarantees and others(*1)
	6	KRW	75,458	75,458	Lawsuit on claim for damages and others
	1	PKR	124,775	570	Lawsuit on claim for damages
	6	USD	75,389	97,207	Lawsuit on claim for damages and others(*1)
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	106	KRW	428,767	428,767	Lawsuit on claim for damages and others(*1)
POSCO DX(formerly, POSCO ICT)	1	BRL	14,819	3,938	Lawsuit on claim for damages
	11	KRW	6,789	6,789	Lawsuit on claim for damages and others
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)	3	KRW	5,789	5,789	Lawsuit on claim for damages and others
POSCO M-TECH	1	KRW	67	67	Lawsuit on claim for damages
POSCO A&C	3	KRW	2,181	2,181	Lawsuit on claim for payment on construction and others(*1)
POSCO WIDE Co., Ltd.	2	KRW	563	563	Lawsuit on claim for damages and others
eNtoB Corporation	1	KRW	14	14	Lawsuit on claim for damages
POSCO ASIA COMPANY LIMITED	1	USD	80	103	Lawsuit on claim for damages(*1)
POSCO-China Holding Corp.	1	USD	1,290	1,663	Lawsuit on claim for damages
POSCO-INDIA STEEL DISTRIBUTION CENTER PRIVATE LIMITED	1	INR	525,000	8,138	Lawsuit on claim for damages
POSCO(Suzhou) Automotive Processing Center Co., LTD.	2	CNY	31	6	Lawsuit on claim for invalidation of dismissal
Shinan Green Energy Co., LTD	1	KRW	—	—	Lawsuit on claim for land delivery
POSCO INTERNATIONAL TEXTILE LLC.	1	USD	2,389	3,081	Lawsuit on claim for payment on contract(*1)
Qingdao Pohang Stainless Steel Co., Ltd.	1	CNY	13,260	2,398	Lawsuit on claim for contract termination
POSCO Center Beijing	1	CNY	80	15	Lawsuit on claim for contract termination
POSCO Engineering and Construction India Private Limited	2	INR	493,968	7,657	Lawsuit on claim for payment and others(*1)
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	78	BRL	185,366	49,257	Lawsuit on claim for payment on construction and others(*1)
POSCO INDIA PROCESSING CENTER PRIVATE LIMITED	1	INR	54,420	844	Lawsuit on claim for damages

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(in millions of Won, in thousands of foreign currencies)
Company	Legal actions	Claim amount		Won equivalent	Description
POSCO E&C CHINA Co., Ltd.	1	CNY	765	138	Lawsuit over contract dispute
Pos-Sea Pte Ltd	1	USD	3,200	4,126	Lawsuit over contract dispute
Brazil Sao Paulo Steel Processing Center	7	BRL	6,729	1,788	Lawsuit on claim for labor and others
POSCO Thainox Public Company Limited	1	THB	3,000	113	Lawsuit on invalidation of a check
POSCO ASSAN TST STEEL INDUSTRY Inc	13	USD	80	103	Lawsuit on claim for labor and others(*1)
POSCO TNPC Otomotiv Celik San. Ve Tic. A.S	4	TRY	1,132	49	Lawsuit over industrial accidents and others(*1)
POSCO-India Private Limited	1	INR	2,466	38	Lawsuit on claim for wages

(*1)

The Company made a reliable estimate in 66 lawsuits by considering the possibility and amount of expected outflow of resources and recognized ~~W~~45,712 million as provision for legal contingencies and claims.

For all the other lawsuits and claims, management does not believe the Company has any present obligations and therefore, the Company has not recognized any provisions as of December 31, 2023 for the matters.

(e)	Other contingent circumstances

Other major contingencies for the Company as of December 31, 2023 are as follows:

Company	Description
POSCO HOLDINGS INC.

POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of December 31, 2023, POSCO INTERNATIONAL Corporation has provided 29 blank promissory notes and 18 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	As of December 31, 2023, POSCO Eco & Challenge Co., Ltd. has provided 41 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX (formerly, POSCO ICT)	As of December 31, 2023, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

40. Statements of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2023 and 2022 were as follows:

(in millions of Won)	2023		2022
Trade accounts and notes receivable	~~W~~	(1,127,629)	547,480
Other receivables		32,827	(96,141)
Inventories		1,383,720	(415,596)
Other current assets		265,296	(230,084)
Other non-current assets		(214,331)	42,767
Trade accounts and notes payable		(118,796)	141,925
Other payables		(301,561)	611,932
Other current liabilities		(344,490)	(272,505)
Provisions		(318,955)	(295,624)
Payments of severance benefits		(263,548)	(300,353)
Plan assets		(45,535)	(59,461)
Other non-current liabilities		(34,255)	(9,704)

	~~W~~	(1,087,257)	(335,364)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(b)	Changes in liabilities arising from financial activities for the year ended December 31, 2023 and 2022 were as follows:

1)	December 31, 2023

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	~~W~~	6,833,120	17,472,542	4,371	823,482	(191,497)
Changes from financing cash flows		(2,524,077)	3,356,103	(825,495)	(222,829)	102,707
The effect of changes in foreign exchange rates		650,237	(139,863)	—	38,909	—
Changes in fair values		—	305,562	—	—	(41,201)
Other changes:
Decrease in retained earnings		—	—	720,770	—	—
Decrease in non-controlling interest		—	—	103,615	—	—
Interest expenses		—	16,755	—	41,109	—
Increase in lease assets		—	—	—	243,649	—

Ending	~~W~~	4,959,280	21,011,099	3,261	924,320	(129,991)

2)	December 31, 2022

(in millions of Won)	Liabilities					Derivatives that hedge borrowings
	Short-term borrowings		Long-term borrowings	Dividend payable	Finance lease liabilities
Beginning	~~W~~	5,110,424	16,630,792	4,046	778,014	(107,982)
Changes from financing cash flows		1,764,569	415,692	(1,234,899)	(268,082)	102,973
Changes arising from obtaining or losing control of subsidiaries or other business		—	142,290	—	193,572	—
The effect of changes in foreign exchange rates		(41,873)	355,540	—	(96,771)	—
Changes in fair values		—	(85,790)	—	—	(186,488)
Other changes:
Decrease in retained earnings		—	—	1,138,107	—	—
Decrease in non-controlling interest		—	—	97,117	—	—
Interest expenses		—	14,018	—	34,935	—
Increase in lease assets		—	—	—	181,814	—

Ending	~~W~~	6,833,120	17,472,542	4,371	823,482	(191,497)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

41. Operating Segments and Geographic Information

(a)

The Company’s operating businesses are organized based on the nature of markets and customers. During the year ended December 31, 2023, the Company changed the internal organization and internal reporting structures. As a result, operating segments were recategorized according to the revised reporting materials provided to the management for decision-making. The Company restated the reportable segment information for the year ended December 31, 2022 to conform to the 2023 segment classifications.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile, the Company has classified the business segment and the subsidiaries in each segment as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Green infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Green Materials and energy		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

(b)

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income determined by K-IFRS. Segment assets and liabilities are determined based on separate financial statements. There are various transactions of transactions between reporting segments, including disposal of property, plant and equipment and provision of construction services.

(c)	Information about reportable segments as of and for the years ended December 31, 2023 and 2022 were as follows:

1)	As of and for the year ended December 31, 2023

			Green infrastructure			Green materials and Energy
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	40,393,273	24,033,506	8,301,130	470,613	3,816,042	112,633	77,127,197
Internal revenues		23,145,425	18,910,246	1,966,373	3,475,340	1,005,844	1,449,581	49,952,809
Inter segment revenues		15,293,780	8,906,571	1,864,723	3,431,594	972,511	1,422,313	31,891,492
Total revenues		63,538,698	42,943,752	10,267,503	3,945,953	4,821,886	1,562,214	127,080,006
Interest income		281,530	66,398	100,682	15,837	39,339	73,550	577,336
Interest expenses		(718,937)	(284,056)	(105,102)	(14,091)	(57,638)	(272)	(1,180,096)
Depreciation and amortization		(3,044,565)	(508,161)	(66,854)	(54,219)	(155,567)	(16,126)	(3,845,492)
Impairment loss on property, plant and equipment and others		(305,437)	(9,826)	(28,031)	—	(55,601)	(10,657)	(409,552)
Share of income (loss) of equity-accounted investees, net		(182,668)	(37,368)	13,632	—	(67,248)	(109,568)	(383,220)
Income tax expense		(595,457)	(239,164)	(95,364)	(39,250)	13,281	113,895	(842,059)
Segment profits (losses)		1,241,211	723,929	183,453	170,959	(235,603)	827,298	2,911,247
Segment total assets		66,224,069	19,650,557	9,631,691	2,476,842	10,909,515	51,957,529	160,850,203
Investment in subsidiaries, associates and joint ventures		3,855,038	2,933,140	481,672	9,999	1,550,524	45,084,972	53,915,345
Acquisition of non-current assets		3,748,163	553,955	119,438	137,237	2,795,447	162,639	7,516,879
Segment total liabilities		24,154,043	11,842,508	5,589,827	993,071	4,972,568	4,301,310	51,853,327

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2)	As of and for the year ended December 31, 2022

①	The segment results as previously disclosed are as follows:

			Green infrastructure			Green materials and Energy
(in millions of Won)	Steel		Trading	Construction	Energy and Others		Others	Total
External revenues	~~W~~	44,546,966	25,955,458	7,667,696	3,998,959	2,451,785	129,340	84,750,204
Internal revenues		26,102,681	23,634,302	1,217,795	3,426,549	936,975	1,040,196	56,358,498
Inter segment revenues		18,226,727	11,853,034	1,074,088	3,442,447	923,552	1,818,578	37,338,426
Total revenues		70,649,647	49,589,760	8,885,491	7,425,508	3,388,760	1,169,536	141,108,702
Interest income		141,047	37,603	68,774	23,928	22,708	(13,319)	280,741
Interest expenses		(446,058)	(156,663)	(44,309)	(56,799)	(11,770)	(84)	(715,683)
Depreciation and amortization		(3,036,041)	(392,969)	(64,813)	(149,754)	(94,416)	(20,811)	(3,758,804)
Impairment loss on property, plant and equipment and others		(234,904)	(23,035)	(32)	(292)	(1,053)	—	(259,316)
Share of loss of equity-accounted investees, net		(6,239)	(29,541)	(2,792)	(8,552)	—	(263,264)	(310,388)
Income tax expense		(565,353)	(189,535)	(92,715)	(93,210)	(14,120)	(1,785,487)	(2,740,420)
Segment profits (losses)		1,711,940	525,500	137,911	293,859	109,209	(1,087,428)	1,690,991
Segment total assets		66,143,103	15,693,605	8,878,530	6,612,825	6,652,469	51,421,190	155,401,722
Investment in subsidiaries, associates and joint ventures		2,659,443	1,821,243	565,873	957,168	600,277	44,951,810	51,555,814
Acquisition of non-current assets		3,287,878	622,678	53,708	125,942	1,169,725	370,837	5,630,768
Segment total liabilities		25,111,665	10,097,503	4,937,907	3,683,068	2,127,424	4,156,863	50,114,430

②	The restated segment results due to the change of operating segments are as follows:

			Green infrastructure			Green materials and Energy
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	44,546,966	29,517,938	7,667,696	436,479	2,451,785	129,340	84,750,204
Internal revenues		26,102,681	23,677,786	1,217,795	3,383,065	936,975	1,040,196	56,358,498
Inter segment revenues		18,226,727	11,148,030	1,074,088	3,414,385	923,552	1,818,578	36,605,360
Total revenues		70,649,647	53,195,724	8,885,491	3,819,544	3,388,760	1,169,536	141,108,702
Interest income		141,047	51,869	68,774	9,662	22,708	(13,319)	280,741
Interest expenses		(446,058)	(202,000)	(44,309)	(11,462)	(11,770)	(84)	(715,683)
Depreciation and amortization		(3,036,041)	(495,524)	(64,813)	(47,199)	(94,416)	(20,811)	(3,758,804)
Impairment loss on property, plant and equipment and others		(234,904)	(23,096)	(32)	(231)	(1,053)	—	(259,316)
Share of loss of equity-accounted investees, net		(6,239)	(38,093)	(2,792)	—	—	(263,264)	(310,388)
Income tax expense		(565,353)	(249,395)	(92,715)	(33,350)	(14,120)	(1,785,487)	(2,740,420)
Segment profits (losses)		1,711,940	716,204	137,911	103,155	109,209	(1,087,428)	1,690,991
Segment total assets		66,143,103	20,014,447	8,878,530	2,291,983	6,652,469	51,421,190	155,401,722
Investment in subsidiaries, associates and joint ventures		2,659,443	2,771,602	565,873	6,809	600,277	44,951,810	51,555,814
Acquisition of non-current assets		3,287,878	700,425	53,708	48,195	1,169,725	370,837	5,630,768
Segment total liabilities		25,111,665	12,736,310	4,937,907	1,044,261	2,127,424	4,156,863	50,114,430

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

(in millions of Won)	2023		2022
Total revenue for reportable segments	~~W~~	127,080,006	141,108,702
Elimination of inter-segment revenue		(49,952,809)	(56,358,498)

	~~W~~	77,127,197	84,750,204

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

2) Profit

(in millions of Won)	2023		2022
Total profit for reportable segments	~~W~~	2,911,247	1,690,991
Goodwill and corporate FV adjustments		172,493	(68,771)
Elimination of inter-segment profit		(1,237,891)	1,938,263
Income tax expense		789,305	453,883

Profit before income tax expense	~~W~~	2,635,154	4,014,366

3) Assets

(in millions of Won)	2023		2022
Total assets for reportable segments	~~W~~	160,850,203	155,401,722
Investment in subsidiaries, associates and joint ventures		(48,895,081)	(46,559,264)
Goodwill and corporate FV adjustments		2,630,009	2,366,408
Elimination of inter-segment assets		(13,639,737)	(12,802,085)

	~~W~~	100,945,394	98,406,781

4) Liabilities

(in millions of Won)	2023		2022
Total liabilities for reportable segments	~~W~~	51,853,327	50,114,430
Goodwill and corporate FV adjustments		242,251	215,760
Elimination of inter-segment liabilities		(10,814,081)	(10,180,810)

	~~W~~	41,281,497	40,149,380

5) Other significant items

a)	December 31, 2023

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	577,336	—	(75,189)	502,147
Interest expenses		(1,180,096)	—	178,807	(1,001,289)
Depreciation and amortization		(3,845,492)	(99,347)	121,559	(3,823,280)
Share of profit of equity-accounted investees, net		(383,220)	—	652,898	269,678
Income tax expense		(842,059)	46,116	6,638	(789,305)
Impairment loss on property, plant and equipment and others		(409,552)	—	3,799	(405,753)

b)	December 31, 2022

(in millions of Won)	Total segment		Goodwill and corporate FV adjustments	Elimination of inter-segment transactions	Consolidated
Interest income	~~W~~	280,741	—	(33,736)	247,005
Interest expenses		(715,683)	—	108,225	(607,458)
Depreciation and amortization		(3,758,804)	(95,195)	166,378	(3,687,621)
Share of profit of equity-accounted investees, net		(310,388)	—	986,648	676,260
Income tax expense		(2,740,420)	25,803	2,260,734	(453,883)
Impairment loss on property, plant and equipment and others		(259,316)	—	(324,529)	(583,845)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(e)	Revenue by geographic area for the years ended December 31, 2023 and 2022 was as follows:

(in millions of Won)	2023		2022
Domestic	~~W~~	50,658,510	54,519,647
Japan		2,691,788	2,651,584
China		6,152,191	7,430,619
Indonesia		3,422,647	3,282,888
Asia-other		7,287,382	9,331,724
North America		2,095,705	2,413,054
Europe		2,468,508	2,811,444
Others		2,350,466	2,309,244

	~~W~~	77,127,197	84,750,204

(f)	Non-current assets by geographic area as of December 31, 2023 and 2022 are as follows:

(in millions of Won)	2023		2022
Domestic	~~W~~	31,585,233	28,623,582
Japan		132,229	139,636
China		1,222,358	1,199,461
Indonesia		2,859,375	3,025,737
Asia-other		1,662,482	1,742,673
North America		526,654	323,543
Europe		268,787	282,170
Others		3,280,208	2,356,875

	~~W~~	41,537,326	37,693,677

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(g)	There are no customers whose revenue is 10% or more of the consolidated revenue.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

42. Business Combination

(a)	General Information

As of March 30, 2023, the Company acquired 50% of the remaining shares of QSONE Co.,Ltd. which had previously been classified as an associate, and classified the entity as a wholy owned subsidiary. QSONE Co.,Ltd. owns POSCO Tower Yeoksam, located in Seoul, South Korea, and operates in the business of real estate rental and facility management. With QSONE Co.,Ltd.’s inclusion as a subsidiary, the Company plans to reallocate some of consolidated entities which are dispersed due to space limitation, and expects that the Company will ultimately be able to promote collaboration and improve work efficiency.

Had QSONE Co.,Ltd. been acquired on January 1, 2023, the Company’s revenue and profit would have been ~~W~~77,130,652 million and ~~W~~1,846,904 million. In addition, revenue and profit based on separate financial statements of QSONE Co.,Ltd. after the acquisition are ~~W~~18,044 million and ~~W~~6,307 million.

(b)	Consideration transferred

As of the acquisition date, the fair values of the major categories of the consideration transferred in the acquisition are as follows:

(in millions of Won)	March 30, 2023
Cash	~~W~~	152,749
Investments in associates(*1)		268,951

(*1)

As a result of reassessing 50% of the shares previously held by the Company at fair value, a gain on disposal of ~~W~~184,556 million has been recognized as other non-operating income in the consolidated statement of comprehensive income.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(c)	Identifiable assets acquired and liabilities assumed

The fair value of the identifiable assets acquired and liabilities assumed as of the date of acquisition is as follows:

(in millions of Won)	March 30, 2023
Assets
Cash and cash equivalents	~~W~~	2,220
Trade accounts, notes receivable and other receivables, net		205
Other financial assets		12,000
Other current assets		132

Total current assets		14,557

Other receivables, net		41
Investment property, net		557,040
Property, plant and equipment, net		42,641
Deferred tax assets		10

Total non-current assets		599,732

Total assets	~~W~~	614,289

Liabilities
Short-term borrowings	~~W~~	10,000
Other payables		5,612
Current income tax liabilities		401
Other current liabilities		812

Total current liabilities		16,825

Long-term borrowings		48,000
Other payables		6,546
Other non-current liabilities		967
Deferred tax liabilities		77,019

Total non-current liabilities		132,532

Total liabilities	~~W~~	149,357

Net assets	~~W~~	464,932

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2023 and 2022

(d)	Gain on bargain purchase

The acquisition cost for the remaining 50% shares held by the seller was determined by comprehensively considering factors based on the sales contract, such as the fair value increase of POSCO Tower Yeoksam during the seller’s investment period, target earnings which is calculated by deducting amounts paid by QSONE Co.,Ltd. to the seller as a right of shareholder and creditor, from the seller’s initial investment. Therefore, gain on bargain purchase from this business combination is ~~W~~41,072 million which the Company recognized as other non-operating income.

(e)	Costs related to business combination

During the year ended December 31, 2023 expenses related to the business combination, including evaluation fees were ~~W~~179 million, which the Company recognized as other administrative expenses in the consolidated statements of comprehensive income.

43. Events after the reporting period

On January 23, 2024, POSCO, a subsidiary, issued non-guaranteed senior dollar bonds (issued amount $500 million, nominal interest rate 4.875%). The maturity of the bonds is January 23, 2027.

Notice to Readers

This report is annexed in relation to the audit of the consolidated financial statements as of December 31, 2023 and the audit of internal accounting control system for consolidation purposes pursuant to Article 8-7 of the Act on External Audit for Joint-stock Companies of the Republic of Korea.

Independent Auditors’ Report on Internal Control over Financial Reporting for Consolidation Purposes

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

POSCO HOLDINGS INC.:

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited POSCO HOLDINGS INC. and its subsidiaries’ (the “Company”) internal control over financial reporting (“ICFR”) for consolidation purposes as of December 31, 2023 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as of December 31, 2023 and 2022, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising summary of material accounting policy information and other explanatory information, and our report dated March 13, 2024 expressed an unmodified opinion on those consolidated financial statements.

Basis for Opinion on internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting consolidation purposes section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

The Company’s management is responsible for designing, operating and maintaining effective internal control over financial reporting for consolidation purposes and for its assessment of the effectiveness of internal control over financial reporting for consolidation purposes, included in the accompanying Report on Operating Status of Internal Control over Financial Reporting for Consolidation Purposes,

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting for consolidation purposes.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Company’s internal control over financial reporting for consolidation purposes based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

Our audit of internal control over financial reporting for consolidation purposes included obtaining an understanding of internal control over financial reporting for consolidation purposes, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting for Consolidation Purposes

A company’s internal control over financial reporting for consolidation purposes is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A company’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent or detect material misstatements in the consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Jae Nam Hwang.

Seoul, Korea

March 13, 2024

This report is effective as of March 13, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on Operating Status of Internal Control over Financial Reporting for Consolidation Purposes

English Translation of a Report Originally Issued in Korean

To the Shareholders, Board of Directors and Audit Committee of POSCO HOLDINGS INC.

We, as the Chief Executive Officer and the Internal Control Officer of POSCO HOLDINGS INC. and its subsidiaries(the “Company”), assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) for Consolidation Purposes as of December 31, 2023.

Design and operation of ICFR for Consolidation Purposes is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Control Officer (collectively, “We”).

We evaluated whether the Company effectively designed and operated its ICFR for Consolidation Purposes to prevent and detect errors or frauds which may cause a misstatement in consolidated financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Guidelines for Internal Control over Financial Reporting’ for evaluating design and operation of the Company’s ICFR for Consolidation Purposes, established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”).

Based on our assessment, we concluded that the Company’s ICFR for Consolidation Purposes is designed and operated effectively as of December 31, 2023, in all material respects, in accordance with the ‘Guidelines for Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

January 26, 2024

/s/ Jeong, Ki-Seop, Chief Executive Officer

/s/ Kim, Seung-Jun, Internal Control Officer